EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Adit Laixuthai, Ph.D.
First Senior Vice President

07026379

12g3-2(b) File No.82-4922

Aug 27, 2007

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

U.S.A.

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 29 2007
D.C. 209

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

PROCESSED
SEP 18 2007
THOMSON
FINANCIAL

Yours sincerely,

Aug 27, 07

EXCELLENCE

Management Discussion and Analysis (MD&A)

For the Quarter Ending June 30, 2007

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

泰华农民银行集团 เครือธนาคารกสิกรไทย KASIKORNBANKGROUP
全方位的卓越服务 บริการทุกระดับประทับใจ Towards Service Excellence

Executive Summary
Management Discussion and Analysis,
for the Quarter Ending June 30, 2007

For the second quarter of 2007, the Bank's consolidated net income amounted to Baht 4,088 million, up by Baht 211 million, or 5.44 percent, over the first quarter of 2007, and by Baht 543 million, or 15.32 percent, over the second quarter of last year. This was due to increases in non-interest income, driven by growing fees from our bancassurance, credit card, and underwriting businesses, and also in net interest and dividend income, although the Bank and subsidiaries set aside a higher sum of allowances for doubtful accounts and losses on debt restructuring in the second quarter of this year.

For our balance sheet, the Bank's consolidated assets equaled Baht 962,632 million, rising by Baht 20,705 million, or 2.20 percent, over the end of the previous quarter, in light of increases in interbank and money market items, as well as loans. As of June 30, 2007, the Bank's consolidated loans were Baht 703,418 million, increasing by Baht 18,363 million, or 2.68 percent, over the end of March 2007. The ratio of net non-performing loans to total loans had fallen to 3.59 percent at the end of June 2007, from 3.87 percent at the end of March 2007. Similarly, the ratio of gross non-performing loans to total loans had dropped to 6.71 percent at the end of June 2007, from 7.14 percent at the end of March 2007. With regard to total consolidated liabilities as of June 30, 2007, they were Baht 867,857 million, rising by Baht 19,776 million, or 2.33 percent, over the end of the preceding quarter, due mainly to higher borrowing. In addition to these items, the Bank's consolidated deposits equaled Baht 764,148 million, falling by Baht 9,407 million, or 1.22 percent, from the end of March 2007. Total consolidated shareholders' equity was Baht 94,775 million, rising by Baht 929 million, or 0.99 percent, over the end of the previous quarter, due to our profit in the second quarter of 2007. Lastly, the capital adequacy ratio of the Bank and our AMC amounted to 14.50 percent at the end of June 2007, with Tier-1 and Tier-2 capital equaling 10.48 and 4.02 percent, respectively.

Concerning the Bank's core business operations in the first half of 2007, our SME business was able to maintain satisfactory growth amid intensified competition among financial institutions in this customer segment. Our SME business loans, at the end of June 2007, had grown 4.64 percent over the end of the first quarter, and 5.47 percent over the end of 2006. This segment benefited from the conducting of in-depth research on customers' needs, and the use of this information to help develop new financial solutions and marketing promotional campaigns that better fit customers' demands throughout the first half of 2007. Likewise, our retail business loans continued to expand at a rate of 6.44 percent over the previous quarter, and 9.61 percent over the end of 2006, with broad-based growth being seen. However, debt repayments of customers in some specific industries, amid lingering economic uncertainties, were a factor in a marginal fall of our corporate business loans by 0.52 percent from the end of the first quarter, and by 0.34 percent from the end of 2006. Regarding the Bank's capital markets business, corporate finance business continued to expand, especially in the second quarter, while fee income from currency and interest rate risk management products recorded higher growth over-year, in tandem with foreign exchange rate volatility, and the downward trend in interest rates. Meanwhile, our Treasury Operations, under the supervision of the Central Treasury Department, recorded a 1.89-percent decrease in total interest and dividend income,

pressured in part by the downward interest rate trend in a volatile market.

With our dedication to the pursuit of product and service development under a unified corporate branding known as "KASIKORNBANKGROUP", aiming at meeting all financial needs of every customer segment with the highest quality, KASIKORNBANK has been honored with many related awards during the first half of 2007. Of note is the "Excellence in SME Banking Award 2006" from *Asian Banker* magazine, as we are considered the best in SME banking operations in the Asia-Pacific region. In acknowledgement of our continued efforts in good corporate governance development, we received the "Corporate Governance Asia Recognition Award 2007" for the third straight year from *Corporate Governance Asia* magazine, while *FinanceAsia* magazine provided us with the highest marks for corporate governance within the Thai commercial banking sector.

Content

1. Overview

1.1 Economic Overview and Regulatory Changes

❑ Thailand's Economy in the First Half of 2007

Thailand's economy is expected to grow around 4.3 percent, year-on-year, in the second quarter of 2007, close to the growth rate registered in the first quarter of 2007. Despite listless domestic spending caused by declining consumer confidence and lingering political uncertainties, the Thai economy continued to receive strong support from exports, as their growth remained high in line with the first quarter. Although import growth picked up somewhat in the second quarter, it was still much lower than export growth, resulting in a current account surplus and a stronger Baht in this quarter.

Thailand Economic Growth Forecast

(Units: Year-on-year percentage change, or as otherwise indicated)

	Q2-2007	Q1-2007
Private Consumption	1.5	1.3
Investment	1.5	-1.4
Private	0.8	-2.4
Public	3.6	2.1
Government Consumption	15.0	11.2
Exports	18.3	18.5
Imports	7.4	5.3
Trade Balance (USD millions)	1,489	3,592
Current Account (USD millions)	1,322	4,918
Headline CPI Inflation	1.9	2.4
Gross Domestic Product (GDP)	**4.3**	**4.3**

Source: KASIKORN RESEARCH CENTER Co., Ltd.

While domestic interest rates continued to ease following the Bank of Thailand's policy rate cuts carried on from the first quarter, commercial bank lending has been affected by downbeat consumer sentiment. Meanwhile, banks continued to face tough challenges in maintaining their net interest margins and sound credit quality. Still, competition remains intense as banks are keen to expand their customer bases to meet their lending targets.

❑ Regulatory Changes [1]

Important regulatory changes that occurred in the second quarter of 2007 are summarized in the following:

- **Type and Valuation of Assets Used as Collateral that can be Deducted from a Book Value of Debts before Calculating Loan Loss Provisioning**

The Bank of Thailand (BOT) issued a notification, ref. ForNorSor. (21) Wor. 938/2550, on May 29, 2007, re: "Type and Valuation of Assets Used as Collateral that can be Deducted from a Book Value of Debts before Calculating Loan Loss Provisioning", wherein the existing table of eligible assets per Section 4.11 of BOT notification, ref. ForNorSor. (21) Wor. 1974/2549, on December 21, 2006, re: "Worthless or Irrecoverable Assets of Commercial Banks", has been revoked and three additional forms of assets that can be deducted from a book value of debts before calculating loan loss provisioning have been added, being:

1. Export Credit Insurance of the Export-Import Bank of Thailand (EXIM Bank), in which claims on such assets have been transferred to commercial banks beforehand. Commercial banks are required to deduct this collateral from the book value of debts up to 75 percent of this collateral valuation, before setting aside provisions.
2. Standby Letters of Credit (SBLC) issued by the EXIM Bank. Valuation of this collateral that can be deducted from the book value of debts is 100 percent of credit limit specified in the SBLC.
3. Avals or Letters of Guarantee (LG) issued by the EXIM Bank. Valuation of this collateral that can be deducted from the book value of debts is up to 95 percent of aval, or guarantee, limits.

The new directive above not only helps provide greater opportunity to commercial bank customers to have better funding access, but also reduces credit risks and the loan loss provisioning burden of commercial banks.

1.2 Direction of Business Operations

KASIKORNBANK is dedicated to the pursuit of business under a unified corporate branding known as "KASIKORNBANKGROUP". The principles of the Balanced Scorecard approach to management have also been embraced to achieve our vision and established business goals most quickly and efficiently. We seek to understand our valued customers' needs with a broad array of financial products and services that are complete solutions of the highest quality to meet the demands in all segments of our customer base.

Throughout the first half of 2007, KASIKORNBANK continued our efforts toward further development of good corporate governance based on the Bank's standing policy direction toward best practices and compliance with the guidelines of the Stock Exchange of Thailand (SET) and the Securities and Exchange Commission,

[1] Details on Regulatory Changes in the first quarter of 2007, regarding "Measures on Anti-Money Laundering and Combating the Financing of Terrorism for Financial Institutions" and "Business Continuity Management (BCM)", can be found in the MD&A Report for the period ending March 31, 2007.

Thailand (SEC). Enhanced corporate governance operations that have been implemented in the current year could be seen in, for example, the 2007 Annual General Meeting of Shareholders (AGM), wherein the Bank encouraged shareholders to exercise their rights. Such matters now include allowing eligible shareholders to submit an issue to be considered for inclusion in the AGM meeting agenda; and allowing them to propose a qualified candidate to be considered for director elections. The Bank also allowed eligible shareholders to submit questions concerning the AGM meeting agenda to the Board of Directors before the AGM meeting date. An independent law office has also been retained to oversee the AGM pursuant to the observance of steps and procedures to ensure transparency in the proceedings, per the best practices based on good corporate governance principles.

In addition, the Bank produced a manual entitled "KASIKORNBANKGROUP Corporate Governance" to promote awareness of the subject, making it available to KASIKORNBANKGROUP employees, as well as to customers, investors, shareholders and other interested parties.

In recognition of our dedication to continued development of good corporate governance, in the first half of 2007, we received the "Corporate Governance Asia Recognition Award 2007" for the third straight year from *Corporate Governance Asia* magazine, while *FinanceAsia* magazine voted us the best in investor relations in Thailand, and we received the highest marks for corporate governance within the Thai commercial banking sector.

2. Operating Performance and Financial Position Analysis

2.1 Operating Performance

Operating Performance
for the Second Quarter of 2007

(Units: Million Baht)

	Q2-2007	Q1-2007	Change	Q2-2006	Change
Income from interest and dividends	13,861	14,111	(250)	12,838	1,023
Interest expense	4,795	5,288	(493)	4,050	745
Net income from interest and dividends	9,066	8,823	243	8,788	278
Bad debts and doubtful accounts	1,002	929	73	758	244
Loss on debt restructuring	320	77	243	556	(236)
Non-interest income	4,765	4,205	560	3,357	1,408
Non-interest expense	7,054	6,495	559	5,959	1,095
Income tax expense	1,367	1,650	(283)	1,327	40
Operating profit (Before bad debts and doubtful accounts, and income tax expense)	6,777	6,533	243	6,186	591
Net Income	**4,088**	**3,877**	**211**	**3,545**	**543**

For the second quarter of 2007, the Bank's consolidated net income totaled Baht 4,088 million, rising by Baht 211 million, or 5.44 percent, over the previous quarter. This was due to increases in non-interest income, as well as net interest and dividend income.

Non-interest income rose by Baht 560 million, or 13.32 percent, due to higher fee and service income, driven by growing fees from our bancassurance, credit card, and underwriting businesses, as well as to gains on investments. Net interest and dividend income increased by Baht 243 million, or 2.75 percent, in tandem with a decrease in all types of interest expense, particularly interest expense from deposits, after the Bank cut our fixed-term deposit rates. However, non-interest expense increased by Baht 559 million, or 8.61 percent, as a result of added personnel and higher premises and equipment expenses to support the expansion of KASIKORNBANKGROUP businesses, in accordance with our strategic programs.

When compared to the same quarter of 2006, the Bank's consolidated net income rose by Baht 543 million, or 15.32 percent, in light of increases in both non-interest income and net interest and dividend income. Non-interest income rose by Baht 1,408 million, or 41.95 percent, due mainly to Baht 756 million and 524 million increases in fee and service income, and gains on investments, respectively. In the meantime, net interest and dividend income showed a rise of Baht 278 million, or 3.16 percent, over the same quarter of 2006, after the Bank's over-year loan growth led to a Baht 1,023 million increase in interest and dividend income. Meanwhile, interest expense grew by Baht 745 million, due mainly to expense from deposits following a larger deposit base.

Income Structure

(Units: Million Baht)

	Q2-2007	Q1-2007	Change		Q2-2006	Change	
			Million Baht	Percent		Million Baht	Percent
Interest and Dividend Income							
1. Loans	11,425	11,583	(158)	(1.36)	10,445	980	9.38
1.1 Loans	4,754	4,763	(9)	(0.19)	4,528	226	4.99
1.2 Overdrafts	3,002	3,033	(31)	(1.02)	2,806	196	6.99
1.3 Bills	3,669	3,787	(118)	(3.12)	3,111	558	17.94
2. Interbank and money market items	948	1,054	(106)	(10.06)	1,208	(260)	(21.52)
2.1 Deposits	900	978	(78)	(7.98)	1,125	(225)	(20.00)
2.2 Loans	24	54	(30)	(55.56)	48	(24)	(50.00)
2.3 Securities purchased under resale agreements	24	22	2	9.09	35	(11)	(31.43)
3. Hire purchase and financial lease income	263	215	48	22.33	100	163	163.00
4. Investments	1,225	1,259	(34)	(2.70)	1,085	140	12.90
Total Interest and Dividend Income	**13,861**	**14,111**	**(250)**	**(1.77)**	**12,838**	**1,023**	**7.97**
Non-Interest Income							
1. Fee and service income							
1.1 Acceptances, avals, and guarantees	245	225	20	8.89	192	53	27.60
1.2 Others	3,049	2,663	386	14.49	2,345	704	30.02
2. Gains on exchange	618	610	8	1.31	410	208	50.73
3. Other income	853	707	147	20.79	410	444	108.29
Total Non-Interest Income	**4,765**	**4,205**	**560**	**13.32**	**3,357**	**1,408**	**41.95**
Total Income	**18,626**	**18,316**	**310**	**1.69**	**16,195**	**2,431**	**15.01**

❑ Net Income from Interest and Dividends

For the second quarter of 2007, the Bank's consolidated net interest income equaled Baht 9,066 million, up by Baht 243 million, or 2.75 percent, over the previous quarter of this year, while rising by Baht 278 million, or 3.14 percent, over the same quarter of last year.

Net Income from Interest and Dividends

(Units: Million Baht)

	Q2-2007	Q1-2007	Change	Q2-2006	Change
Income from interest and dividends	13,861	14,111	(250)	12,838	1,023
• Loans	11,425	11,583	(158)	10,445	980
• Interbank and money market items	948	1,054	(106)	1,208	(260)
• Hire purchase and financial lease	263	215	48	100	163
• Investments	1,225	1,259	(34)	1,085	140
Interest expense	4,795	5,288	(493)	4,050	745
Net interest and dividend income	**9,066**	**8,823**	**243**	**8,788**	**278**
% Net interest margin (NIM)	4.03	3.97	0.06	4.26	(0.23)

When compared to the first quarter of 2007, the Baht 243 million increase in net interest and dividend income for the second quarter of 2007 was due mainly to a Baht 493 million drop in interest expense. The Bank's fixed-term deposit rate cuts during the second quarter resulted in a decrease in interest expense from deposits totaling Baht 412 million, or 8.58 percent. In the meantime, our lending rate cuts brought interest income from loans down by Baht 158 million. In addition, interest income from interbank and money market items was down by Baht 106 million, due to the downward interest rate trend. As a result, the Bank's interest and dividend income dropped by Baht 250 million, or 1.77 percent. Regarding net interest margins, they rose from 3.97 percent for the first quarter of 2007, to 4.03 percent for the second quarter, in accordance with higher net interest and dividend income.

When compared to the same quarter of last year, the Baht 278 million increase in net interest and dividend income, equivalent to 3.16-percent growth for the second quarter of 2007, was supported by a rise in interest and dividend income totaling Baht 1,023 million, due to a Baht 980 million increase in interest income from loans. However, interest expense showed an increase of Baht 745 million, in the wake of a Baht 932 million increase in interest expense from deposits after the Bank's deposits increased significantly over the same quarter of last year. As for net interest margins, they fell from 4.26 percent for the second quarter of last year.

❑ Provisions for Doubtful Accounts and Losses on Debt Restructuring

In the second quarter of 2007, the Bank and subsidiaries set aside allowances for doubtful accounts and incurred losses on debt restructuring totaling Baht 1,322 million, up by Baht 316 million over the previous quarter.

When compared to the same quarter of last year, the sum of consolidated allowances and losses on debt restructuring rose slightly, by Baht 8 million, as a Baht 236 million fall in losses on debt restructuring was pared by a Baht 244 million increase in allowances for doubtful accounts, in response to loan expansion and the changing economic situation.

❑ Non-interest Income

For the second quarter of 2007, the Bank's consolidated non-interest income equaled Baht 4,765 million, increasing by Baht 560 million, or 13.32 percent, over the previous quarter. This resulted from fee and service income increased by Baht 406 million, equivalent to 14.06-percent growth, driven by growing fees from our bancassurance, credit card, and underwriting businesses. Plus, gains on investments were up by Baht 185 million, or 46.25 percent, following a sale of investments during the quarter.

When compared to the same quarter of last year, the Bank's consolidated non-interest income increased by Baht 1,408 million, or 41.95 percent. This was attributable to a Baht 756 million increase in fee and service income. Furthermore, gains on investments and on exchange also rose by Baht 524 million and Baht 208 million, respectively.

❑ Non-interest Expense

The Bank's consolidated non-interest expense for the second quarter of 2007 equaled Baht 7,055 million, up by Baht 559 million, or 8.61 percent, over the previous quarter. This resulted from Baht 201 million and Baht 155 million increases in premises and equipment expense, and personnel expense, respectively, following the rising number of staff, as well as sales and service channels, to support the expansion of KASIKORNBANKGROUP businesses, in accordance with our strategic programs.

When compared to the same quarter of last year, the Bank's consolidated non-interest expense rose by Baht 1,095 million, or 18.38 percent. This was due mainly to increases in personnel expense of Baht 452 million, premises and equipment expense of Baht 327 million, and also other expense of Baht 188 million, aiming at supporting the Bank's strategic programs.

2.2 Financial Position Analysis

Financial Position

(Units: Million Baht)

	Jun. 30, 2007	Mar. 31, 2007	Change		Dec. 31, 2006	Change	
			Million Baht	Percent		Million Baht	Percent
Assets	**962,632**	**941,927**	**20,705**	**2.20**	**935,509**	**27,123**	**2.90**
Liabilities and Shareholders' Equity							
- Total liabilities	867,857	848,081	19,776	2.33	847,270	20,587	2.43
- Total shareholders' equity	94,775	93,846	929	0.99	88,238	6,537	7.41
Total Liabilities and Shareholders' Equity	**962,632**	**941,927**	**20,705**	**2.20**	**935,509**	**27,123**	**2.90**

❑ Assets

As of June 30, 2007, the Bank's consolidated assets equaled Baht 962,632 million, rising by Baht 20,705 million, or 2.20 percent, over Baht 941,927 million at the end of the previous quarter. This was owed mainly to increases in interbank and money market items of Baht 23,726 million, or 28.87 percent, as well as continued loan growth. As of June 30, 2007, the Bank's consolidated loans were Baht 703,418 million, increasing by Baht 18,363 million, or 2.68 percent, over the Baht 685,055 million shown at the end of March 2007.

At the end of the second quarter of 2007, the Bank completed allowances for doubtful accounts in accordance with the BOT's new provisioning criteria, with our allowances reaching Baht 32,021 million. The ratio of net non-performing loans to total loans had fallen to 3.59 percent at the end of June 2007, from 3.87 percent at the end of March 2007. Similarly, the ratio of gross non-performing loans to total loans had dropped to 6.71 percent at the end of June 2007, from 7.14 percent at the end of March 2007.

Other items having significant changes are shown in the following:

- Net investments at the end of June 2007 totaled Baht 92,303 million, falling by Baht 17,638 million, or 16.04 percent, from the end of March 2007.
- Securities purchased under resale agreements were Baht 6,000 million at the end of June 2007, falling by Baht 5,700 million, or 48.72 percent, from Baht 11,700 million at the end of March 2007. This was due partly to the Bank's liquidity management, as well as asset reallocation into loans.

❑ Liabilities and Shareholders' Equity

The consolidated liabilities of the Bank, as of June 30, 2007, totaled Baht 867,857 million, rising by Baht 19,776 million, or 2.33 percent, over the end of the first quarter. Consolidated liabilities that changed significantly were:

- Deposits at the end of June 2007 equaled Baht 764,148 million, falling by Baht 9,407 million, or 1.22 percent, from the end of March 2007. This was due mainly to a drop in fixed-term deposits.
- Borrowing, as of June 30, 2007, amounted to Baht 52,797 million, rising by Baht 26,493 million, or 100.72 percent, over the end of March 2007. This was mainly attributable to our issuances of short-term debentures to enhance variety and flexibility of our funding structures, which then resulted in a Baht 26,589 million increase in short-term borrowing, equivalent to 365.28 percent.
- Interbank and money market items (on the liabilities side) were Baht 15,778 million at the end of the June 2007, up by Baht 856 million, or 5.74 percent, over the end of March 2007.
- Liabilities payable on demand totaled Baht 8,845 million at the end of June 2007, increasing by Baht 3,146 million, or 55.19 percent, over the end of March 2007.
- Other liabilities, as of June 30, 2007, were Baht 16,793 million, down by Baht 1,888 million, or 10.11 percent, from the end of March 2007.

As of June 30, 2007, total consolidated shareholders' equity was Baht 94,775 million, rising by Baht 929 million, or 0.99 percent, over the end of March 2007, due to our profit in the second quarter of 2007.

❑ Relationship Between Sources and Uses of Funds

As of June 30, 2007, the funding structure as shown in the Consolidated Financial Statement comprised Baht 867,857 million in liabilities and Baht 94,775 million in shareholders' equity, resulting in a debt-to-equity ratio of 9.16. The major source of funds on the liabilities side was deposits, which accounted for 88.05 percent of the total. Other sources of funds included interbank and money market items, plus borrowing, which accounted for 1.64 percent and 5.49 percent of the total, respectively.

The Bank and subsidiaries' major use of funds was loans. As of June 30, 2007, loans amounted to Baht 703,418 million, resulting in a loan-to-deposit ratio of 92.05 percent. With the remaining liquidity, the Bank invested in various liquid assets such as interbank and money market items, securities purchased under resale agreements and investments in securities.

The major sources and uses of funds as of the end of June 2007 are categorized by contractual maturity periods in the following table:

The Bank and Subsidiaries' Major Source and Use of Funds

(Units: Million Baht)

	Deposits				Loans			
Period	**Jun. 30, 2007**	**Percent**	**Dec. 31, 2006**	**Percent**	**Jun. 30, 2007**	**Percent**	**Dec. 31, 2006**	**Percent**
≤ 1 year	756,841	99.04	743,903	99.07	428,460	60.91	428,033	63.21
> 1 year	7,307	0.96	7,001	0.93	274,958	39.09	249,173	36.79
Total	**764,148**	**100.00**	**750,904**	**100.00**	**703,418**	**100.00**	**677,206**	**100.00**

The Bank and subsidiaries' deposits with remaining maturities of less than or equal to 1 year at the end of June 2007 totaled Baht 756,841 million, increasing by Baht 12,938 million, or 1.74 percent, over the Baht 743,903 million at the end of 2006. Deposits with remaining maturities of over 1 year at the end of June 2007 were Baht 7,307 million, increasing by Baht 306 million, or 4.37 percent, over the Baht 7,001 million at the end of 2006.

At the end of June 2007, the Bank and subsidiaries had loans with remaining maturities of less than or equal to 1 year totaling Baht 428,460 million, rising by Baht 427 million, or 0.10 percent, over the Baht 428,033 million at the end of 2006. Loans with remaining maturities of over 1 year amounted to Baht 274,958 million, increasing by Baht 25,785 million, or 10.35 percent, over the Baht 249,173 million at the end of 2006.

From the above table, it can be seen that, as of June 30, 2007, deposits with remaining maturities of less than or equal to 1 year were larger than loans with remaining maturities of less than or equal to 1 year. This is considered normal for commercial banks in Thailand, as they normally fund their lending or investments in long-term assets from short-term liabilities. However, since most deposits are renewed when they reach maturity, it is likely that they will remain with the Bank

longer than their stated contractual term, thereby helping to support funds for the Bank's lending.

In order to promote greater flexibility and variety in the Bank's funding structure, as well as to provide more alternatives in investments for the public and the Bank's depositors, the Bank issued Short-Term Debenture Projects 1/2005, 2/2005, 1/2006 and 2/2006, with their values together totaling Baht 23,293 million at the end of June 2007. Moreover, "K-B/E Investment" products have also been put on the market, after the BOT granted permission for commercial banks to offer bills of exchange to borrow money from the private sector, effective August 2006.

❑ Investments

The Bank's and subsidiaries' investments consist of trading investments, available-for-sale investments, debt instruments held to maturity, and investments in subsidiary and associated companies. A review of investments is carried out when there is a factor indicating that an investment might have become impaired. Investments, classified by type, as of June 30, 2007, are shown below:

Investments

(Units: Million Baht)

Type of Investment	Jun. 30, 2007	Percent	Mar. 31, 2007	Percent	Dec. 31, 2006	Percent
Debt Instruments	**87,670**	**94.98**	**105,361**	**95.83**	**97,217**	**95.32**
Government and State Enterprise Securities						
• Trading investments	11,118	12.05	18,642	16.96	6,124	6.00
• Available-for-sale investments	32,390	35.09	45,156	41.07	44,154	43.29
• Held-to-maturity investments	8,301	8.99	10,407	9.47	11,125	10.91
Private Enterprise Debt Instruments						
• Trading investments	923	1.00	925	0.84	493	0.48
• Available-for-sale investments	627	0.68	842	0.77	1,436	1.41
• Held-to-maturity investments	931	1.01	931	0.85	980	0.96
Foreign Debt Instruments						
• Available-for-sale investments	31,135	33.73	25,481	23.18	29,842	29.26
• Held-to-maturity investments	2,245	2.43	2,977	2.71	3,063	3.00
Equity Securities	**4,633**	**5.02**	**4,580**	**4.17**	**4,770**	**4.68**
Trading Investments	251	0.27	257	0.23	242	0.24
Available-for-sale Investments	918	0.99	708	0.64	814	0.80
General Investments	2,950	3.20	3,074	2.80	3,231	3.17
Investments in Subsidiary and Associated Companies	541	0.59	541	0.49	483	0.47
Total Investments – Net	**92,303**	**100.00**	**109,941**	**100.00**	**101,987**	**100.00**

❑ Liquidity

Cash and cash equivalents, according to the Bank's consolidated financial statement at the end of June 2007, totaled Baht 19,668 million, increasing by Baht 1,257 million over the end of March 2007, due to the following activities:

- Net cash used in operating activities totaled Baht 9,841 million, as a result of changes in key operating assets and liabilities. Interbank and money market items (on the asset side) increased by Baht 23,056 million, whereas securities purchased under resale agreements dropped by Baht 16,200 million. Loans rose by Baht 29,507 million, and likewise deposits

increased by Baht 13,244 million. Interbank and money market items (on the liabilities side) dropped by Baht 1,911 million, in contrast to short-term borrowing, which showed an increase of Baht 7,249 million.

- Net cash from investment activities was Baht 13,876 million. This amount comprised cash received from the disposal of available-for-sale investments totaling Baht 42,063 million, cash received from the redemption of debt instruments held to maturity totaling Baht 3,931 million, cash paid on available-for-sale investments of Baht 29,311 million, and cash paid on debt instruments held to maturity of Baht 298 million.
- Net cash used in financial activities totaled Baht 2,779 million, due mainly to the Bank's dividend payments in the second quarter of 2007.

❑ Capital Expenditures

To enhance service efficiency, during the second quarter of 2007, the Bank's capital expenditures were used primarily for information technology (IT), totaling Baht 2,014 million. Capital expenditures on other fixed assets totaled Baht 601 million.

2.3 Capital Requirements and Credit Ratings

❑ Capital Funds

As of June 30, 2007, the Bank and subsidiary companies had a capital base of Baht 104,697 million, comprising Tier-1 capital totaling Baht 75,681 million, and Tier-2 capital totaling Baht 29,016 million. The capital adequacy ratio of the Bank and Phethai AMC together equaled 14.50 percent, significantly above the BOT's minimum requirement of 8.50 percent. Details of the capital adequacy ratio of the Bank and our AMC are shown in the following:

Capital Adequacy Ratio *

(Units: Percent)

Capital Funds **	Jun. 30, 2007	Mar. 31, 2007	Dec. 31, 2006	Sep. 30, 2006	Jun. 30, 2006
Tier-1 Capital	10.48	10.25	10.46	11.17	10.47
Tier-2 Capital	4.02	4.18	4.29	4.92	5.03
Total Capital Requirements	**14.50**	**14.43**	**14.74**	**16.09**	**15.51**

Note: * These ratios do not include the net profits of each accounting period. According to BOT regulations, the net profit of the first half of the year shall be included in capital after approval by the Bank's Board of Directors. The net profit for the second half of the year shall be included in capital after approval by a General Meeting of Shareholders. However, if there is a net loss, the loss must be deducted from capital immediately.

** Based on the risk assets of the Bank and our AMC.

Capital Adequacy Ratio

(Including the net profit of each accounting period)

(Units: Percent)

Capital Funds	Jun. 30, 2007	Mar. 31, 2007	Dec. 31, 2006	Sep. 30, 2006	Jun. 30, 2006
Tier-1 Capital	11.62	11.76	11.41	11.65	11.62
Tier-2 Capital	4.02	4.19	4.29	4.92	5.03
Total Capital Requirements	**15.64**	**15.95**	**15.70**	**16.57**	**16.66**

❑ Maintenance of Ratios

The Bank maintains liquid assets, on average, of at least 6.00 percent of deposits and some kinds of borrowing, in compliance with BOT regulations. As of June 30, 2007, the Bank had cash in hand, cash at central cash centers, deposits at BOT and eligible securities, totaling Baht 77,498 million.

❑ Credit Ratings

In the second quarter of 2007, Moody's Investors Service raised the Subordinated Debt Rating from Baa2 to Baa1 with a stable outlook. Meanwhile, the Bank's credit ratings given by Standard & Poor's and Fitch Ratings remained unchanged from the end of March 2007. Details are shown in the following table.

KASIKORNBANK's Credit Ratings

Credit Rating Agencies	June 30, 2007	March 31, 2007
Moody's Investors Service ***		
Long-term - Debt	n.a.*	n.a.*
- Subordinated Debt	Baa1	Baa2
- Deposits	Baa1 **	Baa1 **
Short-term - Debt/Deposits	P-2	P-2
Outlook	Stable	Stable
Bank Financial Strength Rating (BFSR)	D+	D+
Outlook for BFSR	Stable	Stable
Standard & Poor's ***		
Long-term - Debt	BBB	BBB
- Subordinated Debt	BBB-	BBB-
Bank Fundamental Strength Rating (BFSR)	C	C
Short-term - Debt/Deposits	A-2	A-2
Outlook	Stable	Stable
Fitch Ratings ***		
International credit ratings		
Long-term - Debt	BBB+	BBB+
- Subordinated Debt	BBB	BBB
Individual	C	C
Support	2	2
Short-term - Debt/Deposits	F2	F2
Outlook	Stable	Stable
National credit ratings		
Long-term - Debt	AA(tha)	AA(tha)
- Subordinated Debt	AA-(tha)	AA-(tha)
Short-term - Debt/Deposits	F1+(tha)	F1+(tha)
Outlook	Stable	Stable

Note: * Moody's Investors Service does not assign ratings to the Bank's long-term debt.
** Long-term deposits are rated only by Moody's Investors Service.
*** The base levels for investment grade on long-term credit ratings for Moody's Investors Service, Standard & Poor's, and Fitch Ratings are Baa3, BBB- and BBB-, respectively. For short-term credit ratings, the base levels for investment grade as viewed by these three agencies are P-3, A-3, and F3, respectively.

3. Operations of Core Businesses

3.1 Corporate Business Operations

❑ Changes in the Operating Environment

During the first half of 2007, the Thai economy continued to cool as investment activities slowed amid declining business sentiment. This was due to a host of negative factors, including political uncertainties, violence in three Southern provinces, higher oil prices, and the Baht's appreciation. As a result of these negative factors, business activities slowed, as did the demand for bank loans.

However, competition among banks became more intense, as corporate customers are regarded as banks' key customer base, for both interest and fee income. Banks have, therefore, readjusted their products and services with the aim of better meeting customers' needs. Advisory services have also been provided to attract and retain customers.

❑ Business Operations in the First Half of 2007

During the first half of the year, the Bank's progress in product and service development, identified by customer and product segments, included the following:

Customer Segment

- **Multi-Corporate Business**

Despite the economic slowdown, certain industries continued to have satisfactory growth, particularly those receiving promotional privileges from the Board of Investment (BOI). Subsequently, we have shifted our focus to these BOI-promoted industries. To achieve our targets, we have based our product and service development for this group of customers on thorough studies of customers' businesses and their financial needs, in addition to reinforcing the close relationships fostered through various marketing activities. For industries without BOI promotional privileges, emphasis has been placed on providing a wider range of products and services that truly meet customers' needs, especially in the risk management area, which are offered in addition to our core corporate financing products. All of these efforts have resulted in sustained growth in our interest income from credit and trade finance products.

- **Large Corporate Business**

Despite slowing economic activity during the first quarter, we put our focus on lending to industries that are continuing to grow and move forward with their investment plans, such as the electronics, automotive, and pulp and paper industries. Meanwhile, the Bank continued to cultivate close relationships with our customers by arranging appropriate campaigns and events. Of note was our "Welcome CB" campaign aimed at enhancing customers' knowledge of financial and business matters, particularly for customers in the rice milling and hotel businesses. Our efforts have resulted in continued growth in interest revenues from this segment of customers, especially with trade finance products. At the same time, our fee income also witnessed higher growth from trade, foreign exchange and letter of indemnity products.

Product Groups

- **Domestic Credit Products and Letters of Indemnity-Borrowing**

In the first half of 2007, we witnessed higher growth in our domestic credit products, while interest and fee income on letter of indemnity products also met their targets. This success was attributable to our ceaseless efforts in upgrading the Bank's products and services, as well as operational procedures. Notable among the progress made in the first quarter was our promissory note (P/N), which can now be prepared in a variety of formats. Also, customers now have more flexibility in choosing payment terms on advance fees for letter of indemnity bid bonds. At the same time, our credit operations and approval procedures have been upgraded and streamlined for higher efficiency and better service. In the second quarter, we introduced a new credit facility for customers with good credit records wishing to refinance their loans from other financial institutions with us by providing a credit line facility before the transfer of collateral. While customers should find this new product flexible and convenient for their business operations, all transactions are performed within the Bank's risk management guidelines.

We also launched the "K-Supply Chain Financing" overdraft product provided via electronic channels. This product is a combination of a credit product and cash management services, offered as an alternative to the existing "Promissory Note (P/N) Against Invoice" facility. While customers should find our products convenient and a good fit for their business operations, we are also confident that their interest in the products will increase the Bank's fee income as a result.

- **Trade Finance**

In the first half of 2007, our international trade volume increased by four percent over the same period of last year. It should be noted that due to the Baht's appreciation and the volatile foreign exchange market, which have hurt both exporters and importers, the international trade volume cooled significantly in the second quarter when compared to the healthier performance in the first quarter.

In order to differentiate our products and increase our competitive edge in the volatile foreign exchange environment, we rolled out "K-International Trade Solutions" in May, consolidating trade finance services that can be accessed via three main channels, including:

1. **Trade Service Specialists** who serve as personal trade finance managers for our customers. A trade service specialist is assigned to each customer, through whom they can inquire about the Bank's wide range of services and products, international trade regulations, issues regarding international trade risks, as well as their daily international trade transaction status.
2. **International Trade Services Offices** As of June 2007, 31 International Trade Services Offices have been put into service, and we aim to bring the sum to 50 by year-end 2007. This nationwide service outlet should enable us to better serve customers and increase our market share.
3. **K-Trade Connect** provides services covering international trade transactions, as well as facilitating trade-related documents, via electronic channels without the customer having to visit a branch. Customers have responded enthusiastically to this service channel, with more than a hundred having applied for the service.

- **Cash Management**

After completing our research on the needs of customers in various industries in the first quarter, in the second quarter we began rolling out cash management products tailor-made for these industries with the aim of providing a full coverage by the end of the third quarter. In addition, twelve Cash Management Sales and Service Centers were opened nationwide, providing after-sale service and support for our marketing activities.

Furthermore, preparations have been made for the launch of the SMART Credit Payment system, which will be in service in conjunction with a new payment platform developed by National ITMX Co., Ltd., replacing the existing BOT payment system. However, this new system launch has been postponed until the third quarter.

Due to our dedication in cash management services, the Bank was honored with the "2007 Triple A Best Domestic Cash Management Award" by *the Asset* magazine, praising our efficient management of customers' short-term cash flows and effective services to meet their needs during 2006.

- **Securities Services**

In the first half of 2007, we were able to retain our leadership position in market share of mutual fund supervisory services, while business continued to grow well. In particular, during the first half of 2007, mutual fund assets under our supervision grew by 135 percent over the same period of last year. This growth was attributable to the expansion of our customer base, as well as growth from Foreign Investment Funds (FIF) following support from the authorities. We expect our supervisory services to continue to reap benefits from growth in FIFs in the coming quarters.

Meanwhile, our custodial services registered growth of around 10 percent over the same period of last year, due to the launches of new private funds by KASIKORN ASSET MANAGEMENT Co., Ltd. In addition, the Bank's custodial services for provident funds also grew, as our asset management customers have begun to expand business into provident funds.

At the same time, our registrar services in unit trusts and debentures continued to register growth, with even stronger growth expected in the third quarter due to the launches of new mutual funds by KASIKORN ASSET MANAGEMENT Co., Ltd. As for our agency services – in which the Bank operates as a syndicated loan agency, as well as a collateral agency for syndicated loan programs, and as a bondholder representative – we have been able to retain our customer base, despite ongoing political uncertainty, which has affected new customer growth. However, we expect that these services will report higher growth later in this year, as the bank has recently agreed to provide syndicated loans to many large projects.

- **Bancassurance Services**

Following the launches of four new insurance products in the first quarter of 2007, we shifted our focus to upgrading our operational and service procedures in the second quarter. In particular, emphasis was placed on conducting in-depth research on customers' needs and the upgrading of operational procedures for each product, developed in cooperation with our alliance partners in the insurance business. All of these endeavors were carried out with the aim of providing faster and better service that truly meets the customers' needs. For example, insurance coverage without medical checkup has been increased 2-3 times over the previous levels, while

compensation for permanent disability has also been increased for customers' greater satisfaction and benefit.

❑ Financial Position

The Bank's corporate business loans – classified by customer segment and product group as of June 30, 2007, compared to March 31, 2007, and the end of 2006 – are shown in the following:

Corporate Business Loans Classified by Customer Segment

(Units: Million Baht)

	Percent of Total Corporate Business Loans	Jun. 30, 2007	Mar. 31, 2007	Change		Dec. 31, 2006*	Change	
				Million Baht	Percent		Million Baht	Percent
Corporate Business Loans	**100.00**	**238,310**	**239,545**	**(1,235)**	**(0.52)**	**239,123**	**(813)**	**(0.34)**
Customer Segment								
Multi-Corporate Business	41.81	99,629	101,513	(1,884)	(1.86)	101,276	(1,647)	(1.63)
Large Corporate Business	58.19	138,631	138,032	649	0.47	137,847	834	0.61

Note: * Revised to reflect regrouped customers.

As of the end of June 2007, the total corporate business loans under the supervision of the Corporate Business Division equaled Baht 238,310 million, which fell by Baht 1,235 million, or 0.52 percent, from the end of March 2007, and by Baht 813 million, or 0.34 percent, compared to the end of December 2006. This was partly due to loan repayments in some specific sectors, e.g., hire-purchase, rice milling, and textile businesses. However, loan growth was seen for both multi-corporate and large corporate business customers, particularly in processed-agricultural, construction, chemical and plastic industries.

Corporate Business Loans Classified by Product Group

(Units: Million Baht)

	Percent of Total Corporate Business Loans	Jun. 30, 2007	Mar. 31, 2007	Change		Dec. 31, 2006*	Change	
				Million Baht	Percent		Million Baht	Percent
Corporate Business Loans	**100.00**	**238,310**	**239,545**	**(1,235)**	**(0.52)**	**239,123**	**(813)**	**(0.34)**
Product Group								
Domestic Credit Products	74.17	176,765	175,745	1,020	0.58	181,752	(4,987)	(2.74)
Trade Finance	25.62	61,062	63,265	(2,203)	(3.48)	56,493	4,569	8.09
BIBF	0.20	483	536	(53)	(9.89)	878	(395)	(44.99)

Note: * Revised to reflect regrouped customers.

Categorized by product group, domestic credit product loans showed an improvement in the second quarter of 2007. In the meantime, trade finance loans, at the end of June 2007, had grown 8.09 percent over the end of 2006, despite their cooling momentum in the second quarter.

3.2 SME Business Operations

❑ Changes in the Operating Environment

During the first half of 2007, SME business operations were affected by slowing economic activity and declining business sentiment due to lingering political uncertainties, which overshadowed positive factors such as lower bank lending rates following interest rate cuts by the Bank of Thailand. Due to cooling demand for SME loans, banks have trimmed their lending targets. However, competition among credit providers remains as intense as ever, as banks adjust their strategies with the single aim of winning customers over from their competitors. In the segment of micro business customers, competition heightened following an alliance between a medium-size bank and a non-bank credit provider. Due to this kind of collaboration, we expect that the competition in the retail and micro business segments will intensify further in the near future.

❑ Business Operations in the First Half of 2007

The Bank's progress in product and service developments, identified by customer and product segments, included the following:

Customer Segment

- **Small and Medium Business**

Facing intense competition among credit providers, the Bank held several marketing activities during the first half of the year. Of note were our business advisory seminars held for medium and small businesses in Bangkok and the metropolitan area, as well as upcountry. In addition, to foster closer relationships with customers and provide financial support as well as advisory services for SMEs, the Bank, in cooperation with our alliance partners and various public and private agencies, installed exhibition booths at several trade fairs and events. Notable was our booth at the "Money Expo" fair held during May 10-13, 2007.

- **Micro Business**

To increase their customer base, several banks, during the first half of the year, introduced new products and services catering to micro business customers, especially during the "Money Expo" fair. As for the Bank's "Loan Plus III" program rolled out in the first quarter of 2007, it offers new credit lines to customers who are nearing complete repayment of their existing loans. In addition, we launched the "New Branch, New Loan" project with the aim of expanding our customer base and extending more loans. At the same time, great emphasis has been placed on product and service development, while promotional and marketing campaigns have been held extensively to strengthen our business expansion.

Product Groups

- **Domestic Credit Products and Letters of Indemnity-Borrowing**

To provide support for SME businesses and increase our interest and non-interest income to meet targets, the Bank launched our "K-P/O & Invoice Financing" product during the first half of 2007. This product is a part of our supply chain solutions provided in cooperation with KASIKORN FACTORING Co. Ltd. The product integrates collection, payment and credit services into a comprehensive

service solution for better liquidity and cost management among SME businesses. We also launched a new "K-SME Credit" product for customers with sales volumes up to Baht 50 million. With this new product, customers will be able to apply for credit lines up to Baht 10 million and be approved within three working days, as well as receive their loans within 10 working days after the necessary application and collateral documents are processed and approved.

For micro business customers, the "Loan Plus III" product was introduced following the success of two earlier promotions in 2006. With this product, new credit lines are offered to customers who are close to finishing their existing loan repayments, without having to prepare a new loan application or redo collateral appraisal. The Bank has met our "Loan Plus III" target. In addition, by offering life insurance and personal accident insurance services to micro business customers who use our credit products, the Bank is providing bundled products that meet the needs of micro business operators who, according to a study, are health-conscious.

Also, incentives have been provided for customers to boost their overdraft (OD) use with the Bank, as well as to choose us as their primary bank for cash management transactions.

- **K SME Care**

In cooperation with KBank subsidiaries and alliance partners, progress was made on our "K SME Care" services during the first half of 2007, as follows:

1. **C: Capital.** Through KASIKORN ASSET MANAGEMENT Co., Ltd., we are in the process of establishing the "K-SME Venture Capital Fund". The fund is expected to be in operation by July of this year.
2. **A: Advice.** The Bank has signed MOUs with SME operators chosen for a "Business Competitiveness Diagnosis" project, in cooperation with the Institute for Small and Medium Enterprise Development. Also, with Kenan Institute Asia (K.I.Asia), we are in the process of rolling out a Logistics and Supply-chain Management Consulting Program for SMEs.
3. **R: Research.** In cooperation with KASIKORN RESEARCH CENTER Co., Ltd., we have provided "K-SME Analysis" to help SMEs in their decision making and risk management. The Bank also publishes "The Key", which is a handbook on SME business operations, in addition to providing *SME Inspired* magazine. All of these efforts are made with the aim of equipping our current and potential SME customers with up-to-date knowledge to help them conduct their business.
4. **E: Education.** With the SME Incubation Business Center of the Faculty of Commerce and Accountancy, Chulalongkorn University, the Bank offered two training sessions on sustainable business management for SMEs. These training programs drew great interest from SMEs, with more than 2,000 SME business operators enrolling for the events.

In recognition of our efforts and determination to provide financial products and services for SMEs, the Bank was bestowed with the "Excellence in SME Banking Award 2006" from *Asian Banker* magazine, as we are considered the best in SME banking operations in the Asia-Pacific region. The award was based on surveys of service quality and responsiveness to customer needs of 135 financial institutions in

the Asia-Pacific region and the Middle East. The award ceremony was held in Shanghai, the People's Republic of China.

❑ Financial Position

The Bank's SME business loan position – classified by customer segment and product group as of June 30, 2007, compared to the end of March 2007 and December 2006 – is shown in the following tables:

SME Business Loans Classified by Customer Segment

(Units: Million Baht)

	Percent of Total SME Business Loans	Jun. 30, 2007	Mar. 31, 2007	Change		Dec. 31, 2006*	Change	
				Million Baht	Percent		Million Baht	Percent
SME Business Loans	**100.00**	**268,234**	**256,350**	**11,884**	**4.64**	**254,314**	**13,920**	**5.47**
Customer Segment								
Small and Medium Business	87.80	235,506	224,149	11,357	5.07	222,982	12,524	5.62
Micro Business	12.20	32,728	32,201	527	1.64	31,333	1,395	4.45

Note: * Revised to reflect regrouped customers.

As of the end of June 2007, SME business loans as supervised by the SME Business Division totaled Baht 268,234 million, which had risen by Baht 11,884 million, or 4.64 percent, over the end of March 2007, and by Baht 13,920 million, or 5.47 percent, over the end of December 2006. This loan growth was seen in both the small and medium, and also micro business customer segments.

SME Business Loans Classified by Product Group

(Units: Million Baht)

	Percent of Total SME Business Loans	Jun. 30, 2007	Mar. 31, 2007	Change		Dec. 31, 2006*	Change	
				Million Baht	Percent		Million Baht	Percent
SME Business Loans	**100.00**	**268,234**	**256,350**	**11,884**	**4.64**	**254,314**	**13,920**	**5.47**
Product Group								
Domestic Credit Products	94.26	252,833	242,520	10,313	4.25	241,100	11,733	4.87
Trade Finance	5.74	15,402	13,830	1,572	11.37	13,214	2,188	16.56

Note: * Revised to reflect regrouped customers.

Categorized by product group, as of the end of June 2007, domestic credit products reported the highest loan extension, totaling Baht 10,313 million and Baht 11,733 million, respectively, over the end of March 2007 and December 2006, following loan growth in construction material, agri-processing and commerce. However, in terms of over-quarter percent change, trade finance loans showed the highest growth, followed by domestic credit products.

3.3 Retail Business Operations

❑ Changes in the Operating Environment

Credit Cards

During the first half of 2007, credit card loan, spending and cash advance volumes were all hurt by downbeat consumer confidence caused by the cooling economy and lingering political uncertainties. In addition, changes in credit card regulations by the Bank of Thailand – particularly the raising of the minimum payment from 5 percent to 10 percent of the outstanding loans, effective in April 2007, and an increase in the interest rate from 18 percent to 20 percent – have affected the debt servicing ability of certain cardholders. Still, credit card providers are continuing to push for growth in credit card spending. This has been expedited through various marketing and promotional campaigns, as well as the introduction of new products and services, albeit at a less aggressive degree when compared to the same period last year. At the same time, the focus has been placed on expansion of business base to consumers in higher income segments.

As for card-accepting business, not only has price competition become less intense, but card providers have begun to charge higher fees to stores as a result of their higher operating costs, due to a larger volume of costlier platinum cards in the market.

Deposits and Fee-based Income

As the Bank of Thailand trimmed their policy rate throughout the first half of 2007, bank deposit rates, particularly fixed deposit rates, were on a downward trend. These lower deposit rates were also a result of the rising liquidity at banks following the economic slowdown.

Meanwhile, the fast appreciation of the Baht has also affected the behavior of customers, as the average value of their daily foreign exchange transactions has become smaller. Political uncertainties have also hurt the tourism business. Unavoidably, this cooling growth in the number of foreign tourists has affected commercial banks' fee income from foreign exchange.

Mutual Fund Business

The declining interest rate trend, however, has provided a boost to mutual fund business, particularly money market funds, short-term debenture funds, and funds investing in the public sector's debentures with maturities up to 1 year. Meanwhile, as the Securities and Exchange Commission (SEC)'s deadline for the setting up of new long-term equity funds (LTF) to receive tax benefits is the end of June 2007, many new LTFs were registered during the first half of the year. However, price competition remained intense, as management fees were slashed to attract investors.

Electronic Banking Services

Competition in electronic banking services remained strong during the first half of 2007, as banks rolled out new products such as deposit account opening via the internet, fund transfers via ATMs without cards or bank accounts, as well as marketing campaigns held in cooperation with alliance partners. All of these efforts were meant to increase the customer base and transaction volume. Meanwhile, telecommunication service providers continue to be banks' key competitors in this area of services.

Bancassurance Business

In response to the economic slowdown, insurance companies have adjusted their business policies by increasing the number of salespersons and pushing their

expansion further upcountry. At the same time, the focus has been shifted to medium- and lower-income customers with the aim of meeting business volume targets.

❑ Business Operations in the First Half of 2007

During the first half of 2007, the Bank's progress in product and service developments, identified by customer segments, product groups, as well as sales and service channels, included the following:

Customer Segment

- **Signature**

Competition is heightening as banks have given more attention to this high-income segment and have set targets for larger market shares. We have placed great emphasis on understanding the needs of these high-net-worth customers, especially in offering investment solutions. In particular, wealth enhancement products such as mutual funds and equity securities have been introduced to the customers, resulting in the Bank's higher volumes of sales and product holdings by such customers. At the same time, seminars on investments and economic conditions were held to update customers on the current situation and to increase their brand awareness. These events were provided in addition to subscriptions to the Bank's *Wisdom of Wealth* magazine given to Signature customers. Moreover, two new "Signature Exclusive Centers" and two new "Signature Corners" were opened, while a "Signature Smart Queue" system was installed in our branches for faster service and greater convenience for Signature customers.

- **Middle Income**

Traditionally, this customer segment has been important to banks, both in business volume and the number of customers, resulting in high competition. To maintain our market share amid this intense competition, the Bank, in the first half of 2007, introduced KASIKORNBANKGROUP Product Packages to meet customers' varying needs based on age and other characteristics. Promotional and marketing activities have been organized to boost product awareness and foster closer relationships with current and potential customers.

- **Mass**

In meeting this segment's needs, the Bank has utilized the latest technological advancements for faster and more convenient service. Promotional activities have been launched to attract customers to the Bank's wide range of services provided through our K-ATMs. Also, special privileges have been offered to customers, based on their needs and interests, to increase the number of debit cards, spending through electronic cards, and the transaction volume via other electronic banking channels besides K-ATMs.

Product Group

- **Consumer Loans**

Despite the slowdown in the property sector during the first half of 2007 as a result of declining consumer confidence, the Bank was able to extend new loans on target, thanks to the launch of several promotional campaigns following the customer-centricity concept. Of note was our "K-Home Loan Delivery" product providing comprehensive solutions meeting customers' needs at their convenience. Meanwhile, advisory services about housing loans were provided through our K-Contact Center. Also, special privileges were offered to our Home Smiles Club members. These

services were in addition to several marketing activities and promotional campaigns, including our exhibition booths at trade fairs and other events.

For personal loans, the Bank, in cooperation with our alliance partners, introduced the "K-Loan for Better Life" product featuring attractive interest rates to employees of companies using the Bank's payroll services. In response to the intense competition among numerous providers, we have adjusted the terms of our product, with the focus on low-risk customers and the Bank's credit cardholders.

- **Credit Cards**

Although the credit card market in general experienced a cooling phase during the first half of this year, the Bank continued to expand our customer base with a special emphasis on target groups including physicians and our housing loan customers, as well as potential customers recommended by our staff. Meanwhile, several promotional activities were held in cooperation with alliance partners to promote spending via our credit cards.

In the card-accepting business, the "Dynamic Currency Conversion" system was developed in the fist quarter of 2007 and put into service in June. This system provides a support to the Bank's multi-currency card acceptance service, particularly at hotels, hospitals and tourism-related businesses. Also, we have adjusted the terms and conditions for our "SmartPay Phase II" product, making them more flexible and convenient. A more flexible fee structure is also offered to retail merchants or dealer stores for greater convenience in settling fees with their suppliers.

- **Deposits and Fee-based Income**

"K-B/E Investment" products with maturities of 3 and 6 months were offered on three occasions during the first half of 2007. These investment products not only helped us to compete for deposits, but also provided more savings alternatives to the general public. We were also the first Thai commercial bank to launch an automatic statement service via email -- the "K-eMail Statement" product -- for greater customer convenience.

As for the foreign exchange service, we organized several localized marketing activities at key tourist attractions in Bangkok with discount coupons given to customers through alliance stores.

In the ATM and debit card business, the Bank, in the first quarter of 2007, raised withdrawal ceilings for greater customer convenience, while initial and annual fees (for the first year) were waived for customers who changed their ATM cards into debit cards. In the second quarter of 2007, our debit cards were upgraded to VISA debit cards covering a wider range of spending at stores, thus boosting our card transaction volume. Besides this, various promotional campaigns were organized, with customers being encouraged to send in SMS entries for prize drawings, which helped promote card spending.

- **Mutual Fund Business**

During the first half of 2007, the Bank, in cooperation with KASIKORN ASSET MANAGEMENT Co., Ltd., launched eleven mutual funds – 4 investing in debentures, 1 in property, 2 LTFs and 4 "K-Lifestyle Funds". The latter were flexible funds with different asset allocations according to customer age and their risk appetites.

- **Bancassurance Business**

Not only did the Bank launch several new life insurance products during the first half of 2007, but we also held marketing and promotional activities in addition to

producing various ads to promote the Bank's life and non-life insurance products, both within the Bank and to the public. Meanwhile, we developed handbooks to help our branch staff get a better grasp of the Bank's "K-Bancassurance" products so that they can present product features to our target customers more effectively. At the same time, sales competitions in non-life insurance products were held with our staff competing nationwide, while examinations for life and non-life broker licenses were organized on a regular basis.

Sales and Service Channels

- **Branch Network**

To better serve our customers in all segments, the Bank opened sixteen new branches in the first half of 2007, with ten in Bangkok and the metropolitan area and six upcountry, bringing the total now to 584 branches. In addition, three "K Lobby" stations – electronic branches equipped with ATMs, cash deposit and passbook update machines – were opened in shopping malls and hypermarts.

- **Foreign Exchange Booths**

In the first half of the year, the Bank opened an additional FX booth, bringing the total to 64 booths. In the meantime, mobile booths were put into service at key tourist destinations, further enhancing our sales capability.

- **K-Contact Center**

During the first half of the year, services provided by the K-Contact Center serving all segments of customers were further improved, as follows:

1. **Mass, Middle Income, and Micro Business Customers:** Service procedures have been upgraded with such customers now able to make direct contact with our K-Contact Center personnel. At the same time our staff has been given more authority to approve certain transactions within set guidelines and conditions without having to inform relevant departments as before, resulting in faster and more convenient service. Moreover, special sales and service teams have been formed to provide information on the Bank's products and services to customers as well as receive applications back from them, thus enhancing our service capability and response, as well as expanding the Bank's business volume.
2. **Signature Customers:** The Bank has used the K-Contact Center to inform such customers about our promotional activities and their privileges, as well as disseminate useful information and tips for their business operations.
3. **Small and Medium Business Customers:** Through our K-Contact Center, such customers are informed of the Bank's products and services that meet their financial needs, such as our "K-P/O & Invoice Financing", K SME Care seminars and MGM Direct Mail program.
4. **Corporate Customers:** The Bank has developed the "K-Corporate Solution Service" products, through which corporate customers are able to inquire about their credit balances or request copies of receipts and financial statements, as well as get an update on their current transactions without having to visit our branches. We also use this channel to promote marketing events and services, such as seminars for corporate customers, promotional campaigns, and confirmations of e-Dividend services.

- **Electronic Banking Services**

Our electronic banking services are provided through four main channels including:

1. K-ATM, K-CDM and K-PUM

1.1 K-ATM

As of June 2007, the number of the Bank's ATMs came to 3,425 units, up from 3,130 units as of year-end 2006. The Bank's ATMs have been upgraded to support cards issued in foreign countries without having to go through the VISA network. The Bank is also upgrading our ATM interface for higher efficiency, enabling our ATMs to support more new services in the near future.

1.2 K-CDM

The Bank's Cash Deposit Machines, as of June 2007, totaled 400 units, up from 270 units at the end of 2006. All of our K-CDMs have also been upgraded to take deposits at locations nationwide, not just in Bangkok and the metropolitan area.

1.3 K-PUM

The Bank's Passbook Update Machines, as of June 2007, equaled 625 units, up from 595 at the end of 2006.

In addition, we have upgraded our internal management to ensure that our ATMs, CDMs and PUMs provide the highest operational efficiency and convenience to our customers. At the same time, procedures for reimbursements following transaction failures have been streamlined with faster service to bolster customer satisfaction. Customers may receive their money back in as soon as one working day.

2. Internet Banking

2.1 K-Cyber Banking

By the end of the first half of 2007, the number of users of the Bank's K-Cyber Banking service for individual customers had increased 57.20 percent over the end of 2006.

2.2 K-BizNet

The number of customers with our K-BizNet service for small businesses, as of June 2007, had registered a growth rate of 16.60 percent over the end of 2006.

During the first half of 2007, the Bank moved forward to expand our internet banking customer base through marketing activities via our exhibition booths at various fairs such as the "Money Expo" as well as housing and condominium fairs. Meanwhile, attention has been given to the upgrading of our IT network, making it ready for a rising number of users and transactions, while security has been tightened to prevent fraudulent activities.

2.3 K-mPay

During the first half of 2007, the Bank's K-mPay service witnessed growth of 87.70 percent over the end of 2006. This growth was attributable to the Bank's promotional and marketing activities, especially those held in cooperation with telecommunications service providers, cosmetics companies and other alliance partners.

2.4 K-Payment Gateway

The Bank's payment service for online business recorded growth of 22.20 percent over the end of 2006 in the number of stores using our services. Marketing activities and seminars have been organized with the aim of educating business customers on topics of online business. Besides this, exhibition booths were set up by the Bank in cooperation with government agencies to promote our online services. In

addition, a "K-Payment Gateway Clinic" has been opened to provide expert advice on online payment systems. Multi-currency support has also been provided since April 2007 for customers engaging in transactions in nine major foreign currencies.

❑ Financial Position

- **Loans**

Retail Business Loans Classified by Product Group

(Units: Million Baht)

	Percent of Total Retail Business Loans	Jun. 30, 2007	Mar. 31, 2007	Change		Dec. 31, 2006	Change	
				Million Baht	Percent		Million Baht	Percent
Retail Business Loans	**100.00**	**102,161**	**95,977**	**6,184**	**6.44**	**93,202**	**8,959**	**9.61**
Housing Loans	79.17	80,882	75,894	4,988	6.57	73,526	7,356	10.00
Credit Card Loans	15.57	15,901	15,177	724	4.77	15,102	799	5.29
Consumer Loans	5.26	5,378	4,906	472	9.62	4,574	804	17.56

As of June 30, 2007, the retail business loans under the supervision of the Retail Business Division totaled Baht 102,161 million, increasing by Baht 6,184 million, or 6.44 percent, over the end of March 2007, and by Baht 8,959 million, or 9.61 percent, over the end of 2006. Housing loans showed the largest value of loan extension from the end of the previous quarter and of the previous year, bringing their market share to 79.17 percent. In terms of percent change, consumer loans continued to enjoy the greatest growth.

- **Deposit Products**

Proportion of Deposits Classified by Product Group
(Under the Retail Business Division)

(Units: Million Baht)

	Percent of Total Deposits	Jun. 30, 2007	Mar. 31, 2007	Change		Dec. 31, 2006	Change	
				Million Baht	Percent		Million Baht	Percent
Total Deposits	**100.00**	**617,143**	**614,106**	**3,037**	**0.49**	**608,424**	**8,719**	**1.43**
Current Accounts	2.03	12,506	12,285	221	1.80	12,651	(145)	(1.14)
Savings Accounts	44.00	271,568	256,701	14,867	5.79	265,414	6,154	2.32
Fixed-Term Deposit Accounts	53.97	333,069	345,120	(12,051)	(3.49)	330,359	2,710	0.82
From 3 months to less than 6 months	29.66	183,065	176,549	6,516	3.69	163,867	19,198	11.72
From 6 months to less than 1 year	11.67	72,014	99,827	(27,812)	(27.86)	101,981	(29,967)	(29.38)
From 1 year to less than 2 years	11.76	72,567	63,663	8,904	13.99	59,582	12,985	21.79
2 years or more	0.88	5,423	5,081	342	6.73	4,929	494	10.02

As of June 30, 2007, the Retail Business Division's total deposits amounted to Baht 617,143 million, rising by Baht 3,037 million, or 0.49 percent, over the end of

March 2007, and by Baht 8,719 million, or 1.43 percent, over the end of 2006. This was attributable to an increase in fixed-term deposits, especially in tenors of three months to less than six months, as well as of one year to less than two years.

3.4 Capital Markets Business Operations

❑ Changes in the Operating Environment

Prior to the BOT's Monetary Policy Committee (MPC) meeting on May 23, local interest rates and bond yields were on downward trends, notably in the second quarter, in which the BOT's interest rate cuts were most evident. However, bond yields edged up sharply after the MPC's May-23 statement, causing investors to downgrade the possibility of further rate cuts by the central bank.

As for the supply of the private sector's debentures, although potential issuers were reluctant to issue new debentures in the first quarter due to interest rate uncertainty, there was a sharp increase in the supply of debentures in the second quarter after the trend of local interest rates had become clearer. Consequently, the supply of private debentures during the first half of 2007 totaled Baht 72,013 million, up from Baht 63,690 million in the same period of 2006.

Meanwhile, the Baht continued to rise against the U.S. Dollar due to selling by exporters and foreign capital inflows into the Thai stock market. This rapid appreciation of the currency has resulted in bank customers' greater demand for foreign exchange risk management products.

❑ Business Operations in the First Half of 2007

Highlights of the Bank's operations in the first half of the year, classified by product type, included the following:

- **Corporate Finance**

The Bank's corporate finance business, particularly in funding arrangements for corporate customers via debentures and loans, in both short- and long-term maturities, continued to expand during the first half of 2007, especially in the second quarter. Meanwhile, we continued to provide liquidity services to customers by engaging in transactions in the debenture secondary market. Due to our leadership in the debenture secondary market, the Bank was honored with the "Dealer of the Year 2006 Award" by the Thai Bond Market Association.

Meanwhile, structured notes have also been offered as an investment alternative for investors. Notable were our "K-Smart Note" products and "K-Smart Funds". The latter were offered to investors in collaboration with KASIKORN ASSET MANAGEMENT Co., Ltd.

- **Currency and Interest Rate Risk Management Products**

During the first half of 2007, the Bank's currency risk management products received much interest from exporters due to the Baht's sustained appreciation. In the second quarter, importers also showed interest in currency risk management products due to their concern that the Baht's rise has been excessive. This demand for currency risk management products resulted in the Bank recording higher fee income from this business over the same period last year. At the same time, the downward trend in interest rates has prompted customers to hedge their interest rate risks, which has resulted in over-year growth in our fee income in this business, as well.

3.5 Treasury Operations

❑ Changes in the Operating Environment

During the first half of 2007, the Bank of Thailand's Monetary Policy Committee (MPC) trimmed their benchmark 1-day repurchase rate by a total of 1.25 percent, resulting in the policy rate standing at 3.50 percent at the end of June 2007, down from 4.75 percent at the beginning of the year. Meanwhile, the U.S. Federal Reserve has held their key Fed Funds rate at 5.25 percent, resulting in a wider gap between the U.S. and Thai interest rates.

Following the rate cuts by the BOT, domestic bond yields declined before staging a rebound late in the second quarter. This rise in bond yields took place after the market had come to view that any further cuts by the BOT had become less likely. In particular, the MPC's statement on May 23, 2007, that "*The current rate was deemed suitable for ensuring the inflation target and supporting economic expansion*", has triggered rises in bond yields.

As for commercial banks, their deposit and lending rates have been cut following the BOT's move. Particularly, the lower ranges in banks' fixed deposit rates have been trimmed by not less than 1.00 percent, and lending rates by 0.50-0.75 percent. Meanwhile, the economic slowdown has resulted in slowing loan extension.

❑ Business Operations in the First Half of 2007

In response to higher interest rate risks, especially volatile bond yields, the Bank has managed our investment strategy by adjusting the durations in our investment portfolios in accordance with interest rate conditions in each period. This is in addition to strategic liquidity management of the Bank and other subsidiary companies in the KASIKORNBANKGROUP, carried out in response to the changing business environment. Meanwhile, as the Bank of Thailand will close down their repurchase window at the end of 2007, we have explored alternative channels for efficient liquidity management. For example, the Bank has signed standard master agreements for the establishment of a private repurchase market with several parties to ensure a smooth transition after the closing of the BOT's repurchase market.

❑ Financial Position

As of the end of June 2007, the total investments of the Central Treasury Department were Baht 168,920 million, increasing by Baht 1,888 million, or 1.13 percent, over the end of the first quarter of 2007. Investments in the money market accounted for 51.84 percent of our total investments, while investments in the capital market accounted for the remaining 48.16 percent.

Central Treasury Department Income

(Units: Million Baht)

Type of Transaction	Percent of Total Income	Q2-2007	Q1-2007	Change	
				Million Baht	Percent
Interest and Dividend Income *					
Interbank and money market items **	48.61	966	1,052	(85)	(8.12)
Investments	51.39	1,022	975	47	4.14
Total	**100.00**	**1,988**	**2,027**	**(38)**	**(1.89)**

Note: * The figures above are managerial figures.
** Including loans.

In the second quarter of 2007, the Central Treasury Department earned total interest and dividend income of Baht 1,988 million, decreasing by Baht 38 million, or 1.89 percent, from the first quarter of 2007. This was mainly attributable to the downward interest rate trend in a volatile market.

4. Risk Management and Risk Factors [2]

4.1 Credit Risk Management

In the first half of 2007, the Bank's Credit Policy Department upgraded credit policies and procedures, both pre- and post-approval, with the aim of implementing unified standards for the entire KASIKORNBANKGROUP and to be in full compliance with the Bank of Thailand's new Consolidated Supervision framework. In addition, credit policies and procedures have been upgraded for the Bank's new products and services such as derivative transactions. Credit approval procedures have also been streamlined for faster decision-making within acceptable risk levels.

At the same time, credit product programs have been developed for better credit risk management and to help us respond to customers' needs faster, thus strengthening the Bank's business expansion. Of note was our program for a supplier financing product which has recently been introduced to SME customers following a successful launch with corporate customers. The product's program now includes control features to make sure that the credit line is drawn according to customers' stated business objectives, while the problem of multiple credit approvals for the same customer is also reduced. As for our dealer financing product, adjustments have been made in the area of customer qualifications, making them more flexible, while our credit approvals have become more responsive to customers' needs, all within the Bank's established risk appetite.

- **Outstanding Loans**

As of June 30, 2007, the Bank's consolidated outstanding loans stood at Baht 703,418 million, increasing by Baht 18,363 million, or 2.68 percent, over Baht 685,055 million at the end of March 2007.

As of June 30, 2007, 59.67 percent of the Bank's outstanding loans to customers were loans exceeding Baht 20 million. Credit extended to the 20 largest borrowers, excluding Phethai Asset Management Company Limited and the companies in KASIKORNBANKGROUP, accounted for Baht 35,323 million, or 5.05 percent of the Bank's total loan portfolio, which is not high compared to total outstanding loans of the Bank. Classified by customer type, juristic persons accounted for Baht 431,641 million, or 61.69 percent of outstanding loans; while sole proprietorships and individual customer credit accounted for the remaining 38.31 percent. In terms of maturity, credit with maturities of less than or equal to 1 year accounted for 61.54 percent of the Bank's total loans.

[2] The details of overall Risk Management, Credit Risk, Market Risk, Liquidity Risk, Operational Risk Management, plus Preparations for a New Capital Accord 'Basel II', and Performance Measurements using Risk-adjusted Return on Capital (RAROC) and Economic Profit, can be viewed in the MD&A report for the year ended December 31, 2006.

The Bank's Consolidated Lending Portfolio - Profile


Less than 20 MB
Over 20 MB
Credit Amount
As of June 30, 2007
40.33
59.67
As of March 31, 2007
40.13
59.87
As of December 31, 2006
40.17
59.83
Business entities
Individual
Type of Customer
As of June 30, 2007
61.69
38.31
As of March 31, 2007
61.72
38.28
As of December 31, 2006
61.50
38.50
Less than or equal to 1 year
Over 1 year
Credit Maturity
As of June 30, 2007
61.54
38.46
As of March 31, 2007
62.88
37.12
As of December 31, 2006
64.04
35.96
0
20%
40%
60%
80%
100%

The Bank's consolidated lending portfolio, including accrued interest receivables, as of the end of June and March 2007, is depicted in the following:

The Bank's Consolidated Lending Portfolio (including Accrued Interest Receivables)


As of June 30, 2007
Others 8.05%
Agricultural & Mining 3.02%
Housing Loans 11.97%
Utilities & Services 9.43%
Real Estate & Construction 6.52%
Manufacturing & Commerce 61.01%
As of March 31, 2007
Others 7.60%
Agricultural & Mining 3.02%
Housing Loans 11.60%
Utilities & Services 9.24%
Real Estate & Construction 6.36%
Manufacturing & Commerce 62.18%

- **Non-Performing Loans**

As of June 30, 2007, the Bank's consolidated NPLs stood at Baht 47,281 million, equal to 6.71 percent of the total outstanding credit, including that of financial institutions. For Bank-only NPLs, the amount totaled Baht 39,862 million, accounting for 5.69 percent of the total outstanding credit, including that of financial institutions, which represented an over-quarter decline. These NPL figures are shown in the table below.

Non-Performing Loans

(Units: Million Baht)

Quarter Ending	Jun. 30, 2007	Mar. 31, 2007
The Bank's consolidated NPLs	47,281	49,048
Percent of total outstanding credit, including that of financial institutions	6.71	7.14
The Bank's NPLs	39,862	41,351
Percent of total outstanding credit, including that of financial institutions	5.69	6.05

The Bank of Thailand has required commercial banks to report additional information on NPLs, which includes:

- Net NPLs, which refer to non-performing loans after allowances are deducted.
- The ratio of net NPLs to total loans after deducting allowances for bad loans.

As of June 30, 2007, the Bank's consolidated net NPLs stood at Baht 24,427 million, equal to 3.59 percent of the total outstanding credit, including that of financial institutions. For the Bank-only net NPLs, the amount totaled Baht 20,816 million, accounting for 3.05 percent of the total outstanding credit, including that of financial institutions, which had decreased from the end of the first quarter. The net NPL figures are shown in the table below.

Net Non-Performing Loans

(Units: Million Baht)

Quarter Ending	Jun. 30, 2007	Mar. 31, 2007
The Bank's consolidated net NPLs	24,427	25,692
Percent of total outstanding credit, including that of financial institutions	3.59	3.87
The Bank's net NPLs	20,816	21,998
Percent of total outstanding credit, including that of financial institutions	3.05	3.31

For the first half of 2007, the Bank and our AMC entered into debt restructuring agreements with borrowers with pre-written-off outstanding debts totaling Baht 13,203 million. At the same time, the Bank-only pre-written-off outstanding debt amounted to Baht 12,766 million. The details of debt restructuring and losses from debt restructuring as of the end of June 2007 and 2006 are shown in the following table:

Debt Restructuring and Losses from Debt Restructuring

(Units: Million Baht)

First Half of the Year Ending	Jun. 30, 2007	Jun. 30, 2006
Debt restructuring of the Bank and our AMC	13,203	17,378
Losses from debt restructuring	445	1,008
Debt restructuring of the Bank	12,766	14,962
Losses from debt restructuring	410	789

- **Allowances for Doubtful Accounts and Revaluation Allowances for Debt Restructuring**

As of June 30, 2007, the Bank's consolidated allowances for doubtful accounts and revaluation allowances for debt restructuring totaled Baht 33,370 million. This amount was equivalent to 125.51 percent of the level required by the BOT. As for the Bank-only allowances for doubtful accounts, the amount stood at Baht 29,000 million, which was equivalent to 124.26 percent of the level required by the BOT.

- **Foreclosed Properties**

As of June 30, 2007, the Bank's consolidated foreclosed properties had a cost value of Baht 17,453 million, accounting for 1.81 percent of total assets. At the same time, Bank-only foreclosed properties had a cost value totaling Baht 12,741 million, accounting for 1.32 percent of total assets, while consolidated allowances for impairment of foreclosed properties stood at Baht 2,081 million, accounting for 11.92 percent of the cost value of those foreclosed properties. As for Bank-only figures, allowances for the impairment of foreclosed properties totaled Baht 1,600 million, accounting for 12.56 percent of the cost value of foreclosed properties. Current allowances, both consolidated and Bank-only, are believed to be sufficient to cover holding, maintenance and disposal expenses, and losses on the liquidation of foreclosed properties. The details of foreclosed properties and their associated allowances, as of the end of June and March 2007, are shown below.

Foreclosed Properties

(Units: Million Baht)

Quarter Ending	Jun. 30, 2007	Mar. 31, 2007
Consolidated foreclosed properties	17,453	18,101
Percent of total assets	1.81	1.92
Allowances for impairment of consolidated foreclosed properties	2,081	2,161
Percent of consolidated foreclosed properties	11.92	11.94
Bank-only foreclosed properties	12,741	13,121
Percent of total assets	1.32	1.39
Allowances for impairment of Bank-only foreclosed properties	1,600	1,695
Percent of Bank-only foreclosed properties	12.56	12.92

- **Phethai Asset Management Company Limited**

As of June 30, 2007, Phethai AMC had resolved and/or restructured NPLs amounting to Baht 65,702 million, or 89.00 percent of the total initial unpaid principal balance, with an expected recovery rate of 50.00 percent. The details of NPL resolutions and/or restructuring over the past five quarters are shown in the table below.

Loans Resolved/ Restructured at Phethai Asset Management Company Limited

(Units: Million Baht)

Quarter Ending	Jun. 30, 2007	Mar. 31, 2007	Dec. 31, 2006	Sep. 30, 2006	Jun. 30, 2006
Phethai Asset Management Company Limited					
Cumulative loans resolved/restructured	65,702	59,774	55,794	50,987	49,910
Percent of the total initial unpaid principal balance	89.00	80.76	75.44	68.94	67.43

4.2 Liquidity Risk Management

In the first half of 2007, the Bank has made necessary adjustments to our liquidity risk management following the BOT's new monetary policy framework implemented in January 2007. In addition, preparations have been made for changes in the Bank's liquidity management operations following the BOT's move to close down the central bank's repurchase market by year-end 2007.

Also, we have adopted a more proactive liquidity risk management strategy in which consideration is given to all key factors – including liquidity needs caused by changes in new regulations and the maintenance of liquidity for the operations of various business units, both in normal and emergency situations. In addition, we have improved our early warning system for better liquidity risk assessment. We believe that our efforts will not only result in more cost-effective liquidity maintenance, but also enable us to better monitor and maintain liquidity to meet demand in all situations.

4.3 Operational Risk Management

In the first half of 2007, emphasis was placed on improving internal communications in order to increase our staff's awareness and understanding of operational risk management, particularly on its importance and the benefits to the Bank. This was done in addition to other projects with the aim of raising the Bank's capabilities in operational risk management. We are confident that all of these efforts will result in greater efficiency and effectiveness in the Bank's operational risk management.

4.4 Other Risk Management

- **Risks associated with Guarantees and Avals**

Certain transactions with customers are in the form of guarantees on their borrowing or performance, letters of credit, or avals on notes. Such transactions are

considered to be lending, which requires submission of collateral. Regarding risk control in this area, the Bank uses the same criteria as used in the Bank's normal credit approval processes. As of June 2007, the Bank's contingent obligations were Baht 82,532 million, compared to Baht 77,557 million at the end of March 2007.

- **Risks Incurred from Contractual Obligations on Derivative Instruments**

The Bank conducts various derivative transactions as tools for risk hedging, including exchange rate, interest rate, as well as the Bank's securities price risks. To increase our income, the Bank also provides derivative instrument trading services to customers and business allies, as well as conducting our own derivative instrument trading in accordance with the Bank's policies. As of June 30, 2007, the Bank had foreign exchange contracts on the purchase side of Baht 207,524 million, with Baht 334,085 million on the sales side, compared to Baht 200,153 million and Baht 307,717 million, respectively, at the end of March 2007. In addition, the Bank had interest rate contracts on the purchase side of Baht 311,115 million and Baht 318,401 million on the sales side, compared to Baht 245,679 million and Baht 234,418 million, respectively, at the end of March 2007.

- **Risks Related to Capital Adequacy**

As of June 30, 2007, the Bank's capital adequacy ratio, including the risk assets of Phethai AMC, was at 14.50 percent, which is significantly above the BOT minimum requirement of 8.50 percent. To ensure that our current capital level is fairly sufficient to absorb possible impacts from any change in the economic situation and BOT's regulations, for the present and future, the Bank continues to manage and monitor capital adequacy closely.

4.5 Preparations for the 'Basel II' Capital Accord

Since January 2007, we have started reporting our capital adequacy according to Basel II standards to the Bank's Risk Management Committee on a monthly basis. This report is a preparation for a report to be submitted to the BOT on a quarterly basis starting in December 2007, in which capital adequacy will be presented according to both Basel II and present standards. The Bank will start to implement Basel II Capital compliance at year-end 2008.

During the first half of 2007, a Bank representative was appointed to a membership in the "Basel II Preparations" working team set up by the Thai Bankers' Association in cooperation with the Bank of Thailand. This team has been an important channel for sharing information and experiences about Basel II preparations among commercial banks and with the BOT, paving the way for a smooth transition to the new capital standard.

5. Operations of Support Groups

❑ Building an Effective, Performance-Based Organization

With the goal of building a corporate culture focusing upon a performance-based organization, the Bank has proceeded with ongoing developmental programs in continuation from 2006 in the area of direct linkages between employee performance evaluations and the compensation system, as well as in the awards presented to exemplary staff within both the business and support units. Individual targets for 2007 performance have been set to be consistent with their respective operating units, as well as the Bank's overall business targets. Furthermore, the Bank and the Labour Union have reached an agreement for the annual bonus payment, from 2007 onwards, which would be based on performance of the Bank and individual employees.

In addition, we have proceeded with other ongoing programs to boost the efficiency and effectiveness of all core business units in matters of operational and human resource management, as well as in matters of labor relations, such as:

Human Resources Management:

- **Recruitment** – We participated in the Career Exhibition 2007 event and received an overwhelming response of over 7,100 applicants, which far exceeded our expectations, by over 5,000 applicants.
- **Operational Management** – The Bank continues to strive for a performance-based corporate culture. We have broadened our policy structure to better embrace the concept of 'Performance, Rewards and Opportunities' (PRO), and shared this with all eleven of our Selected Suppliers[3] so that they all managed under the same standards.
- **Employee Surveys** – We sent out a questionnaire designed to determine the satisfaction and views of the employees in our workforce for development of improved employee relations activities, and as an effort to find effective preventative measures and solutions to employees-related problems. There was a 71 percent response rate to the questionnaire; the findings showed that over half of all respondents remain loyal to the organization were, overall, satisfied with their employment with us, and wished to remain with the Bank. At present, we are in the process of devising means, based on the findings of the survey for constructive implementation, and are planning yet another survey to further improve our organization.
- **Refinements to the IT Infrastructure** – We have upgraded and refined the Human Resource Information System (HRIS) to permit 'Employee Self-Service', which reduces steps and time in accessing and changing employee information, thereby increasing overall working efficiency.

Employee Relations:

The Bank continues to support the principles of good corporate employee relations, which has been recognized by our consecutive winning of the 'Outstanding Establishment in the Year of 2007 for Achievement in Labour Relations and Welfare Award', presented to the Bank by the Ministry of Labour.

[3] Selected Suppliers are subsidiary and associated companies that cooperate with and / or support the Bank's business operations.

❑ IT Outsourcing

In the first half of 2007, improvements in our IT systems were pursued in continuation from 2006, specifically in our Disaster Recovery Plan for ATMs implemented in the first quarter, and for the Trade Finance system at the Information Technology Center of the Bank's Rat Burana Headquarters in the second quarter. This work was performed to ensure uninterrupted service to customers even in the event of a catastrophic system failure. UPS power supplies at some 30 branches upcountry were also upgraded during the period to facilitate wireless networks.

Also, during the first half of 2007, we upgraded our version of the Citrix server platform as used in intranet communications, together with adding more servers to the system and undertaking additional corporate software licensing to facilitate faster and more reliable data flow. This permits more efficient communications via the Lotus Notes application on our intranet.

6. KASIKORNBANK's Investments in Subsidiary and Associated Companies

Details of Investments

Company Name	Place	Type of Business	No. of shares issued	No. of Shares Held	Percentage Held (%)	Type of Shares	Operating Performance* For the First Half of 2007 (Baht)
Investment in Asset Management Companies							
1. PHETHAI ASSET MANAGEMENT CO., LTD. Tel. 0-2694-5000 Ext.5208 Fax. 0-2694-5205	Bangkok	Asset Management	800,000,000	800,000,000	100.00	Ordinary	11,308,79
Investment in Subsidiary Companies under KASIKORNBANKGROUP							
1. KASIKORN RESEARCH CENTER CO.,LTD. Tel. 0-2273-1144 Fax. 0-2270-1218	Bangkok	Services	100,000	100,000	100.00	Ordinary	4,781,05
2. KASIKORN ASSET MANAGEMENT CO.,LTD. Tel. 0-2693-2300 Fax. 0-2693-2320	Bangkok	Mutual Fund Management	27,154,274	27,154,274	100.00	Ordinary	154,920,18
3. KASIKORN SECURITIES PUBLIC CO.,LTD. Tel. 0-2696-0000 Fax. 0-2696-0099	Bangkok	Securities	60,000,000	59,995,762	99.99	Ordinary	44,169,09
4. KASIKORN FACTORING CO.,LTD. Tel. 0-2290-2900 Fax. 0-2276-9710	Bangkok	Lending Services	1,600,000	1,600,000	100.00	Ordinary	68,019,32
5. KASIKORN LEASING CO.,LTD. Tel. 0-2696-9999 Fax. 0-2696-9988	Bangkok	Lending Services	90,000,000	90,000,000	100.00	Ordinary	(12,769,401
Investment in Selected Suppliers**							
1. PROGRESS GUNPAI CO., LTD. Tel. 0-2273-3900 Fax. 0-2270-1262	Bangkok	Services	200,000	200,000	100.00	Ordinary	27,799,09
2. PROGRESS PLUS CO.,LTD. Tel. 0-2225-2020 Fax. 0-2225-2021	Bangkok	Services	230,000	230,000	100.00	Ordinary	1,775,59
3. PROGRESS LAND AND BUILDINGS CO., LTD. Tel. 0-2275-1880 Fax. 0-2275-1889	Bangkok	Real Estate Development	7,516,000	7,516,000	100.00	Ordinary	(3,051,360
4. PROGRESS FACILITIES MANAGEMENT CO.,LTD. Tel. 0-2273-3288-91 Fax. 0-2273-3292	Bangkok	Services	50,000	50,000	100.00	Ordinary	2,749,73
5. PROGRESS MANAGEMENT CO.,LTD. Tel. 0-2225-1880 Fax. 0-2275-1889-91	Bangkok	Services	60,000	60,000	100.00	Ordinary	2,428,82

Company Name	Place	Type of Business	No. of shares issued	No. of Shares Held	Percentage Held (%)	Type of Shares	Operating Performance* For the First Half of 2007 (Baht)
6. PROGRESS SOFTWARE CO.,LTD. Tel. 0-2225-7900-1 Fax. 0-2225-5654-5	Bangkok	Services	100,000	100,000	100.00	Ordinary	16,592,83
7. PROGRESS STORAGE CO.,LTD. Tel. 0-2273-3833 Fax. 0-2271-4784	Bangkok	Services	30,000	30,000	100.00	Ordinary	3,510,35
8. PROGRESS SERVICE CO.,LTD. Tel. 0-2273-3293-4 Fax. 0-2273-3292	Bangkok	Services	20,000	20,000	100.00	Ordinary	5,682,59
9. PROGRESS H R CO.,LTD. Tel. 0-2270-1070-6 Fax. 0-2270-1068-9	Bangkok	Services	10,000	10,000	100.00	Ordinary	7,919,67
10. PROGRESS SERVICE SUPPORT CO.,LTD. Tel. 0-2470-5420 Fax. 0-2-888-8882	Bangkok	Services	40,000	40,000	100.00	Ordinary	914,22
11. PROGRESS APPRAISAL CO.,LTD. Tel. 0-2273-3654-6 Fax. 0-2278-5035	Bangkok	Services	5,000	5,000	100.00	Ordinary	5,998,05
Investment in Associated Companies							
1. PROCESSING CENTER CO.,LTD. Tel. 0-2237-6330-4 Fax. 0-2237-6340	Bangkok	Services	100,000	30,000	30.00	Ordinary	65,816,95
2. N.C.ASSOCIATE CO.,LTD. Tel. - Fax. -	Bangkok	Trading	10,000	2,823	28.23	Ordinary	
3. RURAL CAPITAL PARTNERS CO.,LTD. Tel. 0-2318-3958 Fax. 0-2718-1850	Bangkok	Joint Venture	1,000,000	275,000	27.50	Ordinary	(209,708
4. PROGRESS INFORMATION CO.,LTD. Tel. 0-2642-7242 Fax. 0-2642-7243	Bangkok	Services	1,000,000	200,000	20.00	Ordinary	(2,328,253
5. M GRAND HOTEL CO.,LTD. Tel. - Fax. -	Bangkok	Hotel	100,000,000	20,000,000	20.00	Ordinary	

Note: * These operating performance figures are shown in subsidiary and associated companies' financial statements.
** Selected Suppliers are the Bank's subsidiary companies that cooperate with and/or support the Bank's business operations.

www.kasikornbankgroup.com
K-Contact Center 0 2888 8888

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

Interim Financial Statements

For the Period Ended 30 June 2007

and

Audit and Review Reports of Certified Public Accountant

AUDIT AND REVIEW REPORTS OF CERTIFIED PUBLIC ACCOUNTANT

To the Shareholders of KASIKORNBANK PUBLIC COMPANY LIMITED

AUDIT REPORT OF CERTIFIED PUBLIC ACCOUNTANT

I have audited the accompanying consolidated and Bank-only balance sheets as at 30 June 2007 and the related statements of income, changes in shareholders' equity and cash flows for the six-month period then ended 30 June 2007 of KASIKORNBANK PUBLIC COMPANY LIMITED and its subsidiaries and of KASIKORNBANK PUBLIC COMPANY LIMITED, respectively. The Bank's management is responsible for the correctness and completeness of the information presented in these financial statements. My responsibility is to express an opinion on these financial statements based on my audit. The consolidated and the Bank-only statements of income, changes in shareholders' equity and cash flows for the six-month period ended 30 June 2006 of KASIKORNBANK PUBLIC COMPANY LIMITED and its subsidiaries, and of KASIKORNBANK PUBLIC COMPANY LIMITED, respectively, were audited by another auditor whose report dated 23 August 2006, expressed an unqualified opinion on those financial statements. The Bank-only statements of income, changes in shareholders' equity and cash flows for the six-month period ended 30 June 2006 have been restated for the effects of the change in accounting policy for investments in subsidiaries and associates from the equity method of accounting to the cost method, as described in note 3 to the financial statements. I have audited the adjustments that were applied to the restatement of the Bank-only statements of income, changes in shareholders' equity and cash flows for the six-month period ended 30 June 2006 and in my opinion these adjustments are appropriate and have been properly applied

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the consolidated and the Bank-only financial statements referred to above present fairly, in all material respects, the financial position as at 30 June 2007 and the results of operations and cash flows for the six-month period then ended of KASIKORNBANK PUBLIC COMPANY LIMITED and its subsidiaries, and of KASIKORNBANK PUBLIC COMPANY LIMITED, respectively, in accordance with generally accepted accounting principles.

The consolidated and the Bank-only financial statements for the year ended 31 December 2006 of KASIKORNBANK PUBLIC COMPANY LIMITED and its subsidiaries, and of KASIKORNBANK PUBLIC COMPANY LIMITED, respectively, were audited by another auditor who expressed an unqualified opinion on those financial statements in his report dated 21 February 2007. The Bank-only financial statements for the year ended 31 December 2006 have been restated for the effects of the change in accounting policy for investments in subsidiaries and associates from the equity method of accounting to the cost method, as described in note 3 to the financial statements. I have audited the adjustments that were applied to the restatement of 2006 Bank-only financial statements and in my opinion these adjustments are appropriate and have been properly applied. The consolidated and Bank-only balance sheets as at 31 December 2006, which are included in the accompanying financial statements for comparative purposes, are components of those financial statements.

REVIEW REPORT OF CERTIFIED PUBLIC ACCOUNTANT

I have reviewed the accompanying consolidated and Bank-only statements of income for the three-month period ended 30 June 2007 of KASIKORNBANK PUBLIC COMPANY LIMITED and its subsidiaries, and of KASIKORNBANK PUBLIC COMPANY LIMITED, respectively. The Bank's management is responsible for the correctness and completeness of information presented in these financial statements. My responsibility is to issue a report on these financial statements based on my review. The consolidated and the Bank-only statements of income for the three-month period ended 30 June 2006 of KASIKORNBANK PUBLIC COMPANY LIMITED and its subsidiaries, and of KASIKORNBANK PUBLIC COMPANY LIMITED, respectively, were reviewed by another auditor whose report dated 23 August 2006 stated that nothing had come to his attention that caused him to believe that those financial statements were not presented fairly, in all material respects, in accordance with generally accepted accounting principles. The Bank-only statement of income for the three-month period ended 30 June 2006 has been restated for the effects of the change in accounting policy for investments in subsidiaries and associates from the equity method of accounting to the cost method, as described in note 3 to the financial statements. I have reviewed the adjustments made to the Bank-only statement of income for the three-month period ended 30 June 2006. Based on my review, nothing has come to my attention to indicate that those adjustments are not appropriate and properly applied.

I conducted my review in accordance with the auditing standard applicable to review engagements. This standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of the Bank personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. I have not performed an audit and, accordingly, I do not express an audit opinion on the reviewed financial statements.

Based on my review, nothing has come to my attention that causes me to believe that the accompanying financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

(Thirdthong Thepmongkorn)
Certified Public Accountant
Registration No. 3787

KPMG Phoomchai Audit Ltd.
Bangkok
24 August 2007

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Notes	Consolidated 30 June 2007	Consolidated 31 December 2006	The Bank 30 June 2007	The Bank 31 December 2006 (Restated)
		Baht			
ASSETS					
Cash		19,667,895,014	18,410,830,013	19,666,985,435	18,410,306,404
Interbank and money market items	5				
Domestic items					
Interest bearing		1,104,078,938	1,375,213,647	1,098,466,684	1,321,941,570
Non-interest bearing		3,243,531,949	1,734,958,038	3,308,193,425	1,825,246,581
Foreign items					
Interest bearing		100,485,897,155	79,098,887,215	100,485,897,155	79,098,887,215
Non-interest bearing		1,069,906,396	632,913,627	1,069,906,396	632,913,627
Total Interbank and Money Market Items - net		105,903,414,438	82,841,972,527	105,962,463,660	82,878,988,993
Securities purchased under resale agreements	5	6,000,000,000	22,200,000,000	6,000,000,000	22,200,000,000
Investments	7, 27				
Current investments - net		51,364,315,867	51,338,397,288	51,028,644,409	51,022,672,788
Long-term investments - net		40,425,310,768	50,165,758,536	39,834,339,364	49,298,641,340
Investments in subsidiaries and associated companies - net		513,864,319	482,468,003	9,257,459,219	9,740,599,219
Total Investments - net		92,303,490,954	101,986,623,827	100,120,442,992	110,061,913,347
Loans and accrued interest receivables	8, 9				
Loans		703,418,410,587	677,206,708,758	699,639,101,639	673,336,007,420
Accrued interest receivables		1,774,118,400	1,812,524,654	1,594,989,080	1,628,509,275
Total Loans and Accrued Interest Receivables		705,192,528,987	679,019,233,412	701,234,090,719	674,964,516,695
Less Allowance for doubtful accounts	10	(32,020,720,002)	(31,703,046,675)	(27,659,488,770)	(26,712,345,878)
Less Revaluation allowance for debt restructuring	11	(1,349,228,394)	(1,289,861,157)	(1,340,821,453)	(1,259,159,749)
Total Loans and Accrued Interest Receivables - net		671,822,580,591	646,026,325,580	672,233,780,496	646,993,011,068
Properties foreclosed - net	12	15,372,098,576	16,495,560,785	11,141,369,915	11,639,583,138
Customers' liability under acceptances		1,536,317,034	525,174,569	1,536,317,034	525,174,569
Premises and equipment - net	14	23,226,760,026	22,292,665,684	22,753,264,059	22,003,601,511
Intangible assets - net	15	5,932,952,781	5,318,301,809	4,659,473,525	3,971,149,316
Derivative revaluation		11,883,335,476	9,827,153,438	11,883,335,476	9,827,153,438
Other assets - net		8,983,053,223	9,584,138,480	7,099,168,635	8,359,596,812
Total Assets		962,631,898,113	935,508,746,712	963,056,601,227	936,870,478,596

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Notes	Consolidated		The Bank	
		Baht			
		30 June 2007	31 December 2006	30 June 2007	31 December 2006 (Restated)
LIABILITIES AND SHAREHOLDERS' EQUITY					
Deposits	16				
Deposits in baht		759,330,524,117	744,877,038,844	759,808,862,525	745,945,153,739
Deposits in foreign currencies		4,817,296,829	6,027,045,315	4,817,296,829	6,027,045,315
Total Deposits		764,147,820,946	750,904,084,159	764,626,159,354	751,972,199,054
Interbank and money market items	17				
Domestic items					
Interest bearing		13,318,094,944	14,860,644,100	13,688,251,334	15,254,910,562
Non-interest bearing		1,709,746,576	1,611,005,942	1,711,291,610	1,613,577,609
Foreign items					
Interest bearing		521,076,086	523,464,526	521,076,086	523,464,526
Non-interest bearing		229,544,232	694,379,641	229,544,232	694,379,641
Total Interbank and Money Market Items		15,778,461,838	17,689,494,209	16,150,163,262	18,086,332,338
Liabilities payable on demand		8,845,378,701	6,757,266,252	8,845,378,701	6,757,266,252
Borrowings					
Short-term borrowings	18	33,868,286,816	26,619,530,994	33,935,224,000	26,807,900,000
Long-term borrowings	19	18,928,950,749	19,173,953,347	18,928,950,749	19,173,953,347
Total Borrowings		52,797,237,565	45,793,484,341	52,864,174,749	45,981,853,347
Bank's liability under acceptances		1,536,317,034	525,174,569	1,536,317,034	525,174,569
Derivative revaluation		7,958,455,159	6,611,065,357	7,958,455,160	6,611,065,358
Other liabilities		16,792,860,388	18,989,859,301	16,131,934,317	18,518,564,762
Total Liabilities		867,856,531,631	847,270,428,188	868,112,582,577	848,452,455,680

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Notes	Consolidated 30 June 2007	Consolidated 31 December 2006	The Bank 30 June 2007	The Bank 31 December 2006 (Restated)
		Baht			
Shareholders' equity					
Share capital	21				
Authorized share capital					
3,048,614,697 ordinary shares, Baht 10 par value		30,486,146,970	30,486,146,970	30,486,146,970	30,486,146,970
Issued and paid-up share capital					
2,387,612,461 ordinary shares, Baht 10 par value		23,876,124,610		23,876,124,610	
2,382,147,733 ordinary shares, Baht 10 par value			23,821,477,330		23,821,477,330
Premium on ordinary shares		18,002,467,394	17,903,743,235	18,002,467,394	17,903,743,235
Appraisal surplus on asset revaluation	14	9,809,473,504	9,883,084,524	9,809,473,504	9,883,084,524
Revaluation surplus (deficit) on investments	7	1,240,440,993	(156,538,489)	1,239,697,390	(159,689,649)
Retained earnings					
Appropriated					
Legal reserve	23	2,160,000,000	2,160,000,000	2,160,000,000	2,160,000,000
Unappropriated		39,686,810,100	34,626,532,765	39,856,255,752	34,809,407,476
		94,775,316,601	88,238,299,365	94,944,018,650	88,418,022,916
Minority interests		49,881	19,159	-	-
Total Shareholders' Equity		94,775,366,482	88,238,318,524	94,944,018,650	88,418,022,916
Total Liabilities and Shareholders' Equity		962,631,898,113	935,508,746,712	963,056,601,227	936,870,478,596
Off-balance sheet items - contingencies	23				
Aval to bills and guarantees of loans		796,929,530	639,151,298	796,929,530	639,151,298
Liability under unmatured import bills		5,995,652,356	5,162,800,555	5,995,652,356	5,162,800,555
Letters of credit		20,443,120,659	19,200,000,401	20,443,120,659	19,200,000,401
Other contingencies		1,368,146,440,150	1,125,293,704,165	1,367,936,493,235	1,125,098,630,625

(Pol.Gen. Pow Sarasin)
Vice Chairman

(Dr.Prasarn Trairatvorakul)
President

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED 30 JUNE 2007 AND 2006

(Unaudited)

	Notes	Baht			
		Consolidated		The Bank	
		2007	2006	2007	2006 (Restated)
Interest and dividend income					
Loans		11,425,424,788	10,445,696,946	11,591,598,548	10,409,447,448
Interbank and money market items		947,260,451	1,208,070,058	956,542,634	1,206,760,099
Hire purchase and financial lease		263,523,333	99,851,231	-	-
Investments		1,224,316,693	1,084,604,598	1,493,069,024	1,366,183,524
Total Interest and Dividend Income		13,860,525,265	12,838,222,833	14,041,210,206	12,982,391,071
Interest expense					
Deposits		4,392,243,092	3,459,771,202	4,407,155,261	3,441,526,690
Interbank and money market items		51,375,536	213,284,687	55,769,818	217,548,821
Short-term borrowings		97,897,493	108,164,469	101,589,537	127,049,981
Long-term borrowings		253,536,323	268,284,444	253,536,323	268,284,444
Total Interest Expense		4,795,052,444	4,049,504,802	4,818,050,939	4,054,409,936
Net income from interest and dividends		9,065,472,821	8,788,718,031	9,223,159,267	8,927,981,135
Bad debt and doubtful accounts	25	1,001,506,228	758,076,280	1,006,142,040	842,944,333
Loss on debt restructuring	26	319,541,118	556,072,512	293,236,826	447,284,608
Net income from interest and dividends after bad debt and doubtful accounts and loss on debt restructuring		7,744,425,475	7,474,569,239	7,923,780,401	7,637,752,194
Non-interest income					
Gain on investments	7	585,220,210	61,116,804	530,237,250	74,533,874
Share of profit from investments on equity method	7	37,409,883	44,122,670	-	-
Fees and service income					
Acceptances, aval and guarantees		244,549,145	192,010,624	244,549,145	192,010,624
Others		3,049,285,689	2,345,302,404	2,672,778,354	2,094,214,599
Gain on exchanges		617,695,928	409,526,025	617,695,928	409,526,026
Other income		230,977,922	304,759,092	181,678,967	293,641,659
Total Non-interest Income		4,765,138,777	3,356,837,619	4,246,939,644	3,063,926,782
Non-interest expenses					
Personnel expenses		2,270,491,906	1,818,542,406	2,111,701,250	1,686,057,258
Premises and equipment expenses	14	1,588,172,877	1,261,376,143	1,532,137,388	1,222,131,266
Taxes and duties		607,990,142	550,164,832	594,833,798	530,268,631
Fees and service expenses		769,487,693	758,606,347	740,771,084	726,632,740
Directors' remuneration		35,678,538	35,823,549	34,178,538	34,323,549
Contributions to Financial Institutions Development Fund		754,922,308	695,268,115	754,922,308	695,268,115
Other expenses		1,027,855,722	839,570,093	961,050,651	749,219,813
Total Non-interest Expenses		7,054,599,186	5,959,351,485	6,729,595,017	5,643,901,372
Income before income tax		5,454,965,066	4,872,055,373	5,441,125,028	5,057,777,604
Income tax expense		1,367,278,517	1,327,157,823	1,333,082,007	1,293,825,195
Net income before minority interests		4,087,686,549	3,544,897,550	4,108,043,021	3,763,952,409
Income of minority interests		(4,212)	(18,676)	-	-
Net income		4,087,682,337	3,544,878,874	4,108,043,021	3,763,952,409
Basic earnings per share	21	1.71	1.49	1.72	1.58
Weighted average number of ordinary shares (shares)	21	2,387,502,094	2,381,535,644	2,387,502,094	2,381,535,644

(Pol.Gen. Pow Sarasin)	(Dr.Prasarn Trairatvorakul)
Vice Chairman	President

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE SIX-MONTH PERIODS ENDED 30 JUNE 2007 AND 2006

		Baht			
		Consolidated		The Bank	
	Notes	2007	2006	2007	2006 (Restated)
Interest and dividend income					
Loans		23,008,080,753	19,816,030,505	23,302,046,619	19,797,212,470
Interbank and money market items		2,001,787,333	2,101,627,654	2,016,151,686	2,099,048,367
Hire purchase and financial lease		478,048,479	158,244,082	-	-
Investments		2,483,928,254	2,085,936,566	2,892,509,680	2,366,243,692
Total Interest and Dividend Income		27,971,844,819	24,161,838,807	28,210,707,985	24,262,504,529
Interest expense					
Deposits		9,195,646,281	5,865,342,750	9,221,401,003	5,866,173,161
Interbank and money market items		113,688,061	313,459,439	122,994,669	321,323,126
Short-term borrowings		263,779,986	231,941,653	272,794,514	231,941,653
Long-term borrowings		509,823,047	540,407,303	509,823,047	540,407,303
Total Interest Expense		10,082,937,375	6,951,151,145	10,127,013,233	6,959,845,243
Net income from interest and dividends		17,888,907,444	17,210,687,662	18,083,694,752	17,302,659,286
Bad debt and doubtful accounts	25	1,930,411,577	1,248,749,324	1,963,011,162	1,503,125,060
Loss on debt restructuring	26	396,162,430	1,115,823,702	361,413,786	897,148,169
Net income from interest and dividends after bad debt and doubtful accounts and loss on debt restructuring		15,562,333,437	14,846,114,636	15,759,269,804	14,902,386,057
Non-interest income					
Gain on investments	7	985,616,234	164,941,570	921,071,881	162,159,663
Share of profit from investments on equity method	7	74,338,001	64,998,408	-	-
Fees and service income					
Acceptances, aval and guarantees		469,240,488	382,474,507	469,240,488	382,474,507
Others		5,712,238,371	4,542,251,217	5,081,712,490	4,027,887,209
Gain on exchanges		1,227,486,973	698,625,750	1,227,486,973	698,625,750
Other income		501,329,650	607,156,553	359,035,208	526,243,756
Total Non-interest Income		8,970,249,717	6,460,448,005	8,058,547,040	5,797,390,885
Non-interest expenses					
Personnel expenses		4,385,196,200	3,724,266,556	4,075,560,755	3,451,255,916
Premises and equipment expenses	14	2,975,249,275	2,412,636,766	2,875,321,353	2,337,467,696
Taxes and duties		1,202,893,666	1,046,253,911	1,176,566,785	1,011,172,296
Fees and service expenses		1,425,876,293	1,342,028,980	1,371,164,225	1,270,824,736
Directors' remuneration		49,550,941	49,363,040	46,550,941	46,323,040
Contributions to Financial Institutions Development Fund		1,509,844,617	1,390,536,231	1,509,844,617	1,390,536,231
Other expenses		2,001,567,589	1,458,548,843	1,849,615,896	1,301,087,805
Total Non-interest Expenses		13,550,178,581	11,423,634,327	12,904,624,572	10,808,667,720
Income before income tax		10,982,404,573	9,882,928,314	10,913,192,272	9,891,109,222
Income tax expense		3,017,923,497	2,724,363,453	2,950,741,396	2,650,696,745
Net income before minority interests		7,964,481,076	7,158,564,861	7,962,450,876	7,240,412,477
(Income) loss of minority interests		(4,212)	1,420,517	-	-
Net income		7,964,476,864	7,159,985,378	7,962,450,876	7,240,412,477
Basic earnings per share	21	3.34	3.01	3.34	3.04
Weighted average number of ordinary shares (shares)	21	2,386,811,149	2,380,926,617	2,386,811,149	2,380,926,617

Pow Sarasin

(Pol.Gen. Pow Sarasin)

Vice Chairman

(Dr.Prasarn Trairatvorakul)

President

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE SIX-MONTH PERIODS ENDED 30 JUNE 2007 AND 2006

		Baht							
		Consolidated							
	Notes	Issued and Paid-up Share Capital	Premium on Share Capital	Appraisal Surplus on Asset Revaluation	Revaluation (Deficit) Surplus on Investments	Retained Earnings Appropriated Legal Reserve	Retained Earnings Unappropriated	Minority Interests	Total
Beginning balance as of 31 December 2005		23,732,936,670	17,737,192,156	10,024,386,669	(529,067,201)	1,470,000,000	25,678,644,954	1,508,034	78,115,601,282
Appraisal surplus on asset revaluation		-	-	(71,220,032)	-	-	71,220,032	-	-
Revaluation deficit on investments		-	-	-	(108,451,006)	-	-	(79)	(108,451,085)
Net gain (loss) not recognised in the statement of income		-	-	(71,220,032)	(108,451,006)	-	71,220,032	(79)	(108,451,085)
Ordinary shares		82,849,000	-	-	-	-	-	-	82,849,000
Premium on ordinary shares		-	156,365,290	-	-	-	-	-	156,365,290
Net income (loss)		-	-	-	-	-	7,159,985,378	(1,420,517)	7,158,564,861
Dividend paid	24	-	-	-	-	-	(2,976,484,959)	-	(2,976,484,959)
Ending balance as of 30 June 2006		23,815,785,670	17,893,557,446	9,953,166,637	(637,518,207)	1,470,000,000	29,933,365,405	87,438	82,428,444,389
Beginning balance as of 31 December 2006		23,821,477,330	17,903,743,235	9,883,084,524	(156,538,489)	2,160,000,000	34,626,532,765	19,159	88,238,318,524
Appraisal surplus on asset revaluation		-	-	(68,912,976)	-	-	68,912,976	-	-
Others		-	-	(4,698,044)	-	-	11,403,071	-	6,705,027
Revaluation surplus on investments		-	-	-	1,396,979,482	-	-	26,510	1,397,005,992
Net gain (loss) not recognised in the statement of income		-	-	(73,611,020)	1,396,979,482	-	80,316,047	26,510	1,403,711,019
Ordinary shares		54,647,280	-	-	-	-	-	-	54,647,280
Premium on ordinary shares		-	98,724,159	-	-	-	-	-	98,724,159
Net income		-	-	-	-	-	7,964,476,864	4,212	7,964,481,076
Dividend paid	24	-	-	-	-	-	(2,984,515,576)	-	(2,984,515,576)
Ending balance as of 30 June 2007		23,876,124,610	18,002,467,394	9,809,473,504	1,240,440,993	2,160,000,000	39,686,810,100	49,881	94,775,366,482

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE SIX-MONTH PERIODS ENDED 30 JUNE 2007 AND 2006

Baht

The Bank (Restated)

	Notes	Issued and Paid-up Share Capital	Premium on Share Capital	Appraisal Surplus on Asset Revaluation	Revaluation (Deficit) Surplus on Investments	Retained Earnings Appropriated Legal Reserve	Retained Earnings Unappropriated	Total
Beginning balance as of 31 December 2005		23,732,936,670	17,737,192,156	10,024,386,669	(529,067,201)	1,470,000,000	25,678,644,954	78,114,093,248
Change in accounting policy	3	-	-	-	(126,008)	-	105,679,595	105,553,587
Beginning balance as of 31 December 2005, restated		23,732,936,670	17,737,192,156	10,024,386,669	(529,193,209)	1,470,000,000	25,784,324,549	78,219,646,835
Appraisal surplus on asset revaluation		-	-	(71,220,032)	-	-	71,220,032	-
Revaluation deficit on investments		-	-	-	(108,451,006)	-	-	(108,451,006)
Net gain (loss) not recognised in the statement of income		-	-	(71,220,032)	(108,451,006)	-	71,220,032	(108,451,006)
Ordinary shares		82,849,000	-	-	-	-	-	82,849,000
Premium on ordinary shares		-	156,365,290	-	-	-	-	156,365,290
Net income		-	-	-	-	-	7,240,412,477	7,240,412,477
Dividend paid	24	-	-	-	-	-	(2,976,484,959)	(2,976,484,959)
Ending balance as of 30 June 2006, restated		23,815,785,670	17,893,557,446	9,953,166,637	(637,644,215)	1,470,000,000	30,119,472,099	82,614,337,637
Beginning balance as of 31 December 2006		23,821,477,330	17,903,743,235	9,883,084,524	(156,538,488)	2,160,000,000	34,626,532,765	88,238,299,366
Change in accounting policy	3	-	-	-	(3,151,161)	-	182,874,711	179,723,550
Beginning balance as of 31 December 2006, restated		23,821,477,330	17,903,743,235	9,883,084,524	(159,689,649)	2,160,000,000	34,809,407,476	88,418,022,916
Appraisal surplus on asset revaluation		-	-	(68,912,976)	-	-	68,912,976	-
Others		-	-	(4,698,044)	-	-	-	(4,698,044)
Revaluation surplus on investments		-	-	-	1,399,387,039	-	-	1,399,387,039
Net gain (loss) not recognised in the statement of income		-	-	(73,611,020)	1,399,387,039	-	68,912,976	1,394,688,995
Ordinary shares		54,647,280	-	-	-	-	-	54,647,280
Premium on ordinary shares		-	98,724,159	-	-	-	-	98,724,159
Net income		-	-	-	-	-	7,962,450,876	7,962,450,876
Dividend paid	24	-	-	-	-	-	(2,984,515,576)	(2,984,515,576)
Ending balance as of 30 June 2007		23,876,124,610	18,002,467,394	9,809,473,504	1,239,697,390	2,160,000,000	39,856,255,752	94,944,018,650

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED 30 JUNE 2007 AND 2006

	Baht			
	Consolidated		The Bank	
	2007	2006	2007	2006 (Restated)
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	7,964,476,864	7,159,985,378	7,962,450,876	7,240,412,477
Add(Less) Adjustments to reconcile net income to net cash from operating activities				
Depreciation and amortization	943,129,567	806,307,594	889,172,580	754,863,646
Bad debt and doubtful accounts	1,930,411,577	1,248,749,324	1,963,011,162	1,503,125,060
Loss on debt restructuring	396,162,430	1,115,823,702	361,413,786	897,148,169
Interest income from amortization of revaluation allowance for debt restructuring	(93,558,914)	(76,423,536)	(71,999,431)	(37,103,326)
Gain on foreign exchange translation of long-term loans	(299,370,953)	(566,711,003)	(299,370,953)	(566,711,003)
(Gain) loss on revaluation of investments	(16,627,850)	93,320,660	(16,627,850)	93,320,660
Reversal of loss on impairment of investments in securities	(86,035,651)	(257,215,715)	(84,878,157)	(257,215,715)
Amortization of goodwill	71,804,546	71,792,669	-	-
(Gain) loss on disposal of securities for investment	(613,325,428)	101,877,134	(594,500,628)	129,881,488
Premium (discount) amortization on debt instruments	132,825,847	(68,417,175)	137,491,178	(63,055,531)
Loss (reversal) on impairment of investments in receivables	116,237,500	1,673,241	81,058,752	(6,744,330)
Loss on impairment of foreclosed properties	241,569,508	215,795,195	203,919,738	174,277,625
Reversal of loss on impairment of other assets	(4,067,460)	(74,118,002)	(3,718,258)	(67,955,846)
Loss from a capital reduction in a subsidiary	-	-	43,140,000	-
Gain on disposal of premises and equipment	(8,608,332)	(2,747,736)	(2,012,850)	(2,186,908)
Loss on transfer of financial assets	23,242,981	16,804,876	-	-
Share of profit from investments on equity method	(74,338,001)	(64,998,408)	-	-
Dividend income from associated companies	48,785,000	25,194,400	-	-
Amortization of discount on debentures	1,757,172	1,931,585	1,757,172	1,931,585
Decrease (increase) in accrued interest receivables	38,406,254	(205,816,104)	33,520,195	(311,978,636)
Decrease (increase) in other accrued income	56,279,382	(563,068,534)	94,934,718	(559,193,965)
(Decrease) increase in accrued interest payables	(46,835,665)	935,323,370	(50,682,608)	942,276,141
Increase in other accrued expenses	922,434,362	331,856,592	977,415,205	387,553,896
Increase in other reserves	186,475,406	58,646,275	186,475,406	58,646,276
Income (loss) of minority interests	4,212	(1,420,517)	-	-
Net income from operations before changes in operating assets and liabilities	11,831,234,354	10,304,145,265	11,811,970,033	10,311,291,763
(Increase) decrease in operating assets				
Interbank and money market items (assets)	(23,056,173,130)	(16,809,449,626)	(23,078,205,887)	(16,869,277,248)
Securities purchased under resale agreements	16,200,000,000	8,500,000,000	16,200,000,000	8,500,000,000
Investment for trading	(5,174,674,625)	(4,800,621,495)	(5,159,177,589)	(4,800,621,495)
Loans	(29,507,118,068)	(10,836,058,951)	(28,727,520,661)	(9,750,058,556)
Properties foreclosed	2,353,670,771	1,951,376,161	1,504,160,488	1,639,435,132
Other assets	(1,526,530,517)	(7,811,400,487)	(886,970,321)	(7,673,686,792)

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED 30 JUNE 2007 AND 2006

		Baht			
		Consolidated		The Bank	
		2007	2006	2007	2006 (Restated)
Increase (decrease) in operating liabilities					
Deposits		13,243,736,787	(3,172,737,760)	12,653,960,300	(3,864,686,261)
Interbank and money market items (liabilities)		(1,911,032,371)	(1,848,431,138)	(1,936,169,076)	(1,119,464,979)
Liabilities payable on demand		2,088,112,449	870,166,375	2,088,112,449	870,166,375
Short-term borrowings		7,248,755,822	7,121,400,000	7,127,324,000	7,121,400,000
Other liabilities		(1,630,805,501)	(531,542,026)	(1,898,215,364)	(517,214,902)
Net Cash Used in Operating Activities		(9,840,824,029)	(17,063,153,682)	(10,300,731,628)	(16,152,716,963)
CASH FLOWS FROM INVESTING ACTIVITIES					
Proceeds from disposal of available for sale investments		42,062,836,420	63,894,003,684	42,046,083,636	63,842,074,018
Proceeds from redemption of held to maturity debt instruments		3,930,898,692	16,365,141,750	3,765,898,692	15,515,141,750
Proceeds from disposal of general investments		294,653,018	220,809,899	281,374,069	252,303,989
Proceeds from a capital reduction in a subsidiary		-	-	440,000,000	-
Purchase of available for sale investments		(29,310,676,594)	(57,156,891,190)	(29,300,676,594)	(57,146,891,190)
Proceeds from collection of investments in receivables		-	122,869,853	16,378,036	31,329,406
Purchase of held to maturity debt instruments		(298,303,586)	(2,928,655,442)	(298,303,585)	(2,231,435,409)
Purchase of general investments		(905,525)	(68,262,066)	(905,525)	(68,262,066)
Purchase of investments in subsidiaries		-	(4,000,000)	-	(694,000,000)
Proceeds from collection of investments in receivables		28,088,596	-	-	-
Proceeds from disposal of premises and equipment		9,624,063	9,903,990	2,766,063	5,440,017
Purchase of premises and equipment		(1,567,914,233)	(693,955,252)	(1,349,501,314)	(661,369,893)
Purchase of intangible assets		(1,271,878,867)	(501,625,639)	(1,267,169,865)	(495,463,410)
Net Cash Provided by Investing Activities		13,876,421,984	19,259,339,587	14,335,943,613	18,348,867,212
CASH FLOWS FROM FINANCING ACTIVITIES					
Increase in long-term borrowings		52,611,183	-	52,611,183	-
Increase in share capital		54,647,280	82,849,000	54,647,280	82,849,000
Increase in premium on share capital		98,724,159	156,365,290	98,724,159	156,365,290
Payment of dividend		(2,984,515,576)	(2,976,484,959)	(2,984,515,576)	(2,976,484,959)
Net Cash Used in Financing Activities		(2,778,532,954)	(2,737,270,669)	(2,778,532,954)	(2,737,270,669)
Net increase (decrease) in cash and cash equivalents		1,257,065,001	(541,084,764)	1,256,679,031	(541,120,420)
Cash and cash equivalents at beginning of the period	4	18,410,830,013	14,912,704,474	18,410,306,404	14,912,318,996
Cash and cash equivalents at end of the period	4	19,667,895,014	14,371,619,710	19,666,985,435	14,371,198,576
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION					
Cash paid during the period					
Interest expense		10,129,773,041	6,015,827,775	10,177,695,844	6,017,569,102
Income tax		1,270,937,364	1,584,446,561	1,194,544,654	1,496,592,826

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE INTERIM FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED 30 JUNE 2007 AND 2006 (RESTATED)

FOR THE YEAR ENDED 31 DECEMBER 2006 (RESTATED)

AND FOR THE THREE-MONTH PERIOD ENDED 30 JUNE 2007 (UNAUDITED)

Note	Contents	Page

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE INTERIM FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED 30 JUNE 2007 AND 2006 (RESTATED)

FOR THE YEAR ENDED 31 DECEMBER 2006 (RESTATED)

AND FOR THE THREE-MONTH PERIOD ENDED 30 JUNE 2007 (UNAUDITED)

These notes form an integral part of the financial statements.

1 GENERAL INFORMATION

KASIKORNBANK PUBLIC COMPANY LIMITED, ("the Bank"), is a registered public company located in the Kingdom of Thailand and listed on the Stock Exchange of Thailand. The registered office of the Bank is at 1 Soi Kasikornthai, Ratburana Road, Bangkok.

The principal activity of the Bank is commercial banking and the Bank conducts its businesses through a network of branches covering all parts of Thailand and certain major parts of the world. As of 30 June 2007 and 31 December 2006, the Bank had a total staff of 11,587 and 11,219 persons, respectively.

The consolidated financial statements of the Bank consist of the Bank and its subsidiaries. Details of the Bank's subsidiaries are as follows:

	% Shareholding Directly and Indirectly		
	30 June 2007	31 December 2006	30 June 2006
Phethai Asset Management Co., Ltd. ("Phethai-AMC")	100.00	100.00	100.00
Kasikorn Research Center Co., Ltd. ("KResearch")	100.00	100.00	100.00
Kasikorn Asset Management Co., Ltd. ("KAsset")	100.00	100.00	100.00
Kasikorn Securities Public Co., Ltd. ("KSecurities")	99.99	99.99	99.98
Kasikorn Factoring Co., Ltd. ("KFactoring")	100.00	100.00	100.00
Kasikorn Leasing Co., Ltd. ("KLeasing")	100.00	100.00	100.00
Progress Land and Buildings Co., Ltd. ("PLB")	100.00	100.00	100.00

Phethai Asset Management Company Limited is a company registered in the Kingdom of Thailand on 24 September 1999, was approved by the Bank of Thailand (BoT) on 13 October 1999 to register as an asset management company under the Ministerial Regulation (B.E. 2541) issued with regard to the provisions of the Asset Management Company Act (B.E. 2541). The company is located at 252/6 Muang Thai-Phatra Office Tower 1, Floor 13-14, Ratchadaphisek Road, Huaykwang, Bangkok and was established with the objective of managing substandard assets transferred from the Bank.

Kasikorn Research Center Company Limited is a company which was registered in the Kingdom of Thailand on 16 December 1994, and is located at 400/22 Kasikornbank Building, Floor 9 Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main business is to support the Bank with research work and public relations.

Kasikorn Asset Management Company Limited is a company which was registered in the Kingdom of Thailand on 18 March 1992 and is located at 252/6 Muang Thai-Phatra Office Tower 1, Floor 30 - 32, office No. 252/38 - 41, Ratchadaphisek Road, Huaykwang, Bangkok. The company's main business is assets and funds management.

Kasikorn Securities Public Company Limited is a company which was registered in the Kingdom of Thailand on 13 August 1974, and is located at 400/22 Kasikornbank Building, Floor 19, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main businesses are securities and investment banking.

Kasikorn Factoring Company Limited is a company which was registered in the Kingdom of Thailand on 9 July 1990, and is located at 252/20 Muang Thai-Phatra Tower 1, Floor 16, Ratchadapisek Road, Huaykwang, Bangkok. The company was established to furnish commercial financial services to businesses and provide factoring, finance leases, operating leases and hire purchases.

Kasikorn Leasing Company Limited is a company which was registered in the Kingdom of Thailand on 24 December 2004, and is located at 400/22 Kasikornbank Building, Floor 17, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main businesses are leasing and hire purchases.

Progress Land and Buildings Company Limited is a company which was registered in the Kingdom of Thailand on 18 November 1999, and is located at 252/9 Muang Thai-Phatra Tower 1, Floor 5, Ratchadapisek Road, Huaykwang, Bangkok. The company was established to receive, manage and sell properties that have been foreclosed as well as the premises of Phatra Thanakit Public Company Limited.

The consolidated financial statements exclude the financial statements of subsidiaries whose financial statements are not material to the Bank. The financial position and results of operations of subsidiaries, which are not included in the consolidated financial statements, are presented as supplementary information in the accompanying Note 7 to these financial statements.

The consolidated and the Bank only financial statements include the accounts of all branches; domestic and outside Thailand. Interbranch transactions have been eliminated.

2 BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

The consolidated and Bank-only financial statements are prepared in accordance with the regulations of the Stock Exchange of Thailand (SET), dated 22 January 2001, regarding the "Preparation and Filing of Financial Statements and Reports Concerning the Financial Status and Results of Business Operations of Listed Companies" (B.E. 2544), and with the Bank of Thailand (BoT) directive dated 10 May 2001, prescribing the format for balance sheets and profit and loss accounts for commercial banks and in accordance with Thai Accounting Standards ("TAS") including related interpretations and guidelines promulgated by the Federation of Accounting Professions and in conformity with generally accepted accounting principles in Thailand.

The interim financial statements are presented in accordance with the Thai Accounting Standard No. 41, regarding Interim Financial Statements, and have been prepared for the purpose of providing an update on the financial statements for the year ended 31 December 2006. They focus on new activities, events and circumstances to avoid repetition of information previously reported. Accordingly, these interim financial statements should be read in conjunction with the financial statements for the year ended 31 December 2006.

The interim financial statements are presented in Thai Baht and prepared under the historical cost basis except as disclosed in the accounting policies.

The financial statements issued for Thai reporting purposes are prepared in the Thai language. This English translation of the financial statements has been prepared for the convenience of readers not conversant with the Thai language.

The preparation of financial statements in conformity with TAS and generally accepted accounting principles in Thailand requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying amounts of assets and liabilities that are not readily apparent from other sources.

The estimates and underlying assumptions used in the preparation of these financial statements are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

3 SIGNIFICANT ACCOUNTING POLICIES

3.1 Basis of consolidation

The consolidated financial statements comprise the Bank, its subsidiaries and its interest in associates. Significant intra-group transactions between the Bank and its subsidiaries are eliminated on consolidation.

Subsidiaries

Subsidiaries are those entities controlled by the Bank. Control exists when the Bank has the power, directly and indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Associates

Associates are those entities in which the Bank has significant influence, but not control, over the financial and operating policies. The consolidated financial statements include the Bank's share of the total recognized gains and losses of associates on an equity accounting basis, from the date that significant influence commences until the date that significant influence ceases. When the Bank's share of losses exceeds its interest in an associate, the Bank's carrying amount of investment is reduced to nil and recognition of further losses is discontinued except to the extent that the Bank has incurred legal or constructive obligations or made payments on behalf of an associate.

Business combinations

Business combinations are accounted for using the purchase method. The cost of an acquisition is measured at the fair value of the assets given at the date of exchange, plus cost directly attributable to the acquisition.

3.2 Change in accounting policy

The following change of accounting policy by the Bank has no effect on the consolidated financial statements of the Bank.

Until 31 December 2006, the Bank accounted for its investments in subsidiaries and associates in the Bank-only financial statements using the equity method.

On 11 October 2006, the Federation of Accounting Professions (FAP) announced that the Thai Accounting Standard No. 44 (TAS No. 44) "Consolidated Financial Statements and Accounting for Investments in Subsidiaries" is to be revised. FAP announcement No. 26/2006 requires a parent company which has investments in a subsidiary company, an entity under joint control, or an associate company, which is not classified as a "held for sale" investment, to record such investment in accordance with either the cost method or with the recognition and measurement basis for financial instruments (when an announcement is made), instead of the equity method currently used.

Starting from 1 January 2007, the Bank has, accordingly, changed its accounting policy for its investments in subsidiaries and associates in the Bank-only financial statements from the equity method to the cost method. The change in accounting policy has been applied retrospectively and the Bank-only 2006 financial statements, which are included in the Bank-only 2007 interim financial statements for comparative purposes, have been restated accordingly.

The effects of the change in accounting policy on the Bank-only interim and annual 2006 financial statements are as follows:

		(Million Baht)
	Increase (decrease)	
	2007	2006
Retained earnings as at 1 January	183	106
Revaluation Surplus on Investments as at 1 January	(3)	(1)
Shareholders' equity / Total assets as at 1 January	**180**	**105**

	For the Three-Month Periods Ended 30 June	
Investment in shares of subsidiaries and associates as at 1 April	180	(34)
Dividend income from subsidiaries and associates for the three-month period ended 30 June		289
Share of profits from investments accounted for using the equity method, net, for the three-month period ended 30 June		(70)
Total assets / Shareholders' equity as at 30 June		**185**
Net income for the three-month period ended 30 June		**219**
Earnings per share (Baht)		**0.09**

	For the Six-Month Periods Ended 30 June	
Investment in shares of subsidiaries and associates as at 1 January	180	105
Dividend income from subsidiaries and associates for the six-month period ended 30 June		293
Share of profits from investments accounted for using the equity method, net, for the six-month period ended 30 June		(213)
Total assets / Shareholders' equity as at 30 June		**185**
Net income for the six-month period ended 30 June		**80**
Earnings per share (Baht)		**0.03**

3.3 Cash and cash equivalents

Cash and cash equivalents represent cash in hand and cash items in the process of collection.

3.4 Investments

Investments in subsidiaries and associates

Investments in subsidiaries and associates in the Bank-only financial statements are accounted for using the cost method. (See change in accounting policy disclosure in note 3.2.)

Investments in other debt and equity securities

Investments in debt instruments or marketable equity securities held for trading are classified as trading investments and are stated at fair value, with any resultant gain or loss being recognized in the statement of income.

Investments in debt instruments that the Bank and its subsidiaries intend and are able to hold to maturity are classified as held-to-maturity investments and are stated at amortized cost after deduction of allowance for impairment. The difference between the acquisition cost and redemption value of such debt securities is amortized using the effective interest rate method over the period to maturity.

Investments in debt instruments or marketable equity securities other than those securities held for trading or intended to be held to maturity are classified as available-for-sale investments and are stated at fair value with any resultant gain or loss being recognized directly in equity. The exceptions are impairment losses and foreign exchange gains and losses, which are recognized in the statement of income. When these investments are derecognized, the cumulative gain or loss previously recognized directly in equity is accounted for in the statement of income. Where these investments are interest-bearing, interest calculated using the effective interest rate method is recognized in the statement of income.

Investments in non-marketable equity securities that are not investments in subsidiaries or associated companies are stated at cost, after deduction of allowance for impairment.

Investments in receivables are stated at acquisition cost after deducting the allowance for impairment. When debt restructuring is required, the balance is recorded as a loan at fair value, in accordance with the transfer of financial asset accounting procedure. The difference between the book value and the fair value is recognized as gain or loss on transfer of financial assets in the statement of income.

An impairment review for investments is carried out when there is a factor indicating that an investment might be impaired. Losses on impairment for all classifications of investments are charged to the statement of income.

Interest and dividend income from investments is recognized on an accrual basis. Gains or losses on sales of securities are recognized in the statement of income upon disposal. Interest income from investments in receivables is recognized by using the effective yield method.

Investments in marketable equity securities classified as trading investments and available-for-sale investments are stated at fair value based on the last Stock Exchange of Thailand (SET) bid prices as of the end of the period.

Investments in marketable unit trusts classified as trading investments and available-for-sale investments are stated at fair value based on the net assets value as at the end of the period.

Investments in government securities and state enterprise securities guaranteed by the government, classified as trading investments or available-for-sale investments, are stated at fair value based on the Thai Bond Dealing Centre Government Bond Yield Curve as of the end of the period. State enterprise securities not guaranteed by the government and private debt instruments are stated at fair value based on bid prices from the Thai Bond Dealing Centre as of the end of the period. If not available, the Government Bond Yield for the same period, adjusted by an appropriate risk premium, is used.

Disposal of investments

On disposal of an investment, the difference between net disposal proceeds and the carrying amount together with the associated cumulative gain or loss that was reported in equity is recognized in the statement of income.

Cost of investments sold is calculated by using the weighted average method.

3.5 Loans

Except in case of loans affected through overdraft agreements, loans represent only principal amounts. Unearned discounts received in advance are presented as a reduction in loans.

3.6 Allowance for doubtful accounts

Allowance for doubtful accounts is determined through methods based on the Bank of Thailand's regulations and based on the Bank's estimated loan loss. The allowance for non-performing loans has been specifically determined by the natures of loans and the related factors such as payment ability, collateral, historical loss and estimated loss, etc. The allowance for performing loans has been assessed based upon general related factors such as historical loss, credit risk, economic conditions and management experience, etc. For corporate loan, the allowance is determined on a case by case basis while the allowance for retail loans is determined on portfolio basis with similar risk characteristics.

Based on BoT's regulations, with amended criteria in accordance with International Accounting Standards No. 39 (IAS 39) dated 7 December 2006, the Bank and certain subsidiaries have classified their loan portfolios into six categories, primarily based on the non-accrual period. For loans, classified as pass and special-mention, the calculation of allowances for doubtful accounts is based on the regulatory minimum percentage requirement, taking into consideration the collateral value, where the collateral type and date of the latest appraisal are qualifying factors. For loans classified as sub-standard, doubtful and doubtful of loss, the allowances on these accounts will be set at 100 percent for the difference between the outstanding book value of the debt and the present value of future cashflows expected to be received or the expected proceeds from the disposal of collateral in accordance with the BoT's regulations.

Under the BoT's directive commercial banks are allowed to gradually raise the allowance for loans classified as sub-standard, doubtful and doubtful of loss by the end of 2007.

In the fourth quarter of 2006 the Bank raised the allowance for these loan classifications to fully comply with the new BoT's regulations.

Previously the calculation of allowances for sub-standard, doubtful and doubtful of loss was based on specific percentages assigned to each classification, as specified by the BoT, and the value of collateral used in the calculation relied on types of collateral and the date of the latest appraisal. Allowance for pass and special mention loans were made based on the outstanding debt before deduction of collateral value.

3.7 Troubled debt restructuring

The Bank and the asset management subsidiary record foreclosed assets acquired from troubled debt restructuring at fair value up to the legal claim for the debt, including interest receivable. Where restructuring a loan involves modification of its terms, the present value of the expected future cash collections is calculated by using discount rates equivalent to the market rates of interest at the time of restructuring. The difference between the present value of the future cash flows expected to be received and the outstanding balances of investment in loans is recorded in the revaluation allowance for debt restructuring. This revaluation allowance for debt restructuring is amortized to the statement of income according to the amounts received over the remaining period of the debt-restructuring contracts except for restructured loans with a high probability of default on their contractual obligations and agreement. In this latter case, the Bank will stop amortizing to the statement of income. The recognition in the statement of income occurs when such risk is eliminated.

3.8 Properties foreclosed

Properties foreclosed are recorded at the lower of market value or the amount of the legal claim on the related debt, including interest receivable. The market value is estimated by using the latest appraisal value after deduction of estimated disposal expenses and holding cost.

Losses on impairment are charged to the statement of income. Gains or losses on disposal of properties foreclosed are recorded as other income or expenses upon disposal.

3.9 Premises and equipment and depreciation

Premises and equipment are stated at cost less accumulated depreciation and impairment losses except for land and buildings which are stated at their revalued amounts. The revalued amount is the fair value determined on the basis of the property's existing use at the date of revaluation less any subsequent accumulated depreciation and subsequent accumulated impairment losses.

- Revalued assets

Land and buildings revaluations are performed by independent professional appraisers according to the Bank of Thailand's criteria with sufficient regularity to ensure that the carrying amount of these assets does not differ materially from that which would be determined using fair values at the balance sheet date.

When an asset's carrying amount is increased as a result of a revaluation, the increase is credited directly to equity under the heading of revaluation surplus. However, a revaluation increase is recognized as income to the extent that it reverses a revaluation decrease of the same asset previously recognized as an expense.

When an asset's carrying amount is decreased as a result of a revaluation, the decrease is recognized as an expense. However, a revaluation decrease is charged directly against any related revaluation surplus to the extent that the decrease does not exceed the amount held in the revaluation surplus in respect of that same asset.

Upon disposal, any related revaluation surplus is transferred directly from the revaluation reserve to retained earnings and is not taken into account when calculating the gain or loss on disposal.

- Leased assets

Leases under which the Bank and its subsidiaries substantially assume all the risk and rewards of ownership are classified as finance leases. Equipment acquired by way of finance leases is capitalized at the lower of its fair value and the present value of the minimum lease payments at the inception of the lease, less accumulated depreciation and impairment losses. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly to the statements of income.

- Subsequent expenditure

Subsequent expenditure relating to an item of premises and equipment is added to the carrying amount of the asset when it is probable that the future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Bank and its subsidiaries. All other subsequent expenditure is recognized as an expense in the period in which it is incurred.

- Depreciation

Depreciation is charged to the statement of income over the estimated useful lives of each item of premises and equipment.

Depreciation on buildings acquired before July 1996 is computed using the declining-balance method. Depreciation on buildings acquired after July 1996 and on equipment is computed using the straight-line method. The estimated useful lives are as follows:

Buildings	50 years
Equipment	5-15 years

Gains or losses on disposal of premises and equipment are recorded as other income or expense upon disposal.

3.10 Intangible assets

- Goodwill

Goodwill in a business combination represents the excess of the cost of acquisition over the fair value of the Bank's share of the identifiable net assets acquired. Negative goodwill in a business combination represents the excess of the fair value of the Bank's share of the identifiable net assets acquired over the cost of acquisition.

Goodwill and negative goodwill are stated at cost less accumulated amortization and impairment losses.

- Other intangible assets

Other intangible assets are stated at cost less accumulated amortization and impairment losses.

- Amortization

Amortization is charged to the statement of income on a straight-line basis over the estimated useful lives of intangible assets unless such lives are indefinite. Intangible assets with an indefinite useful life are systematically tested for impairment at each balance sheet date. Goodwill, negative goodwill and other intangible assets are amortized from the date they are available for use. The estimated useful lives are as follows:

Goodwill	10 years
Leasehold rights	Over the lease periods
Software licenses	5-15 years
Deferred underwriting license fee and deferred stock exchange membership fee	5 years

3.11 Impairment

The carrying amount of the Bank and its subsidiaries' assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the assets' recoverable amounts are estimated.

An impairment loss is recognized whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. The impairment loss is recognized in the statement of income unless it reverses a previous revaluation credited to equity, in which case it is charged to equity.

3.12 Interest-bearing liabilities

Interest-bearing liabilities are recognized initially at fair value less attributable transaction charges. Subsequent to initial recognition, interest-bearing liabilities are stated at amortized cost with any difference between cost and redemption value being recognized in the statement of income over the period of the borrowings.

3.13 Provisions

A provision is recognized in the balance sheet when the Bank has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Provisions for commitments as off-balance sheet items are determined by credit risk transactions ie., Avals on bills, Acceptances, letters of indemnity - borrowing, other guarantees and letters of credit, etc. A provision is recognized when the transactions relate to loans that are classified as sub-standard, doubtful, doubtful of loss and loss assets. The provisions have been specifically determined by using the same rate as the allowance for doubtful accounts on each of those loans.

3.14 Derivatives

Trading Derivative Trading derivatives are carried at fair value. The fair value of derivatives is determined based upon liquid (observable) market prices evidenced by exchange traded prices, broker/dealer quotations, or prices of other transactions with similarly rated counterparties or based upon a valuation technique incorporating observable market data. It includes an adjustment for individual counterparty credit risk and other adjustments, as appropriate, to reflect liquidity and ongoing servicing costs. The changes in fair value which include realized and unrealized gains or losses are recognized in the statement of income as part of gain on exchange and assets or liabilities in the balance sheet.

Hedging Derivative The Bank manages its banking exposures to market rate movements outside the trading activities through the use of derivatives, including interest rate swaps, interest rate future and forward exchange contracts. Gain or loss resulting from the changes in fair values of contracts are recognized in accordance with the standard accounting treatment for revenues or expenses on hedged items as follows:

1. Where hedged items are carried at fair value, hedging instruments are carried at fair value consistently.
2. Where hedged items are carried on an accrual basis, then hedging instruments carry the accrual consistently.

Hybrid Instrument includes a non-derivative host contract and an embedded derivative. The host contract shall be accounted for under the classification of the host contract. An embedded derivative shall be separated from the host contract and accounted for as a derivative which is carried at fair value, if and only if:

1. The economic characteristics and risks of the host contract and the embedded derivative are not closely related;
2. A separate instrument with the same terms as the embedded derivative would meet the definition of a derivative and;
3. The hybrid instrument is not recognized at fair value through the statement of income.

If an embedded derivative is not separated, the hybrid instrument shall be accounted for under the classification of the host contract. Changes in the fair value of separable embedded derivatives are recognized in the statement of income.

Day One Profit Gains or losses from trading derivative and hybrid instrument are recognized at inception in the statement of income when the fair value of that derivative is determined based upon observable market data or supported by comparison to other observable market transactions, or based upon a valuation technique incorporating observable market data. The Bank amortizes initial gains or losses on derivative transactions on a straight-line basis or on an effective interest rate basis over the life of the contract where the fair value is based upon unobservable market data. The unamortized gains or losses are recognized in the statement of income when the market data becomes observable.

3.15 Employee benefits

- Staff retirement benefits

Staff members are entitled to retirement pay upon termination of employment depending upon length of service and other conditions. It is management's policy to recognize an appropriate amount as a provision for each period.

- Provident fund

The Bank established a provident fund under the Provident Fund Act (B.E. 2530), and registered this Fund with the Ministry of Finance on 16 August 1994. According to the Fund's Articles, every employee is entitled to apply for membership, and each member must contribute to the Fund at the rate of 3% of their basic salary, while the Bank contributes an additional 3.0 - 4.5%. Upon termination of employment, employees are entitled to receive this benefit except when terminated "without compensation".

3.16 Recognition of interest income

Interest and discount income on loans are recognized on an accrual basis, except when interest payments are in arrears for more than three months when, regardless of collateral, the cash basis is adopted.

In compliance with the Bank of Thailand's regulation, the Bank reverses accrued interest receivable on loans for which repayments are more than three months in arrears.

The asset management subsidiary recognizes interest income on investments in receivables and loans on a cash basis.

Income from factoring of a subsidiary is recognized on an accrual basis.

Income from hire-purchase agreements is recognized on the basis of installment payments due by using the effective interest rate method, calculated from the balance of the net investment in each installment. When installment payments are in arrears for more than three months, the cash basis is adopted.

The lease income of a subsidiary is recognized as follows:

- Income under finance lease agreements is recognized on the basis of installment payments due by using the effective interest rate method, calculated from the balance of the net investment in each installment. When installment payments are in arrears for more than three months, the cash basis is adopted.
- Income under operating lease agreements is recognized on the basis of installment payments due. When installment payments are in arrears for more than three months, the cash basis is adopted.

3.17 Recognition of interest expense

Interest expense is recognized on an accrual basis.

3.18 Income tax

Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted at the balance sheet date.

3.19 Earnings per share

Basic earnings per share is computed by dividing net income by the weighted average number of ordinary shares in issue during the period.

There is no diluting effect on earnings per share that might result from an assumed exercise of warrants.

3.20 Translation of foreign currencies

Assets and liabilities denominated in foreign currencies are translated into Thai Baht at the rates of exchange prevailing on the dates of the transactions. Assets and liabilities including the balance sheet of the Bank's foreign branches that are denominated in foreign currencies at the end of the period are translated into Thai Baht at the reference rates announced by the BoT on that date. The statements of income of the Bank's foreign branches are translated into Thai Baht at the reference rates announced by the BoT at the month end rate.

Exchange gains or losses on translation and on transactions in foreign currencies including foreign exchange differences arising on the translation of financial statements of the Bank's foreign branches are included in revenues and expenses for the period.

4 SUPPLEMENTARY INFORMATION OF CASH FLOWS

Non-cash items are as follows:

The Bank and its subsidiaries have provided for a revaluation surplus on investments and have presented it as a change in shareholders' equity for the six – month periods ended 30 June as follows:

(Million Baht)

	Consolidated	
	2007	2006
Revaluation surplus (deficit) on investments	1,397	(108)

(Million Baht)

	The Bank	
	2007	2006
Revaluation surplus (deficit) on investments	1,399	(108)

For the six – month periods ended 30 June 2007 and 2006, the Bank recognized the realized portion of the appraised surplus on asset revaluation amounting to Baht 69 million and Baht 71 million, respectively, by transferring these amounts to retained earnings from appraisal surplus on asset revaluation.

For the six – month periods ended 30 June 2007 and 2006, the Bank and its subsidiaries received foreclosed properties arising from debt settlement amounting to Baht 481 million and Baht 352 million, respectively, on a consolidated basis, and Baht 429 million and Baht 286 million, respectively, for the Bank only.

5 INTERBANK AND MONEY MARKET ITEMS (ASSETS)

Interbank and money market items (assets) consisted of:

(Million Baht)

	Consolidated					
	30 June 2007			31 December 2006		
	At call	Term	Total	At call	Term	Total
1. Domestic						
The BoT and FIDF	2,928	-	2,928	1,626	-	1,626
Commercial banks	321	698	1,019	162	1,056	1,218
Other banks	3	-	3	2	-	2
Finance, securities and credit foncier companies	401	2	403	75	-	75
Other financial institutions	-	2	2	9	190	199
Total Domestic	3,653	702	4,355	1,874	1,246	3,120
Add Accrued interest receivables	-	1	1	-	2	2
Less Allowance for doubtful accounts	-	(8)	(8)	-	(12)	(12)
Total	3,653	695	4,348	1,874	1,236	3,110
2. Foreign						
US Dollar	3,143	97,955	101,098	3,182	76,017	79,199
Japanese Yen	28	-	28	65	-	65
Other currencies	433	-	433	473	-	473
Total Foreign	3,604	97,955	101,559	3,720	76,017	79,737
Less Allowance for doubtful accounts	(4)	-	(4)	(5)	-	(5)
Total	3,600	97,955	101,555	3,715	76,017	79,732
Total Domestic and Foreign	7,253	98,650	105,903	5,589	77,253	82,842

(Million Baht)

	The Bank					
	30 June 2007			31 December 2006		
	At call	Term	Total	At call	Term	Total
1. Domestic						
The BoT and FIDF	2,928	-	2,928	1,626	-	1,626
Commercial banks	381	698	1,079	199	1,056	1,255
Other banks	3	-	3	2	-	2
Finance, securities and credit foncier companies	400	2	402	75	-	75
Other financial institutions	-	2	2	9	190	199
Total Domestic	3,712	702	4,414	1,911	1,246	3,157
Add Accrued interest receivables	-	1	1	-	2	2
Less Allowance for doubtful accounts	-	(8)	(8)	-	(12)	(12)
Total	3,712	695	4,407	1,911	1,236	3,147
2. Foreign						
US Dollar	3,143	97,955	101,098	3,182	76,017	79,199
Japanese Yen	28	-	28	65	-	65
Other currencies	433	-	433	473	-	473
Total Foreign	3,604	97,955	101,559	3,720	76,017	79,737
Less Allowance for doubtful accounts	(4)	-	(4)	(5)	-	(5)
Total	3,600	97,955	101,555	3,715	76,017	79,732
Total Domestic and Foreign	7,312	98,650	105,962	5,626	77,253	82,879

6 SECURITIES PURCHASED UNDER RESALE AGREEMENTS

Securities purchased under resale agreements consisted of:

(Million Baht)

	Consolidated and The Bank	
	30 June 2007	31 December 2006
Government Bonds and BoT Bonds	6,000	22,200

7 INVESTMENTS

Investments consisted of:

(Million Baht)

	Consolidated 30 June 2007			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current Investments				
1.1 Trading investments				
1.1.1 Government and state enterprise securities	11,132	2	(16)	11,118
1.1.2 Private enterprise debt instruments	914	17	(8)	923
1.1.3 Marketable equity securities - domestic	243	8	-	251
Total	12,289	27	(24)	12,292
Add Allowance for revaluation	3			-
Total	12,292			12,292
1.2 Available-for-sale investments				
1.2.1 Government and state enterprise securities	15,617	927	(26)	16,518
1.2.2 Private enterprise debt instruments	179	-	(2)	177
1.2.3 Foreign debt instruments	20,595	7	(15)	20,587
1.2.4 Marketable equity securities - domestic	955	240	(646)	549
1.2.5 Others	20	1	-	21
Total	37,366	1,175	(689)	37,852
Add Allowance for revaluation	1,026			-
Less Allowance for impairment	(540)			-
Total	37,852			37,852
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	502	-	-	502
1.3.2 Private enterprise debt instruments	28	-	-	28
1.3.3 Foreign debt instruments	690	-	-	690
Total	1,220			1,220
1.4 General investments				
1.4.1 Non-marketable equity securites domestic	248	-	(248)	-
Less Allowance for impairment	(248)			-
Total	-			-
Total Current Investments - net	51,364			51,364

(Million Baht)

	Consolidated 30 June 2007			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term Investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprise securities	13,841	99	(32)	13,908
2.1.2 Private enterprise debt instruments	486	9	(46)	449
2.1.3 Foreign debt instruments	12,637	4	(128)	12,513
2.1.4 Marketable equity securities - domestic	85	262	-	347
Total	27,049	374	(206)	27,217
Add Allowance for revaluation	214			-
Less Allowance for impairment	(46)			-
Total	27,217			27,217
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	7,799	59	(26)	7,832
2.2.2 Private enterprises debt instruments	1,489	26	(585)	930
2.2.3 Foreign debt instruments	1,554	-	-	1,554
Total	10,842	85	(611)	10,316
Less Allowance for impairment	(585)			-
Total	10,257			10,316
2.3 General investments				
2.3.1 Non-marketable equity securities -domestic	1,998	-	(255)	1,743
2.3.2 Non-marketable equity securities -overseas	437	-	(312)	125
2.3.3 Investments in receivables	1,544	-	(461)	1,083
Total	3,979	-	(1,028)	2,951
Less Allowance for impairment	(1,028)			-
Total	2,951			2,951
Total Long-term Investments - net	40,425			40,484

(Million Baht)

	Consolidated			
	31 December 2006			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current Investments				
1.1 Trading investments				
1.1.1 Government and state enterprise securities	6,155	1	(32)	6,124
1.1.2 Private enterprise debt instruments	493	1	(1)	493
1.1.3 Marketable equity securities - domestic	240	2	-	242
Total	6,888	4	(33)	6,859
Less Allowance for revaluation	(29)			-
Total	6,859			6,859
1.2 Available-for-sale investments				
1.2.1 Government and state enterprise securities	23,685	125	(355)	23,455
1.2.2 Private enterprise debt instruments	410	-	(10)	400
1.2.3 Foreign debt instruments	16,443	12	(10)	16,445
1.2.4 Marketable equity securities - domestic	1,019	171	(656)	534
1.2.5 Others	20	-	-	20
Total	41,577	308	(1,031)	40,854
Less Allowance for revaluation	(183)			-
Less Allowance for impairment	(540)			-
Total	40,854			40,854
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	2,906	11	(6)	2,911
1.3.2 Foreign debt instruments	720	2	-	722
Total	3,626	13	(6)	3,633
Total Current Investments - net	51,339			51,346

(Million Baht)

	Consolidated			
	31 December 2006			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term Investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprise securities	20,783	56	(140)	20,699
2.1.2 Private enterprise debt instruments	1,072	16	(53)	1,035
2.1.3 Foreign debt instruments	13,474	7	(83)	13,398
2.1.4 Marketable equity securities - domestic	85	177	-	262
Total	35,414	256	(276)	35,394
Add Allowance for revaluation	26			-
Less Allowance for impairment	(46)			-
Total	35,394			35,394
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	8,220	1	(111)	8,110
2.2.2 Private enterprises debt instruments	1,566	4	(587)	983
2.2.3 Foreign debt instruments	2,343	-	-	2,343
Total	12,129	5	(698)	11,436
Less Allowance for impairment	(586)			-
Total	11,543			11,436
2.3 General investments				
2.3.1 Non-marketable equity securities -domestic	2,428	-	(589)	1,839
2.3.2 Non-marketable equity securities -overseas	438	-	(312)	126
2.3.3 Investments in receivables	1,614	-	(350)	1,264
Total	4,480	-	(1,251)	3,229
Less Allowance for impairment	(1,251)			-
Total	3,229			3,229
Total Long-term Investments - net	50,166			50,059

(Million Baht)

	The Bank			
	30 June 2007			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current Investments				
1.1 Trading investments				
1.1.1 Government and state enterprises	11,132	2	(16)	11,118
1.1.2 Private enterprises debt instruments	914	17	(8)	923
1.1.3 Marketable equity securities domestic	243	8	-	251
Total	12,289	27	(24)	12,292
Add Allowance for revaluation	3			-
Total	12,292			12,292
1.2 Available-for-sale investments				
1.2.1 Government and state enterprises securities	15,617	927	(26)	16,518
1.2.2 Private enterprises debt instruments	179	-	(2)	177
1.2.3 Foreign debt instruments	20,595	7	(15)	20,587
1.2.4 Marketable equity securities - domestic	955	240	(646)	549
Total	37,346	1,174	(689)	37,831
Add Allowance for revaluation	1,025			-
Less Allowance for impairment	(540)			-
Total	37,831			37,831
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	187	-	-	187
1.3.2 Private enterprises debt instruments	28	-	-	28
1.3.3 Foreign debt instruments	691	-	-	691
Total	906			906
1.4 General investments				
1.4.1 Non-marketable equity securites domestic	248	-	(248)	-
Less Allowance for impairment	(248)			-
Total	-			-
Total Current Investments - net	51,029			51,029

(Million Baht)

	The Bank			
	30 June 2007			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term Investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprises securities	13,841	99	(32)	13,908
2.1.2 Private enterprises debt instruments	486	9	(46)	449
2.1.3 Foreign debt instruments	12,637	4	(128)	12,513
2.1.4 Marketable equity securities domestic	85	262	-	347
Total	27,049	374	(206)	27,217
Add Allowance for revaluation	214			-
Less Allowance for impairment	(46)			-
Total	27,217			27,217
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	7,799	59	(26)	7,832
2.2.2 Private enterprises debt instruments	1,489	26	(585)	930
2.2.3 Foreign debt instruments	1,554	-	-	1,554
Total	10,842	85	(611)	10,316
Less Allowance for impairment	(585)			-
Total	10,257			10,316
2.3 General investments				
2.3.1 Non-marketable equity securities domestic	1,935	-	(232)	1,703
2.3.2 Non-marketable equity securities overseas	437	-	(312)	125
2.3.3 Investments in receivables	792	-	(260)	532
Total	3,164	-	(804)	2,360
Less Allowance for impairment	(804)			-
Total	2,360			2,360
Total Long-term Investments - net	39,834			39,893

(Million Baht)

	The Bank			
	31 December 2006			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current Investments				
1.1 Trading investments				
1.1.1 Government and state enterprises	6,155	1	(32)	6,124
1.1.2 Private enterprises debt instruments	493	1	(1)	493
1.1.3 Marketable equity securities domestic	240	2	-	242
Total	6,888	4	(33)	6,859
Less Allowance for revaluation	(29)			-
Total	6,859			6,859
1.2 Available-for-sale investments				
1.2.1 Government and state enterprises securities	23,685	125	(355)	23,455
1.2.2 Private enterprises debt instruments	410	-	(10)	400
1.2.3 Foreign debt instruments	16,443	12	(10)	16,445
1.2.4 Marketable equity securities - domestic	1,019	171	(656)	534
Total	41,557	308	(1,031)	40,834
Less Allowance for revaluation	(183)			-
Less Allowance for impairment	(540)			-
Total	40,834			40,834
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	2,610	12	(6)	2,616
1.3.2 Foreign debt instruments	720	1	-	721
Total	3,330	13	(6)	3,337
Total Current Investments - net	51,023			51,030

(Million Baht)

	The Bank			
	31 December 2006			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term Investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprises securities	20,783	56	(140)	20,699
2.1.2 Private enterprises debt instruments	1,072	15	(52)	1,035
2.1.3 Foreign debt instruments	13,474	7	(83)	13,398
2.1.4 Marketable equity securities domestic	85	175	-	260
Total	35,414	253	(275)	35,392
Add Allowance for revaluation	24			-
Less Allowance for impairment	(46)			-
Total	35,392			35,392
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	8,040	1	(111)	7,930
2.2.2 Private enterprises debt instruments	1,566	4	(587)	983
2.2.3 Foreign debt instruments	2,343	-	-	2,343
Total	11,949	5	(698)	11,256
Less Allowance for impairment	(586)			-
Total	11,363			11,256
2.3 General investments				
2.3.1 Non-marketable equity securities domestic	2,354	-	(565)	1,789
2.3.2 Non-marketable equity securities overseas	438	-	(312)	126
2.3.3 Investments in receivables	808	-	(179)	629
Total	3,600	-	(1,056)	2,544
Less Allowance for impairment	(1,056)			-
Total	2,544			2,544
Total Long-term Investments - net	49,299			49,192

As of 30 June 2007 and 31 December 2006, investments in held-to-maturity debt instruments, which are government or state enterprise securities, included promissory notes from TAMC of Baht 4,092 million and Baht 4,169 million, respectively.

Gain on investments presented in the statement of income consisted of:

(Million Baht)

	Consolidated		The Bank	
	For the Three-Month Periods Ended 30 June		For the Three-Month Periods Ended 30 June	
	2007	2006	2007	2006
Gain on disposal of investments				
Held for trading investments	209	112	209	112
Available-for-sale investments	364	51	364	50
Held-to-maturity debt instruments				
General investments	182	10	180	11
Investments in receivables	10	16	-	-
Total	765	189	753	173
Loss on disposal of investments				
Held for trading investments	(43)	(30)	(43)	(30)
Available-for-sale investments	(91)	(65)	(91)	(65)
General investments	(74)	-	(74)	-
Total	(208)	(95)	(208)	(95)
Gain (loss) on transfer of financial assets	2	(21)	-	-
Loss from a capital reduction in a subsidiary	-	-	(43)	-
Loss from revaluation	(57)	(7)	(57)	(7)
(Loss) reversal on impairment				
Investments in securities	83	(1)	85	(1)
Investments in receivables	1	(4)	1	5
Total	29	(33)	(14)	(3)
Total Gain on Investments	586	61	531	75

(Million Baht)

	Consolidated		The Bank	
	For the Six-Month Periods Ended 30 June		For the Six-Month Periods Ended 30 June	
	2007	2006	2007	2006
Gain on disposal of investments				
Held for trading investments	450	193	450	193
Available-for-sale investments	562	109	555	108
General investments	184	44	182	42
Investments in receivables	10	26	-	-
Total	1,206	372	1,187	343
Loss on disposal of investments				
Held for trading investments	(52)	(37)	(52)	(37)
Available-for-sale investments	(118)	(302)	(118)	(302)
General investments	(74)	(13)	(74)	(13)
Total	(244)	(352)	(244)	(352)
Gain (loss) on transfer of financial assets	5	(17)	-	-
Loss from a capital reduction in a subsidiary	-	-	(43)	-
Gain (loss) from revaluation	17	(93)	17	(93)
(Loss) reversal on impairment				
Investments in securities	83	257	85	257
Investments in receivables	(81)	(2)	(81)	7
Total	24	145	(22)	171
Total Gain on Investments	986	165	921	162

Revaluation (deficit) surplus on investments consisted of:

(Million Baht)

	Consolidated		The Bank	
	30 June 2007	31 December 2006	30 June 2007	31 December 2006
				(Restated)
Revaluation (deficit) surplus on investments				
Debt instruments	842	(389)	842	(389)
Equity securities	398	229	398	229
Share of revaluation surplus in subsidiaries and associated companies using the equity method	1	3	-	-
Total	1,241	(157)	1,240	(160)

A maturity analysis for debt instruments resulted in the following:

(Million Baht)

	Consolidated							
	30 June 2007				31 December 2006			
	Maturity				Maturity			
	1 year	Over 1 year to 5 years	Over 5 years	Total	1 year	Over 1 year to 5 years	Over 5 years	Total
1. Available-for-sale investments								
1.1 Government and state enterprise securities	1,885	14,074	13,499	29,458	2,547	24,035	17,886	44,468
1.2 Private enterprise debt instruments	180	486	-	666	410	1,072	-	1,482
1.3 Foreign debt instruments	20,595	7,273	5,364	33,232	16,443	4,376	9,098	29,917
Total	22,660	21,833	18,863	63,356	19,400	29,483	26,984	75,867
Add (Less) Allowance for revaluation	18	21	803	842	(27)	(295)	(68)	(390)
Less Allowance for impairment	-	(46)	-	(46)	-	(45)	-	(45)
Total	22,678	21,808	19,666	64,152	19,373	29,143	26,916	75,432
2. Held-to-maturity debt instruments								
2.1 Government and state enterprise securities	502	6,505	1,294	8,301	2,905	6,662	1,558	11,125
2.2 Private enterprise debt instruments	27	904	585	1,516	-	980	586	1,566
2.3 Foreign debt instruments	691	1,554	-	2,245	720	2,343	-	3,063
Total	1,220	8,963	1,879	12,062	3,625	9,985	2,144	15,754
Less Allowance for impairment	-	-	(585)	(585)	-	-	(585)	(585)
Total	1,220	8,963	1,294	11,477	3,625	9,985	1,559	15,169
Total Debt Instruments	23,898	30,771	20,960	75,629	22,998	39,128	28,475	90,601

(Million Baht)

	The Bank							
	30 June 2007				31 December 2006			
	Maturity				Maturity			
	1 year	Over 1 year to 5 years	Over 5 years	Total	1 year	Over 1 year to 5 years	Over 5 years	Total
1. Available-for-sale investments								
1.1 Government and state enterprise securities	1,885	14,074	13,499	29,458	2,547	24,035	17,886	44,468
1.2 Private enterprise debt instruments	180	486	-	666	410	1,072	-	1,482
1.3 Foreign debt instruments	20,595	7,273	5,364	33,232	16,443	4,376	9,098	29,917
Total	22,660	21,833	18,863	63,356	19,400	29,483	26,984	75,867
Add (Less) Allowance for revaluation	18	21	803	842	(27)	(295)	(68)	(390)
Less Allowance for impairment	-	(46)	-	(46)	-	(45)	-	(45)
Total	22,678	21,808	19,666	64,152	19,373	29,143	26,916	75,432
2. Held-to-maturity debt instruments								
2.1 Government and state enterprise securities	187	6,505	1,294	7,986	2,610	6,482	1,558	10,650
2.2 Private enterprise debt instruments	27	904	585	1,516	-	980	586	1,566
2.3 Foreign debt instruments	691	1,554	-	2,245	720	2,343	-	3,063
Total	905	8,963	1,879	11,747	3,330	9,805	2,144	15,279
Less Allowance for impairment	-	-	(585)	(585)	-	-	(585)	(585)
Total	905	8,963	1,294	11,162	3,330	9,805	1,559	14,694
Total Debt Instruments	23,583	30,771	20,960	75,314	22,703	38,948	28,475	90,126

Investments held by the Bank and its subsidiaries in financial institutions that were closed on 8 December 1997, or investments in listed companies which meet SET's criteria for delisting, and are in default on debt instruments, or companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting or investments in receivables with uncertainty in settlement or in default, were as follows:

(Million Baht)

Consolidated

30 June 2007

	Cost Value / Book Value			Fair Value			
	Investments In Receivables	Equity Securities	Debt Instruments	Investments In Receivables	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	-	1	131	-	-	-	(132)
2. Listed companies which meet SET's criteria for delisting, and are in default on debt instruments	3	1	-	-	1	-	(3)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	-	1,085	498	-	1	-	(1,582)
4. Investment in receivables with uncertainty in settlement or in default	1,520	-	-	1,062	-	-	(458)
Total	1,523	1,087	629	1,062	2	-	(2,175)

(Million Baht)

	Consolidated						
	31 December 2006						
	Cost Value / Book Value			Fair Value			
	Investments In Receivables	Equity Securities	Debt Instruments	Investments In Receivables	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	-	1	131	-	-	-	(132)
2. Listed companies which meet SET's criteria for delisting, and are in default on debt instruments	3	1	-	-	8	-	(3)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	-	743	498	-	2	-	(1,240)
4. Investment in receivables with uncertainty in settlement or in default	1,734	-	-	1,395	-	-	(339)
Total	1,737	745	629	1,395	10	-	(1,714)

(Million Baht)

The Bank

30 June 2007

	Cost Value / Book Value			Fair Value			
	Investments In Receivables	Equity Securities	Debt Instruments	Investments In Receivables	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	-	1	131	-	-	-	(132)
2. Listed companies which meet SET's criteria for delisting, and are in default on debt instruments	3	1	-	-	1	-	(3)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	-	1,085	498	-	1	-	(1,582)
4. Investment in receivables with uncertainty in settlement or in default	768	-	-	511	-	-	(257)
Total	771	1,087	629	511	2	-	1,974

(Million Baht)

The Bank

31 December 2006

	Cost Value / Book Value			Fair Value			
	Investments In Receivables	Equity Securities	Debt Instruments	Investments In Receivables	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	-	1	131	-	-	-	(132)
2. Listed companies which meet SET's criteria for delisting, and are in default on debt instruments	3	1	-	-	8	-	(3)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	-	743	498	-	2	-	(1,240)
4. Investment in receivables with uncertainty in settlement or in default	928	-	-	761	-	-	(167)
Total	931	745	629	761	10	-	(1,542)

For the six-month periods ended 30 June, change in the investments in subsidiaries and associated companies were as follows:

(Million Baht)

	Consolidated		The Bank	
	2007	2006	2007	2006
				(Restated)
Net book value at 1 January	483	450	9,740	11,127
Share of profit from investments on equity method	74	65	-	-
Acquisitions	-	4	-	694
Dividend income	(49)	(25)	-	-
Reversal of allowance for impairment	-	7	-	-
Capital reduction	-	-	(483)	-
Others	6	(2)	-	-
Net book value at 30 June	514	499	9,257	11,821
Net book value at 31 December		483		9,740

Investments in ordinary shares of subsidiaries and associated companies were as follows:

(Million Baht)

		% Shareholding		Consolidated Investments				The Bank Investments			
	Type of Business	Directly and indirectly		Cost method		Equity method		Cost method		Dividend income	
		30 June 2007	31 December 2006	30 June 2007	31 December 2006	30 June 2007	31 December 2006	30 June 2007	31 December 2006 (Restated)	30 June 2007	30 June 2006
Phethai Asset Management Co., Ltd.	Asset Management	100.00%	100.00%	-	-	-	-	5,998	5,998	-	-
Progress Land and Buildings Co., Ltd.	Property Development	100.00%	100.00%	-	-	-	-	639	1,122	-	-
Progress Gunpai Co., Ltd.	Service	100.00%	100.00%	21	21	135	107	21	21	-	-
Progress Plus Co., Ltd.	Service	100.00%	100.00%	4	4	30	32	4	4	5	-
Kasikorn Factoring Co., Ltd.	Lending	100.00%	100.00%	-	-	-	-	237	237	-	-
Kasikorn Research Center Co., Ltd.	Service	100.00%	100.00%	-	-	-	-	6	6	-	-
Progress Facilities Management Co., Ltd.	Service	100.00%	100.00%	5	5	13	15	5	5	5	5
Progress Management Co., Ltd.	Service	100.00%	100.00%	6	6	24	24	6	6	1	-
Kasikorn Leasing Co., Ltd.	Lending	100.00%	100.00%	-	-	-	-	900	900	20	-
Progress Software Co., Ltd.	Service	100.00%	100.00%	18	18	99	106	18	18	-	-
Kasikorn Asset Management Co., Ltd.	Mutual Fund Management	100.00%	100.00%	-	-	-	-	2,003	2,003	370	268

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE INTERIM FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED 30 JUNE 2007 AND 2006 (RESTATED)

FOR THE YEAR ENDED 31 DECEMBER 2006 (RESTATED)

AND FOR THE THREE-MONTH PERIOD ENDED 30 JUNE 2007 (UNAUDITED)

(Million Baht)

		% Shareholding Directly and indirectly		Consolidated Investments				The Bank Investments			
	Type of Business			Cost method		Equity method		Cost method		Dividend income	
		30 June 2007	31 December 2006	30 June 2007	31 December 2006	30 June 2007	31 December 2006	30 June 2007	31 December 2006 (Restated)	30 June 2007	30 June 2006
Kasikorn Securities Public Co., Ltd.	Securities Business	99.99%	99.99%	-	-	-	-	1,312	1,312	-	-
Progress Storage Co., Ltd.	Service	100.00%	100.00%	3	3	17	15	3	3	3	6
Progress Services Support Co., Ltd.	Service	100.00%	100.00%	4	4	6	6	4	4	-	-
Progress Services Co., Ltd.	Service	100.00%	100.00%	2	2	16	19	2	2	10	10
Progress HR Co., Ltd.	Service	100.00%	100.00%	1	1	19	11	1	1	-	-
Progress Appraisal Co., Ltd.	Service	100.00%	100.00%	5	5	36	39	5	5	-	-
Processing Center Co., Ltd.	Service	30.00%	30.00%	3	3	123	107	3	3	5	4
N.C. Associate Co., Ltd.	Trading	28.23%	28.23%	1	1	1	-	1	1	-	-
Rural Capital Partners Co., Ltd.	Venture Capital	27.50%	27.50%	2	2	2	2	2	2	-	-
Progress Information Co., Ltd.	Service	20.00%	20.00%	14	14	1	2	14	14	-	-
M. Grand Hotel Co., Ltd.	Hotel	20.00%	20.00%	355	355	20	26	355	355	-	-
Total				444	444	542	511	11,539	12,022	419	293
Less Allowance for impairment				(370)	(370)	(28)	(28)	(2,282)	(2,282)	-	-
Investments in Subsidiaries and Associated Companies – Net				74	74	514	483	9,257	9,740	419	293

The recording of investments in subsidiaries and associated companies using the equity method in the consolidated financial statements is based on financial information obtained from audited or unaudited financial statements and from management information that has not been audited or reviewed by the auditors.

Investments held by the Bank and its subsidiaries, that were more than 10% of those companies' shares and were not investments in subsidiaries and associated companies, classified by industry were as follows:

(Million Baht)

	Consolidated		The Bank	
	30 June 2007	31 December 2006	30 June 2007	31 December 2006
Agricultural and mining	-	34	-	-
Manufacturing and commerce	20	20	20	20
Property development and construction	651	733	651	733
Infrastructure and services	276	277	271	272
Others	356	354	356	354
Total	1,303	1,418	1,298	1,379

The financial position and results of operations of the Bank's subsidiaries in the consolidated financial statements are set out below:

Phethai Asset Management Company Limited

Condensed Balance Sheets

	Million Baht	
	30 June 2007	31 December 2006
ASSETS		
Cash and deposits at financial institution	16	50
Long-term investments	34	46
Investments in receivables	551	2,290
Loans, receivables and accrued interest receivables	4,337	3,194
Properties foreclosed	3,761	4,374
Equipment	1	2
Other assets	1,133	771
Total Assets	9,833	10,727
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Borrowings from financial institution	5,680	6,550
Other liabilities	58	90
Shareholders' Equity	4,095	4,087
Total Liabilities and Shareholders' Equity	9,833	10,727

Phethai Asset Management Company Limited

Condensed Statements of Income

	Million Baht			
	For the Three-Month Periods Ended 30 June		For the Six-Month Periods Ended 30 June	
	2007	2006	2007	2006
	(Unaudited)			
Interest and dividend income	43	173	110	239
Interest expense	52	75	118	130
Net (expense) income from interest and dividend	(9)	98	(8)	109
Bad debt and doubtful accounts (reversal)	4	(53)	(6)	(118)
Loss on debt restructuring	27	109	35	218
Net income (expense) from interest and dividend after (reversal) bad debt and doubtful accounts and loss on debt restructuring	(40)	42	(37)	9
Non-interest income	99	73	147	280
Non-interest expense	37	85	99	145
Net profit	22	30	11	144
Basic earnings per share (Baht)	0.04	0.05	0.02	0.24

Phethai Asset Management Company Limited

Statements of Cash Flows

For the Six-Month Periods Ended 30 June 2007 and 2006

	Million Baht	
	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net profit (loss)	11	144
Adjustments to reconcile net profit (loss) to net cash from operating activities		
Gain on transfer of financial assets	(23)	(89)
Loss on impairment of investments in receivables	-	15
Reversal of bad debt and doubtful accounts	(6)	(118)
Loss on debt restructuring	35	219
Interest income from amortization of revaluation allowance for debt restructuring	(22)	(39)
Depreciation and amortization	3	3
Loss on impairment of properties foreclosed	28	41
Loss on impairment of assets to be transferred	-	7
Gain on investment in securities	(7)	(3)
Reversal of loss on impairment of other assets	-	(6)
Amortizations of discount on promissory notes	(4)	-
(Decrease) increase in accrued interest payables	(9)	9
Decrease in accrued expenses	(20)	(9)
Net (loss) profit from operations before changes in operating assets and liabilities	(14)	174
(Increase) decrease in operating assets		
Investments in receivables	11	30
Loans and receivables	370	650
Properties foreclosed	292	344
Other assets	164	(26)
Increase (decrease) in operating liabilities		
Other liabilities	(4)	(19)
Net Cash Provided by Operating Activities	819	1,153

Phethai Asset Management Company Limited

Statements of Cash Flows (Continued)

For the Six-Month Periods Ended 30 June 2007 and 2006

	Million Baht	
	2007	2006
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from disposal of long-term investments	16	2
Net Cash Provided by Investing Activities	16	2
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash paid for repayment of borrowings from financial institutions	(870)	(1,195)
Net Cash Used in Financing Activities	(870)	(1,195)
Net decrease in cash and cash equivalents	(35)	(40)
Cash and cash equivalents at the beginning of the period	50	71
Cash and cash equivalents at the end of the period	15	31
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid (received) during the period		
Interest expense paid	127	121
Income tax paid	4	6
Income tax received	(13)	(1)

Progress Land and Buildings Company Limited

Condensed Balance Sheets

	Million Baht	
	30 June 2007	31 December 2006
	(Unaudited)	
ASSETS		
Cash and deposits at financial institutions	51	449
Other current assets	10	10
Properties foreclosed	468	481
Premises and equipment	3	3
Total Assets	532	943
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities	45	14
Shareholders' equity	487	929
Total Liabilities and Shareholders' Equity	532	943

Progress Land and Buildings Company Limited

Condensed Statements of Income

(Unaudited)

	Million Baht			
	For the Three-Month Periods Ended 30 June		For the Six-Month Periods Ended 30 June	
	2007	2006	2007	2006
Revenues	14	14	19	27
Expense	21	11	22	22
Net (loss) profit	(7)	3	(3)	5
(Loss) earnings per share (Baht)	(0.55)	0.17	(0.24)	0.36

Kasikorn Factoring Company Limited

Condensed Balance Sheets

	Million Baht	
	30 June 2007 (Unaudited)	31 December 2006
ASSETS		
Current Assets		
Cash and deposits at financial institutions	151	253
Current portion of factoring receivables	2,306	2,904
Current portion of finance lease receivables	300	233
Current portion of hire purchase receivables	11	11
Other current assets	72	66
Non-Current Assets		
Factoring receivables	38	57
Finance lease receivables	820	820
Hire purchase receivable	3	4
Other assets	27	27
Total Assets	3,728	4,375
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Short-term loans from financial institutions	2,395	3,230
Current portion of long-term loan	190	215
Long term loan	640	520
Other liabilities	149	124
Shareholders' Equity	354	286
Total Liabilities and Shareholders' Equity	3,728	4,375

Kasikorn Factoring Company Limited

Condensed Statements of Income

(Unaudited)

	Million Baht			
	For the Three-Month Periods Ended 30 June		For the Six-Month Periods Ended 30 June	
	2007	2006	2007	2006
Revenues	96	95	200	169
Expense	63	72	132	130
Net profit	33	23	68	39
Earnings per share (Baht)	20.83	14.77	42.51	24.53

Kasikorn Research Center Company Limited

Condensed Balance Sheets

	Million Baht	
	30 June 2007 (Unaudited)	31 December 2006
ASSETS		
Cash and cash equivalents	22	21
Other assets	8	7
Total Assets	30	28
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities	6	8
Shareholders' Equity	24	20
Total Liabilities and Shareholders' Equity	30	28

Kasikorn Research Center Company Limited

Condensed Statements of Income

(Unaudited)

	Million Baht			
	For the Three-Month Periods Ended 30 June		For the Six-Month Periods Ended 30 June	
	2007	2006	2007	2006
Revenues	20	16	35	30
Expense	14	13	30	26
Net profit	6	3	5	4
Earnings per share (Baht)	56.95	23.88	47.81	37.65

Kasikorn Leasing Company Limited

Condensed Balance Sheets

	Million Baht	
	30 June 2007	31 December 2006
	(Unaudited)	(Restated)
ASSETS		
Current assets		
Cash and deposits at financial institution	130	193
Current portion of hire purchase receivables	4,391	2,852
Current portion of finance lease receivables	198	131
Loans to sales representatives receivables	973	1,039
Other current assets	370	235
Non-current assets		
Hire purchase receivables	10,458	6,779
Finance lease receivables	626	467
Leasehold office improvement and equipment	31	22
Other non current assets	190	10
Total Assets	17,367	11,728
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Short-term loans from financial institutions	430	905
Current portion of long-term loan	5,179	3,241
Other current liabilities	240	94
Long term loan	10,731	6,697
Other non current liabilities	27	19
Shareholders' Equity	760	772
Total Liabilities and Shareholders' Equity	17,367	11,728

Kasikorn Leasing Company Limited

Condensed Statements of Income

(Unaudited)

	Million Baht			
	For the Three-Month Periods Ended 30 June		For the Six-Month Periods Ended 30 June	
	2007	2006 (Restated)	2007	2006 (Restated)
Revenues	305	108	544	187
Expense	307	154	557	292
Net loss	(2)	(46)	(13)	(105)
Loss per share (Baht)	(0.02)	(3.54)	(0.14)	(4.72)

Kasikorn Securities Public Company Limited

Condensed Balance Sheets

	Million Baht	
	30 June 2007	31 December 2006
ASSETS		
Cash and cash equivalents	374	249
Long-term deposit with financial institution	-	140
Investments in debt and equity securities	21	21
Receivables from Clearing House	65	16
Securities business receivables	374	298
Leasehold office improvement and equipment	-	90
Other assets	176	34
Total Assets	1,010	848
LIABILITIES AND SHAREHOLDERS' EQUITY		
Short-term loans from financial institutions	-	75
Payable to Clearing Houses	9	60
Securities business payables	270	66
Other liabilities	76	52
Shareholders' Equity	655	595
Total Liabilities and Shareholders' Equity	1,010	848

Kasikorn Securities Public Company Limited

Condensed Statements of Income

	Million Baht			
	For the Three-Month Periods Ended 30 June (Unaudited)		For the Six-Month Periods Ended 30 June	
	2007	2006	2007	2006
Revenues	131	29	165	58
Expense	67	66	121	111
Net profit (loss)	64	(37)	44	(53)
Earnings (loss) per share (Baht)	1.07	(0.61)	0.74	(0.88)

Kasikorn Asset Management Company Limited

Condensed Balance Sheets

	Million Baht	
	30 June 2007	31 December 2006
ASSETS		
Cash and deposits at financial institution	402	369
Long–term deposits at financial institutions	-	99
Investments in debt and equity securities	321	482
Fee receivables	111	101
Premises and equipment	144	147
Deferred assets from business purchased	188	214
Other assets	26	27
Total Assets	1,192	1,439
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities	143	189
Shareholders' Equity	1,049	1,250
Total Liabilities and Shareholders' Equity	1,192	1,439

Kasikorn Asset Management Company Limited

Condensed Statements of Income

	Million Baht			
	For the Three-Month Periods Ended 30 June		For the Six-Month Periods Ended 30 June	
	2007	2006	2007	2006
	(Unaudited)			
Revenues	265	278	525	555
Expense	187	201	370	397
Net profit	78	77	155	158
Earnings per share (Baht)	2.88	2.84	5.71	5.81

The summary of financial position and results of operations of its subsidiaries which are not included in the consolidated financial statements is as follows:

(Million Baht)

	Balance Sheets					
	30 June 2007 (Unaudited)			31 December 2006		
	Total Assets	Total Liabilities	Shareholders' Equity	Total Assets	Total Liabilities	Shareholders' Equity
Progress Gunpai Co., Ltd.	247	111	136	246	138	108
Progress Plus Co., Ltd.	59	30	29	89	57	32
Progress Facilities Management Co., Ltd.	26	13	13	28	13	15
Progress Services Co., Ltd.	20	5	15	28	9	19
Progress Management Co., Ltd.	32	8	24	31	7	24
Progress Storage Co., Ltd.	18	2	16	19	4	15
Progress Appraisal Co., Ltd.	51	16	35	51	12	39
Progress Software Co., Ltd.	136	36	100	160	54	106
Progress HR Co., Ltd.	24	5	19	30	19	11
Progress Services Support Co., Ltd.	14	8	6	15	9	6
	627	234	393	697	322	375

(Million Baht except for Earnings (Loss) per Share)

	Statements of Income							
	For the Three-Month Periods Ended 30 June							
	2007 (Unaudited)				2006 (Unaudited)			
	Revenue	Expenses	Net Profit (Loss)	Earnings (Loss) per Share (Baht)	Revenue	Expenses	Net Profit (Loss)	Earnings (Loss) per Share (Baht)
Progress Gunpai Co., Ltd.	91	76	15	73.49	70	59	11	51.99
Progress Plus Co., Ltd.	62	66	(4)	(17.01)	50	49	1	3.96
Progress Facilities Management Co., Ltd.	19	18	1	21.38	18	16	2	33.53
Progress Services Co., Ltd.	41	38	3	124.39	40	37	3	137.68
Progress Management Co., Ltd.	17	15	2	30.38	15	13	2	24.30
Progress Storage Co., Ltd.	8	6	2	51.32	8	6	2	51.44
Progress Appraisal Co., Ltd.	52	38	14	2,805.57	41	40	1	266.13
Progress Software Co., Ltd.	67	66	1	20.35	52	41	11	110.21
Progress HR Co., Ltd.	111	107	4	348.77	61	59	2	205.24
Progress Services Support Co., Ltd.	24	23	1	6.86	11	10	1	3.46
	492	453	39		366	330	36	

(Million Baht except for Earnings (Loss) per Share)

	Statements of Income							
	For the Six-Month Periods Ended 30 June							
	2007 (Unaudited)				2006 (Unaudited)			
	Revenue	Expenses	Net Profit (Loss)	Earnings (Loss) per Share (Baht)	Revenue	Expenses	Net Profit (Loss)	Earnings (Loss) per Share (Baht)
Progress Gunpai Co., Ltd.	176	148	28	139.00	135	115	20	99.29
Progress Plus Co., Ltd.	123	121	2	7.72	87	86	1	5.22
Progress Facilities Management Co., Ltd.	38	35	3	54.99	36	33	3	59.26
Progress Services Co., Ltd.	83	77	6	284.13	80	74	6	291.49
Progress Management Co., Ltd.	31	28	3	40.48	27	23	4	59.65
Progress Storage Co., Ltd.	17	13	4	117.01	16	12	4	127.52
Progress Appraisal Co., Ltd.	96	90	6	1,199.61	72	72	-	21.77
Progress Software Co., Ltd.	130	114	16	165.93	96	79	17	167.90
Progress HR Co., Ltd.	210	202	8	791.97	116	112	4	362.74
Progress Services Support Co., Ltd.	47	46	1	22.86	22	21	1	15.38
	951	874	77		687	627	60	

8 LOANS AND ACCRUED INTEREST RECEIVABLES

Loans and accrued interest receivables consisted of:

1. Classified by Type of Loans

(Million Baht)

	Consolidated		The Bank	
	30 June 2007	31 December 2006	30 June 2007	31 December 2006
Overdrafts	133,196	131,095	130,558	128,125
Loans	287,320	272,105	298,941	277,940
Bills	240,018	236,567	247,417	245,844
Others	42,884	37,440	22,723	21,427
Total	703,418	677,207	699,639	673,336
Add Accrued interest receivable	1,775	1,812	1,595	1,628
Total	705,193	679,019	701,234	674,964
Less Allowance for doubtful accounts	(32,021)	(31,703)	(27,659)	(26,712)
Less Revaluation allowance for debt restructuring	(1,349)	(1,290)	(1,341)	(1,259)
Total	671,823	646,026	672,234	646,993

2. Classified by Maturity of Contracts

(Million Baht)

	Consolidated		The Bank	
	30 June 2007	31 December 2006	30 June 2007	31 December 2006
Within 1 year	429,972	429,598	432,075	432,589
Over 1 year	275,221	249,421	269,159	242,375
Total	705,193	679,019	701,234	674,964

3. Classified by Currencies and Residency of Borrowers

(Million Baht)

	Consolidated					
	30 June 2007			31 December 2006		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	683,629	12	683,641	659,985	12	659,997
US Dollars	19,100	438	19,538	16,376	451	16,827
Other currencies	2,007	7	2,014	2,187	8	2,195
Total	704,736	457	705,193	678,548	471	679,019

(Million Baht)

	The Bank					
	30 June 2007			31 December 2006		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	679,670	12	679,682	655,930	12	655,942
US Dollars	19,100	438	19,538	16,376	451	16,827
Other currencies	2,007	7	2,014	2,187	8	2,195
Total	700,777	457	701,234	674,493	471	674,964

4. Classified by Type of Business and Account Status

(Million Baht)

Consolidated
30 June 2007

	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Total
Agricultural and mining	19,459	247	363	242	971	21,282
Manufacturing and commerce	395,485	5,549	4,864	5,975	18,121	429,994
Property development and construction	38,966	447	720	1,708	4,134	45,975
Infrastructure and services	61,097	942	486	1,592	2,312	66,429
Housing loans	79,061	1,081	744	827	2,644	84,357
Others	53,648	900	486	284	1,399	56,717
Total	647,716	9,166	7,663	10,628	29,581	704,754
Kasikorn Securities Public Co., Ltd.						439
Total						705,193

(Million Baht)

Consolidated
31 December 2006

	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Total
Agricultural and mining	17,730	487	224	177	1,058	19,676
Manufacturing and commerce	387,605	4,515	4,389	6,026	16,344	418,879
Property development and construction	35,735	701	750	1,437	4,667	43,290
Infrastructure and services	57,555	864	1,386	1,754	2,570	64,129
Housing loans	72,119	1,217	670	635	2,968	77,609
Others	52,386	685	358	269	1,423	55,121
Total	623,130	8,469	7,777	10,298	29,030	678,704
Kasikorn Securities Public Co., Ltd.						315
Total						679,019

(Million Baht)

The Bank

30 June 2007

	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Total
Agricultural and mining	18,892	239	361	241	862	20,595
Manufacturing and commerce	387,152	5,266	4,851	5,954	14,737	417,960
Property development and construction	37,936	418	716	1,705	2,062	42,837
Infrastructure and services	59,133	752	481	1,592	1,395	63,353
Housing loans	78,980	1,041	744	827	2,283	83,875
Others	70,458	716	444	275	721	72,614
Total	652,551	8,432	7,597	10,594	22,060	701,234

(Million Baht)

The Bank

31 December 2007

	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Total
Agricultural and mining	17,580	485	224	177	949	19,415
Manufacturing and commerce	380,129	4,342	4,371	6,016	12,537	407,395
Property development and construction	34,701	593	746	1,436	2,491	39,967
Infrastructure and services	55,692	823	1,385	1,749	1,568	61,217
Housing loans	72,042	1,145	670	635	2,441	76,933
Others	68,221	529	327	250	710	70,037
Total	628,365	7,917	7,723	10,263	20,696	674,964

5. Classified by account status

(Million Baht)

	Consolidated			
	30 June 2007			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value/ NPV of Cash Flow from Debtors or Sale of Collateral	% Used for Calculating The Allowance	Allowance for Doubtful Accounts
Pass	647,716	287,644	1	2,876
Special Mention	9,166	2,977	2	69*
Sub-Standard	7,663	3,880	100	3,880
Doubtful	10,628	3,933	100	3,933
Doubtful of Loss	29,581	14,479	100	14,479
Allowance established in excess of BoT regulations	-	-		6,784
Kasikorn Securities Public Co.,Ltd.	439	439		-
Total	705,193	313,352		32,021

* Includes the allowance for doubtful accounts of asset management companies as per the BoT's audit results, which has been transferred from the allowance provided in excess of the BoT's regulations.

(Million Baht)

	Consolidated			
	31 December 2006			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value/ NPV of Cash Flow from Debtors or Sale of Collateral	% Used for Calculating The Allowance	Allowance for Doubtful Accounts
Pass	623,130	313,721	1	3,152*
Special Mention	8,469	2,114	2	42
Sub-Standard	7,777	3,242	100	3,242
Doubtful	10,298	3,805	100	3,805
Doubtful of Loss	29,030	14,130	100	14,130
Allowance established in excess of BoT regulations	-	-		7,332
Kasikorn Securities Public Co.,Ltd.	315	-		-
Total	679,019	337,012		31,703

* Includes the allowance for doubtful accounts of asset management companies as per the BoT's audit results, which has been transferred from the allowance provided in excess of the BoT's regulations.

(Million Baht)

	The Bank			
	30 June 2007			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value NPV of Cash Flow from Debtors or Sale of Collateral	% Used for Calculating The Allowance	Allowance for Doubtful Accounts
Pass	652,551	309,035	1	3,090
Special Mention	8,432	2,899	2	58
Sub-Standard	7,597	3,870	100	3,870
Doubtful	10,594	3,920	100	3,920
Doubtful of Loss	22,060	11,059	100	11,059
Allowance established in excess of BoT regulations	-	-		5,662
Total	701,234	330,783		27,659

(Million Baht)

	The Bank			
	31 December 2006			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value NPV of Cash Flow from Debtors or Sale of Collateral	% Used for Calculating The Allowance	Allowance for Doubtful Accounts
Pass	628,365	330,787	1	3,308
Special Mention	7,917	2,056	2	40
Sub-Standard	7,723	3,226	100	3,226
Doubtful	10,263	3,794	100	3,794
Doubtful of Loss	20,696	10,201	100	10,201
Allowance established in excess of BoT regulations	-	-		6,143
Total	674,964	350,064		26,712

Unearned interest are as follows:

(Million Baht)

	30 June 2007		31 December 2006	
	The Bank	The Bank and Subsidiaries	The Bank	The Bank and Subsidiaries
Unearned interest	345	4,302	408	1,721

Non-performing loans (NPL)

According to the BoT's directive dated 16 January 2003, non-performing loans (NPL) were redefined as sub-quality loans, being outstanding loans of sub-standard, doubtful, doubtful of loss and loss loan accounts in accordance with the BoT's guidelines. This included fully-provisioned loans which had previously been written-off.

According to the Bank of Thailand's new regulations, dated 7 December 2006, commercial banks are required to report additional information on non-performing loans, which includes:

- NPL net refers to the non-performing loan value, net of total allowances for doubtful accounts.
- The ratio of total loans, net of allowances for doubtful accounts means the ratio of NPL net to total loans, net of total allowances for doubtful accounts.

Previously, commercial banks were required to report only information on non-performing loans (NPL gross) and the percentage of NPLs to total loans.

Non-performing loans, net, (including financial institutions) based on the above directive can be summarized as follows:

(Million Baht)

	30 June 2007	
	The Bank	The Bank and Subsidiaries
Non-performing loans, net	20,816	24,427
Total loans used for NPL net ratio calculation (1)	681,744	681,276(2)
Ratio of total loans	3.05	3.59

(Million Baht)

	31 December 2006	
	The Bank	The Bank and Subsidiaries
Non-performing loans, net	20,886	27,282
Total loans used for NPL net ratio calculation [1]	657,798	659,545[2]
Ratio of total loans	3.18	4.14

Non-performing loans, gross, (including financial institutions) based on the above directive can be summarized as follows:

(Million Baht)

	30 June 2007	
	The Bank	The Bank and Subsidiaries
Non-performing loans, gross	39,862	47,281
Total loans used for NPL gross ratio calculation [1]	700,790	704,130[2]
Ratio of total loans	5.69	6.71

(Million Baht)

	31 December 2006	
	The Bank	The Bank and Subsidiaries
Non-performing loans, gross	38,291	46,495
Total loans used for NPL gross ratio calculation [1]	675,202	678,758[2]
Ratio of total loans	5.67	6.85

[1] Total loans used for NPL ratio calculation are loans to general customers as presented in the balance sheet and loans to financial institutions as included in interbank and money market items.

[2] Excluding loans to subsidiaries, as of 30 June 2007 and 31 December 2006 amounting to Baht 25,245 million and Baht 21,358 million, respectively.

Non-accrual loans (including financial institutions) were as follows:

(Million Baht)

	30 June 2007				
	The Bank	Phethai – AMC (Original principals)	Kasikorn Factoring	Kasikorn Leasing	The Bank and Subsidiaries
Non-accrual loans	51,746	8,185	234	132	60,297
Total loans used for ratio Calculation*	700,790	8,185	3,713	16,687	704,130**
Percentage of total loans	7.38	100.00	6.30	0.79	8.56

(Million Baht)

	31 December 2006				
	The Bank	Phethai – AMC (Original principals)	Kasikorn Factoring	Kasikorn Leasing	The Bank and Subsidiaries
Non-accrual loans	49,637	9,358	232	77	59,304
Total loans used for ratio Calculation*	675,202	9,358	4,277	11,279	678,758**
Percentage of total loans	7.35	100.00	5.42	0.68	8.74

* Total loans used for NPL ratio calculation are loans to general customers as presented in the balance sheet and loans to financial institutions as included in interbank and money market items.

** Excluding loans to subsidiaries, as of 30 June 2007 and 31 December 2006 amounting to Baht 25,245 million and Baht 21,358 million, respectively.

Loans to listed companies that meet SET's criteria for delisting were as follows:

(Million Baht)

	Consolidated					
	30 June 2007			31 December 2006		
	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts
Listed companies which meet SET's criteria for delisting	44	24	15	69	27	15

(Million Baht)

	The Bank					
	30 June 2007			31 December 2006		
	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts
Listed companies meet SET's criteria for delisting	44	24	15	69	27	15

The outstanding balances of loans to the Bank's wholly owned subsidiaries were as follows:

(Million Baht)

	30 June 2007			
	Type of loans	Maturity	Interest rate	Amount
Phethai Asset Management Co., Ltd.	Bills	3 Months	3-Month Fixed Deposit	5,680
Kasikorn Factoring Co., Ltd.	Bills	1-6 Months	Money Market Rate + Spread 1% at least	1,845
	Bills	At Call	Money Market Rate + Spread 1% at least	550
	Loans	1-2 Years	Fixed Rate	829
Kasikorn Leasing Co., Ltd.	Bills	7-120 Days	Money Market Rate	430
	Loans	1-5 Years	Fixed Rate	15,910

(Million Baht)

	31 December 2006			
	Type of loans	Maturity	Interest rate	Amount
Phethai Asset Management Co., Ltd.	Bills	3 Months	3-Month Fixed Deposit	6,550
Kasikorn Factoring Co., Ltd.	Bills	1-6 Months	Money Market Rate + Spread 1% at least	2,690
	Bills	At Call	Money Market Rate + Spread 1% at least	540
	Loans	1-2 Years	Fixed Rate	735
Kasikorn Leasing Co., Ltd.	Bills	7-120 Days	Money Market Rate	905
	Loans	1-5 Years	Fixed Rate	9,938

Transferring of Sub-Standard Quality Assets to Thai Asset Management Corporation (TAMC)

In accordance with the Emergency Decree on the Thai Asset Management Corporation B.E. 2544, on 12 October 2001, the Bank signed an Asset Transfer Agreement with TAMC to transfer eligible sub-standard quality assets outstanding as of 31 December 2000 to TAMC. All rights and duties associated with each transferred sub-standard quality asset were transferred to TAMC at a price determined by the appraised value of the underlying collateral assets, provided that the price did not exceed the book value of credits extended, less existing provisions outstanding, as required by law on the transfer date. TAMC has 180 days from the date of each transfer to examine any transferred assets. TAMC will then quote the transfer price within seven days after the end of the examination period. After confirming the price, TAMC will issue non-transferable 10-year callable promissory notes guaranteed by FIDF. The notes bear interest equal to the weighted average of the deposit rates of five major banks, and are paid at the end of each year by means of a non-transferable, extendable one-year promissory note, guaranteed by FIDF. The rights to these notes and the received notes are included in investments in held-to-maturity debt instruments.

In accordance with the Emergency Decree and the Asset Transfer Agreement, TAMC and the Bank will share jointly the profits and responsibility for any losses on transferred assets, which are payable on the fifth and the tenth anniversaries of the transfers, starting from 1 July 2001. In the case of losses, the Bank will first be responsible for any loss, not exceeding 20% of the transfer price. The second portion of losses, again not exceeding 20% of the transfer price, will be equally shared by TAMC and the Bank. Any remaining loss would then be absorbed by TAMC. In addition, expenses of TAMC are included in the calculation of the gain or loss sharing. In the case of profit, the first portion of profits up to 20% of the transfer price is to be shared equally by TAMC and the Bank. Should there be any profit over and above this, the Bank is entitled to the remainder up to the gross book value of the assets, less the transfer price and the Bank's share in the first portion of the profits. As of 30 June 2007 and 31 December 2006 the Bank has set up an estimate for loss sharing amounting to Baht 748 million and Baht 694 million, respectively.

For the six - month period ended 30 June 2007, the Bank did not transfer any sub-standard quality assets to TAMC. The gross book value of the assets transferred before deducting allowance for doubtful accounts up to 30 June 2007 was Baht 14,557 million and the estimated total transfer price up to 30 June 2007 was Baht 10,123 million. As of 30 June 2007, the Bank received promissory notes from TAMC of Baht 10,123 million.

As at 30 June 2007, the Bank was informed that loss sharing amounting to Baht 29 million was allocated to the Bank from TAMC.

9 TROUBLED DEBT RESTRUCTURING

For the six-month periods ended 30 June, the Bank and its subsidiaries engaged in debt restructuring contracts as follows:

(Million Baht)

	Consolidated				The Bank			
	2007		2006		2007		2006	
	Cases	Total Outstanding Debt Before Restructuring	Cases	Total Outstanding Debt Before Restructuring	Cases	Total Outstanding Debt Before Restructuring	Cases	Total Outstanding Debt Before Restructuring
Debt restructuring contracts that incurred losses	404	2,713	1,193	5,996	339	2,489	1,017	4,216
Debt restructuring contracts that incurred no losses	10,005	10,490	7,415	11,382	9,965	10,277	7,311	10,746
Total	10,409	13,203	8,608	17,378	10,304	12,766	8,328	14,962

Losses on debt restructuring for the six-month periods ended 30 June 2007 and 2006 were as follows:

(Million Baht)

Consolidated

30 June 2007

		The Outstanding Debt		Transferred Assets		Loss on
		Before	After			Debt
Types of Restructuring	Cases	Restructuring	Restructuring	Types	Fair Value	Restructuring
Transfers of assets	82	463	-	Cash, land, premises and investments	314	150
Changes of repayment conditions	315	2,015	1,996	-	-	244
Debt restructuring in various forms	7	235	216	Cash, land, premises and investments	19	51
Total	404	2,713	2,212		333	445

(Million Baht)

Consolidated

30 June 2006

		The Outstanding Debt		Transferred Assets		Loss on
		Before	After			Debt
Types of Restructuring	Cases	Restructuring	Restructuring	Types	Fair Value	Restructuring
Transfers of assets	884	2,218	-	Cash, land, premises and investments	1,612	606
Changes of repayment conditions	278	3,551	3,454	-	-	321
Debt restructuring in various forms	31	227	163	Cash, land, premises and investments	39	81
Total	1,193	5,996	3,617		1,651	1,008

(Million Baht)

The Bank

30 June 2007

		The Outstanding Debt		Transferred Assets		Loss on
		Before	After			Debt
Types of Restructuring	Cases	Restructuring	Restructuring	Types	Fair Value	Restructuring
Transfers of assets	50	383	-	Cash, land, premises and investments	245	138
Changes of repayment conditions	282	1,871	1,871	-	-	221
Debt restructuring in various forms	7	235	216	Cash, land, premises and investments	19	51
Total	339	2,489	2,087		264	410

(Million Baht)

The Bank

30 June 2006

		The Outstanding Debt		Transferred Assets		Loss on
		Before	After			Debt
Types of Restructuring	Cases	Restructuring	Restructuring	Types	Fair Value	Restructuring
Transfers of assets	795	1,461	-	Cash, land, premises and investments	973	488
Changes of repayment conditions	194	2,539	2,515	-	-	221
Debt restructuring in various forms	28	216	153	Cash, land, premises and investments	39	80
Total	1,017	4,216	2,668		1,012	789

The Bank and its subsidiaries measure the expected recoverable amounts of loans restructured by changing repayment conditions by using the present value of future cash flows discounted by the market rate.

The terms of debt restructuring agreements with debts which were restructured by changing the repayment conditions and restructured in various other ways and which resulted in losses on debt restructuring during the six-month periods ended 30 June are as follows:

(Million Baht)

	Consolidated							
	2007				2006			
		The Outstanding Debt				The Outstanding Debt		
Terms of debt restructuring agreements	Cases	Before Restructuring	After Restructuring	End of Period	Cases	Before Restructuring	After Restructuring	End of Period
Less than 5 years	251	1,746	1,708	1,483	198	1,177	1,078	851
5 to 10 years	36	387	387	367	45	1,701	1,683	1,669
Over 10 years	35	117	117	116	66	900	856	848
Total	322	2,250	2,212	1,966	309	3,778	3,617	3,368

(Million Baht)

	The Bank							
	2007				2006			
		The Outstanding Debt				The Outstanding Debt		
Terms of debt restructuring agreements	Cases	Before Restructuring	After Restructuring	End of Period	Cases	Before Restructuring	After Restructuring	End of Period
Less than 5 years	227	1,629	1,609	1,414	153	872	803	626
5 to 10 years	33	364	365	345	34	1,501	1,483	1,474
Over 10 years	29	113	113	112	35	382	382	378
Total	289	2,106	2,087	1,871	222	2,755	2,668	2,478

The Bank and its subsidiaries recognized interest income from debt restructuring as follows:

(Million Baht)

	Consolidated			
	For the Three-Month Periods Ended 30 June		For the Six-Month Periods Ended 30 June	
	2007	2006	2007	2006
Debt restructuring contracts that incurred losses	180	169	345	329

(Million Baht)

	The Bank			
	For the Three-Month Periods Ended 30 June		For the Six-Month Periods Ended 30 June	
	2007	2006	2007	2006
Debt restructuring contracts that incurred losses	169	142	322	272

The Bank had commitments to extend additional loans to these borrowers as follows:

(Million Baht)

	Consolidated and The Bank	
	30 June 2007	31 December 2006
Debt restructuring contracts that incurred losses	179	107

The Bank and its subsidiaries had outstanding balances on debtors which were restructured during the period as follows:

(Million Baht)

	Consolidated		The Bank	
	30 June 2007	31 December 2006	30 June 2007	31 December 2006
Debt restructuring contracts that incurred losses	1,966	4,858	1,871	2,981
Debt restructuring contracts that incurred no losses	7,660	11,585	7,577	11,516
Total	9,626	16,443	9,448	14,497

The Bank and its subsidiaries had outstanding balances relating to all restructured debtors which had been performing in accordance with debt restructuring agreements as follows:

(Million Baht)

	Consolidated		The Bank	
	30 June 2007	31 December 2006	30 June 2007	31 December 2006
Debt restructuring contracts that incurred losses	15,272	15,725	14,392	14,539
Debt restructuring contracts that incurred no losses	27,131	27,470	26,895	27,188
Total	42,403	43,195	41,287	41,727

10 ALLOWANCE FOR DOUBTFUL ACCOUNTS

The movements in the allowance for doubtful accounts during the period were as follows:

(Million Baht)

Consolidated

30 June 2007

	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances Established in Excess of BoT's Regulations	Total
Balance at beginning of the period	3,157	42	3,242	3,805	14,130	7,327	31,703
Doubtful accounts (reversal)	(281)	27	638	128	1,890	(466)	1,936
Bad debts recovered	-	-	-	-	214	-	214
Bad debts written off	-	-	-	-	(1,761)	-	(1,761)
Others	-	-	-	-	6	(77)	(71)
Balance at end of the period	2,876	69	3,880	3,933	14,479	6,784	32,021

(Million Baht)

Consolidated

31 December 2006

	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances Established in Excess of BoT's Regulations	Total
Balance at beginning of the year	5,688	102	205	2,619	14,730	11,423	34,767
Transferred from investments in receivables	-	-	-	-	89	-	89
Doubtful accounts (reversal)	(2,536)	(60)	3,037	1,186	3,159	(4,091)	695
Bad debts recovered	-	-	-	-	605	-	605
Bad debts written off	-	-	-	-	(7,295)	-	(7,295)
Others	-	-	-	-	2,842	-	2,842
Balance at end of the year	3,152	42	3,242	3,805	14,130	7,332	31,703

(Million Baht)

The Bank

30 June 2007

	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances Established in Excess of BoT's Regulations	Total
Balance at beginning of the period	3,313	40	3,226	3,794	10,201	6,138	26,712
Doubtful accounts (reversal)	(223)	18	644	126	1,879	(476)	1,968
Bad debt recovered	-	-	-	-	214	-	214
Bad debt written off	-	-	-	-	(1,425)	-	(1,425)
Others	-	-	-	-	190	-	190
Balance at end of the period	3,090	58	3,870	3,920	11,059	5,662	27,659

(Million Baht)

The Bank

31 December 2006

	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances Established in Excess of BoT's Regulations	Total
Balance at beginning of the year	5,728	97	202	2,606	9,304	8,784	26,721
Transferred from investments in receivables	-	-	-	-	83	-	83
Doubtful accounts (reversal)	(2,420)	(57)	3,024	1,188	2,002	(2,641)	1,096
Bad debt recovered	-	-	-	-	605	-	605
Bad debt written off	-	-	-	-	(4,902)	-	(4,902)
Others	-	-	-	-	3,109	-	3,109
Balance at end of the year	3,308	40	3,226	3,794	10,201	6,143	26,712

11 REVALUATION ALLOWANCE FOR DEBT RESTRUCTURING

The movements in the revaluation allowance for debt restructuring during the period/year were as follows:

(Million Baht)

	Consolidated		The Bank	
	30 June 2007	31 December 2006	30 June 2007	31 December 2006
Balance at beginning of the period	1,290	2,672	1,259	2,355
Increase	228	552	223	505
Decrease due to written off	-	(2,076)	-	(2,076)
Change of classification	(6)	(115)	-	167
Amortization to interest income	(94)	(136)	(72)	(84)
Others	(69)	392	(69)	392
Balance at end of the period	1,349	1,289	1,341	1,259

12 PROPERTIES FORECLOSED

Properties foreclosed consisted of:

(Million Baht)

Consolidated

30 June 2007

Type of Foreclosed Properties	Beginning Balance	Addition	Disposal	Ending Balance
1. Assets acquired from debt repayment				
1.1 Immovable assets	18,021	1,539	(2,809)	16,751
1.2 Movable assets	28	-	-	28
Total	18,049	1,539	(2,809)	16,779
2. Others	679	22	(27)	674
Total Foreclosed Properties	18,728	1,561	(2,836)	17,453
Less Allowances for impairment	(2,232)	(335)	486	(2,081)
Total Foreclosed Properties – net	16,496	1,226	(2,350)	15,372

(Million Baht)

	Consolidated			
	31 December 2006			
Type of Foreclosed Properties	Beginning Balance	Addition	Disposal	Ending Balance
1. Assets acquired from debt repayment				
1.1 Immovable assets	19,984	5,186	(7,149)	18,021
1.2 Movable assets	28	-	-	28
Total	20,012	5,186	(7,149)	18,049
2. Others	752	1	(74)	679
Total Foreclosed Properties	20,764	5,187	(7,223)	18,728
Less Allowances for impairment	(3,301)	(651)	1,720	(2,232)
Total Foreclosed Properties – net	17,463	4,536	(5,503)	16,496

(Million Baht)

	The Bank			
	30 June 2007			
Type of Foreclosed Properties	Beginning Balance	Addition	Disposal	Ending Balance
1. Assets acquired from debt repayment				
1.1 Immovable assets	13,301	1,254	(1,946)	12,609
1.2 Movable assets	28	-	-	28
Total	13,329	1,254	(1,946)	12,637
2. Others	106	22	(24)	104
Total Foreclosed Properties	13,435	1,276	(1,970)	12,741
Less Allowances for impairment	(1,796)	(213)	409	(1,600)
Total Foreclosed Properties - net	11,639	1,063	(1,561)	11,141

(Million Baht)

	The Bank			
	31 December 2006			
Type of Foreclosed Properties	Beginning Balance	Addition	Disposal	Ending Balance
1. Assets acquired from debt repayment				
1.1 Immovable assets	15,036	4,197	(5,932)	13,301
1.2 Movable assets	28	-	-	28
Total	15,064	4,197	(5,932)	13,329
2. Others	161	1	(56)	106
Total Foreclosed Properties	15,225	4,198	(5,988)	13,435
Less Allowances for impairment	(2,622)	(541)	1,367	(1,796)
Total Foreclosed Properties - net	12,603	3,657	(4,621)	11,639

Transfer of Non-Performing Assets to Bangkok Commercial Asset Management Co., Ltd. (BAM)

On 9 October 2006, the Bank entered into an agreement with Bangkok Commercial Asset Management Co., Ltd. (BAM) for the transfer of non-performing assets (NPA), as of 30 November 2006. The transfer price would be prorated by the appraised value of each property varied by liquidity condition of the asset. This is in compliance with Bank of Thailand Directive, Re: "Requirements and Operational Procedures for Asset Management Companies," dated 27 November 2000, and the Royal Decree on Asset Management Companies, B.E. 2541. The Bank is required to complete the classification of NPA within 120 days from the agreement-signing date. BAM will examine the assets before confirming to the Bank the purchase price on individual assets within 30 days from the date of asset classification made by the Bank. The Bank and BAM will enter into a sell and purchase agreement within 30 days from the signing date of a NPA transfer agreement. The Bank will then submit relevant ownership documents to BAM within 30 days from the signing date of the NPA transfer agreement. Payment for NPA will be in the form of non-interest bearing promissory notes. The term of the promissory notes will depend upon the liquidity of NPA being transferred.

As of 30 June 2007, the Bank has transfer NPA under the terms stated above and received non-interest bearing promissory notes in the amount of Baht 184 million. The stated non-interest bearing promissory notes are accounted for using the amortized cost method.

13 CLASSIFIED ASSETS

Assets of the Bank and its subsidiaries, classified as investments, loans and accrued interest receivable (including financial institutions), properties foreclosed and other assets, were categorized by quality in compliance with the BoT's regulations, taking into account analyses of each loan and appraisal of the financial standing of each borrower, as follows:

(Million Baht)

	Consolidated 30 June 2007				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Pass	-	650,371	-	-	650,371
Special Mention	-	9,064	-	-	9,064
Sub-Standard	-	7,662	-	-	7,662
Doubtful	-	10,628	-	-	10,628
Doubtful of Loss	5,057	29,581	1,277	766	36,681
Total	5,057	707,306	1,277	766	714,406

(Million Baht)

	Consolidated 31 December 2006				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Pass	-	623,846	-	-	623,846
Special Mention	-	8,382	-	-	8,382
Sub-Standard	-	7,777	-	-	7,777
Doubtful	-	10,298	-	-	10,298
Doubtful of Loss	3,195	29,030	1,340	705	34,270
Total	3,195	679,333	1,340	705	684,573

(Million Baht)

	The Bank 30 June 2007				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Pass	-	652,598	-	-	652,598
Special Mention	-	8,329	-	-	8,329
Sub-Standard	-	7,597	-	-	7,597
Doubtful	-	10,594	-	-	10,594
Doubtful of Loss	4,838	22,060	898	687	28,483
Total	4,838	701,178	898	687	707,601

(Million Baht)

	The Bank 31 December 2006				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Pass	-	629,081	-	-	629,081
Special Mention	-	7,830	-	-	7,830
Sub-Standard	-	7,723	-	-	7,723
Doubtful	-	10,263	-	-	10,263
Doubtful of Loss	3,009	20,696	995	691	25,391
Total	3,009	675,593	995	691	680,288

14 PREMISES AND EQUIPMENT

Changes in premises and equipment for the six-month periods ended 30 June 2007 and 2006 are summarized as follows:

(Million Baht)

Consolidated

30 June 2007

	Change of Cost						Change of Accumulated Depreciation					Change of Allowance for Impairment			Book Value	
	Beginning Balance	Purchase	Transfer in	Disposal	Transfer out	Ending Balance	Beginning Balance	Depreciation	Disposal	Transfer out	Ending Balance	Beginning Balance	Decrease	Ending Balance	Beginning Balance	Ending Balance
Land																
Cost	2,895	-	-	-	(15)	2,880	-	-	-	-	-	431	(8)	423	2,464	2,457
Revalued cost	6,127	-	-	-	-	6,127	-	-	-	-	-	-	-	-	6,127	6,127
Building																
Cost	9,104	-	32	-	(14)	9,122	3,640	92	-	(7)	3,725	159	-	159	5,305	5,238
Revalued cost	6,967	-	-	-	(9)	6,958	3,212	69	-	(5)	3,276	-	-	-	3,755	3,682
Equipment	14,338	10	483	(234)	(1)	14,596	10,751	423	(233)	(2)	10,939	8	-	8	3,579	3,649
Others	1,131	1,558	-	(14)	(530)	2,145	68	18	(14)	(1)	71	-	-	-	1,063	2,074
Total	40,562	1,568	515	(248)	(569)	41,828	17,671	602	(247)	(15)	18,011	598	(8)	590	22,293	23,227

(Million Baht)

Consolidated

30 June 2006

	Change of Cost						Change of Accumulated Depreciation					Change of Allowance for Impairment		Book Value	
	Beginning Balance	Purchase	Transfer in	Disposal	Transfer out	Ending Balance	Beginning Balance	Depreciation	Disposal	Transfer out	Ending Balance	Beginning Balance	Ending Balance	Beginning Balance	Ending Balance
Land															
Cost	2,945	16	-	-	-	2,961	-	-	-	-	-	449	449	2,496	2,512
Revalued cost	6,127	-	-	-	-	6,127	-	-	-	-	-	-	-	6,127	6,127
Building															
Cost	9,490	1	16	-	-	9,507	3,524	100	-	-	3,624	250	250	5,716	5,633
Revalued cost	6,967	-	-	-	-	6,967	3,070	71	-	-	3,141	-	-	3,897	3,826
Equipment	12,748	11	569	(74)	(9)	13,245	10,194	342	(70)	(4)	10,462	-	-	2,554	2,783
Others	712	666	3	(5)	(588)	788	61	9	(1)	-	69	-	-	651	719
Total	38,989	694	588	(79)	(597)	39,595	16,849	522	(71)	(4)	17,296	699	699	21,441	21,600

Depreciation presented in the statement of income of the Bank and its subsidiaries for the the six-month periods ended 30 June 2007 and 2006 amounted to Baht 602 million and Baht 522 million, respectively (including depreciation on building revaluation of Baht 69 million and Baht 71 million, respectively). As of 30 June 2007 and 31 December 2006, premises and equipment with an original cost of Baht 8,363 million and Baht 8,330 million, respectively, were fully depreciated but still in use.

(Million Baht)

The Bank

30 June 2007

	Change of Cost						Change of Accumulated Depreciation					Change of Allowance for Impairment			Book Value	
	Beginning Balance	Purchase	Transfer in	Disposal	Transfer out	Ending Balance	Beginning Balance	Depreciation	Disposal	Transfer out	Ending Balance	Beginning Balance	Decrease	Ending Balance	Beginning Balance	Ending Balance
Land																
Cost	2,892	-	-	-	(15)	2,877	-	-	-	-	-	431	(8)	423	2,461	2,454
Revalued cost	6,127	-	-	-	-	6,127	-	-	-	-	-	-	-	-	6,127	6,127
Building																
Cost	8,875	-	33	-	(14)	8,894	3,546	87	-	(7)	3,626	159	-	159	5,170	5,109
Revalued cost	6,967	-	-	-	(10)	6,957	3,212	69	-	(5)	3,276	-	-	-	3,755	3,681
Equipment	14,204	-	483	(230)	(1)	14,456	10,696	412	(230)	(1)	10,877	8	-	8	3,500	3,571
Others	991	1,349	-	-	(529)	1,811	-	-	-	-	-	-	-	-	991	1,811
Total	40,056	1,349	516	(230)	(569)	41,122	17,454	568	(230)	(13)	17,779	598	(8)	590	22,004	22,753

(Million Baht)

The Bank

30 June 2006

	Change of Cost						Change of Accumulated Depreciation					Change of Allowance for Impairment		Book Value	
	Beginning Balance	Purchase	Transfer in	Disposal	Transfer out	Ending Balance	Beginning Balance	Depreciation	Disposal	Transfer out	Ending Balance	Beginning Balance	Ending Balance	Beginning Balance	Ending Balance
Land															
Cost	2,851	16	-	-	-	2,867	-	-	-	-	-	431	431	2,420	2,436
Revalued cost	6,127	-	-	-	-	6,127	-	-	-	-	-	-	-	6,127	6,127
Building															
Cost	8,847	-	12	-	-	8,859	3,369	89	-	-	3,458	159	159	5,319	5,242
Revalued cost	6,967	-	-	-	-	6,967	3,070	71	-	-	3,141	-	-	3,897	3,826
Equipment	12,617	1	572	(65)	(8)	13,117	10,150	334	(61)	(4)	10,419	-	-	2,467	2,698
Others	577	645	-	-	(581)	641	-	-	-	-	-	-	-	577	641
Total	37,986	662	584	(65)	(589)	38,578	16,589	494	(61)	(4)	17,018	590	590	20,807	20,970

Depreciation presented in the statement of income of the Bank for the six-month ended 30 June 2007 and 2006 amounted to Baht 568 million and Baht 494 million, respectively including depreciation on building revaluation of Baht 69 million and Baht 71 million, respectively). As of 30 June 2007 and 31 December 2006, premises and equipment with an original cost of Baht 8,313 million and Baht 8,285 million, respectively, were fully depreciated but still in use.

15 INTANGIBLE ASSETS

Changes in intangible assets for the six-month periods ended 30 June 2007 and 2006 are summarized as follows:

(Million Baht)

Consolidated

30 June 2007

	Change of Cost				Change of Accumulated Amortization				Change of Allowance for Impairment		Book Value	
	Beginning Balance	Increase	Transfer out	Ending Balance	Beginning Balance	Amortization	Transfer out	Ending Balance	Beginning Balance	Ending Balance	Beginning Balance	Ending Balance
Leasehold	943	97	-	1,040	510	30	-	540	-	-	433	500
Application software	6,172	1,272	(355)	7,089	2,598	297	-	2,895	-	-	3,574	4,194
Goodwill	1,436	-	-	1,436	125	72	-	197	-	-	1,311	1,239
Others	10	-	-	10	9	1	-	10	-	-	1	-
Total	8,561	1,369	(355)	9,575	3,242	400	-	3,642	-	-	5,319	5,933

(Million Baht)

Consolidated

30 June 2006

	Change of Cost				Change of Accumulated Amortization				Change of Allowance for Impairment		Book Value	
	Beginning Balance	Increase	Transfer out	Ending Balance	Beginning Balance	Amortization	Transfer out	Ending Balance	Beginning Balance	Ending Balance	Beginning Balance	Ending Balance
Leasehold	882	38	(1)	919	463	24	(1)	486	-	-	419	433
Application softwares	5,152	733	(271)	5,614	2,076	242	(1)	2,317	54	54	3,022	3,243
Goodwill	1,436	-	-	1,436	(18)	71	-	53	-	-	1,454	1,383
Others	12	-	-	12	7	3	-	10	-	-	5	2
Total	7,482	771	(272)	7,981	2,528	340	(2)	2,866	54	54	4,900	5,061

Amortization presented in the statement of income of the Bank and its subsidiaries for the six-month periods ended 30 June 2007 and 2006 amounted to Baht 400 million and Baht 340 million, respectively. As of 30 June 2007 and 31 December 2006, intangible assets with an original cost of Baht 1,232 million and Baht 1,175 million, respectively, were fully amortized but still in use.

(Million Baht)

The Bank

30 June 2007

	Change of Cost				Change of Accumulated Amortization				Change of Allowance for Impairment		Book Value	
	Beginning Balance	Increase	Transfer Out	Ending Balance	Beginning Balance	Amortization	Transfer out	Ending Balance	Beginning Balance	Ending Balance	Beginning Balance	Ending Balance
Leasehold	943	97	-	1,040	510	30	-	540	-	-	433	500
Application software	6,086	1,267	(355)	6,998	2,547	291	-	2,838	-	-	3,539	4,160
Total	7,029	1,364	(355)	8,038	3,057	321	-	3,378	-	-	3,972	4,660

(Million Baht)

The Bank

30 June 2006

	Change of Cost				Change of Accumulated Amortization				Change of Allowance for Impairment		Book Value	
	Beginning Balance	Increase	Transfer Out	Ending Balance	Beginning Balance	Amortization	Transfer out	Ending Balance	Beginning Balance	Ending Balance	Beginning Balance	Ending Balance
Leasehold	882	38	(1)	919	463	24	(1)	486	-	-	419	433
Application softwares	5,077	727	(271)	5,533	2,038	236	(1)	2,273	54	54	2,985	3,206
Total	5,959	765	(272)	6,452	2,501	260	(2)	2,759	54	54	3,404	3,639

Amortization presented in the statement of income of the Bank for the six-month periods ended 30 June 2007 and 2006 amounted to Baht 321 million and Baht 260 million, respectively.

As of 30 June 2007 and 31 December 2006, intangible assets with an original cost of Baht 1,210 million and Baht 1,152 million, respectively, were fully amortized but still in use.

16 DEPOSITS

Deposits were classified as follows:

1. Classified by Type of Deposits

(Million Baht)

	Consolidated		The Bank	
	30 June 2007	31 December 2006	30 June 2007	31 December 2006
Current	39,853	41,496	39,999	41,833
Savings	349,769	345,358	350,101	345,669
Term				
- Less than 6 months	199,775	177,525	199,775	177,525
- 6 months and less than 1 year	81,232	107,672	81,232	108,092
- 1 year and over 1 year	93,519	78,853	93,519	78,853
Total	764,148	750,904	764,626	751,972

2. Classified by Maturity of Contracts

(Million Baht)

	Consolidated		The Bank	
	30 June 2007	31 December 2006	30 June 2007	31 December 2006
Within 1 year	756,842	743,903	757,320	744,971
Over 1 year	7,306	7,001	7,306	7,001
Total	764,148	750,904	764,626	751,972

3. Classified by Currencies and Residency of Depositors

(Million Baht)

	Consolidated					
	30 June 2007			31 December 2006		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	741,358	17,973	759,331	727,406	17,471	744,877
US Dollars	4,023	146	4,169	5,314	123	5,437
Other currencies	556	92	648	513	77	590
Total	745,937	18,211	764,148	733,233	17,671	750,904

(Million Baht)

	The Bank					
	30 June 2007			31 December 2006		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	741,836	17,973	759,809	728,474	17,471	745,945
US Dollars	4,023	146	4,169	5,314	123	5,437
Other currencies	556	92	648	513	77	590
Total	746,415	18,211	764,626	734,301	17,671	751,972

17 INTERBANK AND MONEY MARKET ITEMS (LIABILITIES)

Interbank and money market items (liabilities) consisted of:

(Million Baht)

	Consolidated					
	30 June 2007			31 December 2006		
	At call	Term	Total	At call	Term	Total
1. Domestic						
The BoT and FIDF	-	8,224	8,224	-	10,122	10,122
Commercial banks	1,136	8	1,144	1,329	2	1,331
Other banks	182	-	182	133	-	133
Finance, securities and credit foncier companies	2,784	(175)	2,609	1,381	26	1,407
Other financial institutions	510	2,359	2,869	898	2,581	3,479
Total Domestic	4,612	10,416	15,028	3,741	12,731	16,472
2. Foreign						
US Dollars	95	328	423	484	-	484
Yen	12	-	12	-	-	-
Other currencies	315	-	315	733	-	733
Total Foreign	422	328	750	1,217	-	1,217
Total Domestic and Foreign	5,034	10,744	15,778	4,958	12,731	17,689

(Million Baht)

	The Bank					
	30 June 2007			31 December 2006		
	At call	Term	Total	At call	Term	Total
1. Domestic						
The BoT and FIDF	-	8,224	8,224	-	10,122	10,122
Commercial banks	1,173	2	1,175	1,365	3	1,368
Other banks	182	-	182	133	-	133
Finance, securities and credit foncier companies	2,784	166	2,950	1,381	386	1,767
Other financial institutions	510	2,359	2,869	898	2,581	3,479
Total Domestic	4,649	10,751	15,400	3,777	13,092	16,869
2. Foreign						
US Dollars	95	328	423	484	-	484
Yen	12	-	12	-	-	-
Other currencies	315	-	315	733	-	733
Total Foreign	422	328	750	1,217	-	1,217
Total Domestic and Foreign	5,071	11,079	16,150	4,994	13,092	18,086

18 SHORT-TERM BORROWINGS

The Bank plans to short-term unsubordinated debentures in name certificate without security and not convertible, without debenture holder representative in Thai Baht currency not exceeding Baht 50,000 million, with a maturity of no more than 270 days in order to allow the Bank better flexibility and a wider variety of administration of its funding structure and to expand the investment alternatives to the public and/or depositors of the Bank.

Short-term borrowings consisted of :

(Million Baht)

Consolidated

	30 June 2007			31 December 2006		
Project	Maturity(Days)	Interest Rate (%)	Amount	Maturity(Days)	Interest Rate (%)	Amount
1/2548	89-184	310-3.30	5,205	91-270	4.98-5.20	6,576
2/2548	8-182	2.85-3.20	7,860	168-270	5.13-5.30	5,280
1/2549	89-188	3.15-3.20	9,728	112-269	4.98-5.20	6,545
2/2549	122	3.20	500	83-188	4.98-5.00	6,960
Other borrowings	91-187	2.80-3.875	10,575	90-186	4.875	1,259
Total			33,868			26,620

(Million Baht)

The Bank

	30 June 2007			31 December 2006		
Project	Maturity(Days)	Interest Rate (%)	Amount	Maturity(Days)	Interest Rate (%)	Amount
1/2548	89-184	3.10-3.30	5,205	91-270	4.98-5.20	6,576
2/2548	8-182	2.85-3.15	7,860	168-270	5.13-5.30	5,280
1/2549	89-188	3.15-3.20	9,728	112-269	4.98-5.20	6,545
2/2549	122	3.20	500	83-188	4.98-5.00	6,960
Other borrowings	91-187	2.80-3.875	10,642	90-186	4.875-5.4375	1,447
Total			33,935			26,808

19 LONG-TERM BORROWINGS

Long-term borrowings consisted of :

(Million Baht)

	Consolidated and The Bank					
	30 June 2007			31 December 2006		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Subordinated Debentures	-	6,929	6,929	-	7,174	7,174
Subordinated Debentures						
KASIKORNBANK Plc. No.3	12,000	-	12,000	12,000	-	12,000
Total	12,000	6,929	18,929	12,000	7,174	19,174

SUBORDINATED DEBENTURES

The Board of Directors in its meeting on 25 July 1996 approved the issuance of US$ 200 million of unsecured subordinated debentures, having a face value of US$ 100,000 each, with a twenty-year maturity offered at a price of US$ 98,997 each on 21 August 1996 and carrying an 8.25 percent coupon rate payable semi-annually.

SUBORDINATED DEBENTURES NO. 3

The Board of Directors in its meeting on 25 September 2003 approved the issuance of these Subordinated Debentures in name certificate without security and not convertible, having debenture holder representative in Thai Baht currency not exceeding Baht 12,000 million, with a maturity of no more than 10 years in order to raise long-term funding at a reasonable cost, to efficiently manage the interest rate risk and liquidity risk, as well as to strengthen the status of the Banks tier two capital funds. On 16 October 2003, the Bank issued the Subordinated Debentures of KASIKORNBANK PUBLIC COMPANY LIMITED No.3 Due A.D. 2013 in the amount of Baht 12,000 million, with a ten-year maturity. In accordance with certain terms and conditions and with the approval of the Bank of Thailand, the Bank may redeem the debentures before maturity as follows: (1) on the fifth anniversary of the issue date or any subsequent interest payment date after the fifth anniversary of the issue date; or (2) if the Bank can demonstrate that interest payments under the Debentures are no longer, or will no longer be, deductible as an expense for income tax purposes; or (3) in any other case as may be later stipulated by the Bank of Thailand. The debentures bear interest at the fixed interest rate for the first five years of 3.75 % per annum and the fixed interest rate for the second five years of 4.25 % per annum. Interest is payable quarterly.

20 WARRANTS

A resolution was passed by the Extraordinary Meeting of Shareholders held on 11 August 1999 authorizing (i) the issuance and offering for sale of 50,000,000 units of warrants for ordinary shares of the Bank to the Bank's employees, except for directors, under a three-year scheme and (ii) allocating 50,000,000 new ordinary shares from the increase of the authorized share capital, with a par value of Baht 10 each, to support the exercise of the warrants for ordinary shares of the Bank to be issued and offered for sale to Bank employees, except for directors, under the above scheme.

Warrants issued to Bank employees (except directors) consisted of:

Details of Warrants	Phase 1	Phase 2	Phase 3
1. Offering date	1 – 31 August 2000	7 – 28 December 2001	2 – 30 December 2002
2. Maturity	five-year and four-month	five-year and one-day	five-year
3. Offering price	zero Baht	zero Baht	zero Baht
4. Right to exercise	1 warrant : 1 ordinary share	1 warrant : 1 ordinary share	1 warrant : 1 ordinary share
5. Exercise price	30 Baht	30 Baht	27.82 Baht
6. Exercise date (every last business day)	June and December	June and December	March , June , September and December
7. Term of exercise period	28 Dec. 2001 – 30 Dec.2005	30 Dec. 2002 – 29 Dec. 2006	30 Dec. 2003 – 30 Dec. 2007
8. Total offered	18,500,000 units	5,000,000 units	26,500,000 units
9. Total allocated	15,612,600 units	3,962,500 units	26,490,560 units
10. Total allocated and accepted	15,586,300 units	3,885,300 units	26,048,380 units

		Number of Unit	
The movements of warrants during the year/period	Phase 2	Phase 3	Total
Beginning balance as of 1 January 2006	811,520	12,082,868	12,894,388
Less Exercised	(635,760)	(4,784,398)	(5,420,158)
Less Exercise right terminated by employee's retirement	(57,340)	(428,890)	(486,230)
Less Exercise right expired	(118,420)	-	(118,420)
Ending balance as of 31 December 2006	-	6,869,580	6,869,580
Less Exercised	-	(1,361,188)	(1,361,188)
Less Exercise right terminated by employee's retirement	-	(46,144)	(46,144)
Ending balance as of 30 June 2007	-	5,462,248	5,462,248

21 SHARE CAPITAL AND EARNINGS PER SHARE

The calculation of the consolidated and the Bank-only basic earnings per share for the three - month period ended 30 June 2007 was based on profit attributable to ordinary shareholders of Baht 4,088 million and 4,108 million, respectively (2006: Baht 3,545 million and 3,764 million, respectively) and the weighted average number of ordinary shares outstanding for the three - month period ended 30 June 2007 of 2,387,502,094 shares (2006: 2,381,535,644 shares).

The calculation of the consolidated and the Bank-only basic earnings per share for the six - month period ended 30 June 2007 was based on profit attributable to ordinary shareholders of Baht 7,964 million and 7,962 million, respectively (2006: Baht 7,160 million and 7,240 million, respectively) and the weighted average number of ordinary shares outstanding for the six - month period ended 30 June 2007 of 2,386,811,149 shares (2006: 2,380,926,617 shares).

The calculation of the weighted average number of ordinary shares outstanding for the three - month and six month periods ended 30 June 2007 is as follows:

	Consolidated and The Bank					
	Share capital		Number of the weighted average number of ordinary shares (Shares)			
	Number of shares	Amount (Million Baht)	For the three – month periods Ended 30 June		For the six – month periods Ended 30 June	
			2007	2006	2007	2006
Issued ordinary shares as of 1 January 2006	2,373,293,667	23,733		2,373,293,667		2,373,293,667
Add:						
- The Bank registered the change in its paid-up share capital as a result of the increases in paid-up capital from the exercise of warrants for ordinary shares which were issued and offered for sale to Bank employees (except for directors)						
2006						
11 January :	7,894,300	79		7,894,300		7,458,151
11 April :	390,600	4		347,677		174,799
Issued ordinary shares as of 30 June 2006	2,381,578,567	23,816		2,381,535,644		2,380,926,617
Issued ordinary shares as of 1 January 2007	2,382,147,733	23,821	2,382,147,733		2,382,147,733	
2007						
11 January :	4,460,392	45	4,460,392		4,213,962	
11 April :	1,004,336	10	893,969		449,454	
Issued ordinary shares as of 30 June 2007	2,387,612,461	23,876	2,387,502,094		2,386,811,149	

22 CAPITAL REQUIREMENTS

The ratios of capital to assets (Capital Adequacy Ratio) were calculated from the financial statements of the Bank and include the risk assets of the Bank's subsidiary asset management company as follows:

(Million Baht)

	30 June 2007	31 December 2006
Tier 1 Capital		
Issued and fully paid up share capital, premiums on share capital	41,879	41,725
Legal reserves	2,160	1,470
Net income after appropriation	31,642	28,742
Total Tier 1 Capital	75,681	71,937
Tier 2 Capital		
Surplus on land revaluation	4,288	4,288
Surplus on premises revaluation	1,840	1,877
Surplus on marketable equity securities revaluation	179	105
Provision for normal assets	3,870	4,053
Subordinated debentures	18,839	19,136
Total Tier 2 Capital	29,016	29,459
Total Capital Requirements	104,697	101,396

The BoT's regulations requires that banks registered in Thailand maintain a ratio of capital funds to assets and contingencies of not less than 8.5% and that tier-1 capital must not be less than 4.25% of such assets and contingencies. Capital adequacy ratios maintained by the Bank were as follows:

	Percentage	
	30 June 2007	31 December 2006
Total Capital Requirements	14.50	14.74
Tier-1 Capital	10.48	10.45

23 RESERVES

Section 116 of the Public Companies Act B.E. 2535 requires that the Bank shall allocate not less than 5 percent of its annual net profit, less any accumulated losses brought forward, to a reserve account ("legal reserve"), until this account reaches an amount not less than 10% of the registered authorized capital. In addition, The provisions of the Civil and Commercial Code of Thailand requires that subsidiary companies shall allocate not less 5 percent of its annual net profit each time a dividend is declared, to a reserve account ("legal reserve") until the reserve reaches 10 percent of authorized share capital. The legal reserve is not available for dividend distribution.

24 DIVIDEND PAYMENTS

On 5 April 2007, the General Meeting of Shareholders of the Bank approved to pay dividends from the operating results of 2006 at the rate of Baht 1.75 per share, totaling Baht 4,175 million, in which Baht 1,191 million was paid on 27 September 2006 and the remaining balance of Baht 2,984 million was paid on 30 April 2007.

On 31 August 2006, the Board of Directors Meeting the Bank approved to pay dividends from the six month operating results at the rate of Baht 0.50 per share, totaling Baht 1,191 million, which was paid on 27 September 2006.

On 7 April 2006, the General Meeting of Shareholders of the Bank approved to pay dividends from the operating results of 2005 at the rate of Baht 1.25 per share, totaling Baht 2,976 million, which was paid on 18 April 2006.

25 BAD DEBT AND DOUBTFUL ACCOUNTS (REVERSAL)

Bad debt and doubtful accounts (reversal) consisted of:

(Million Baht)

	Consolidated			
	For the Three-Month Periods Ended 30 June		For the Six-Month Periods Ended 30 June	
	2007	2006	2007	2006
General customers	1,005	779	1,935	1,261
Financial institutions	(4)	(21)	(5)	(12)
Total	1,001	758	1,930	1,249

(Million Baht)

	The Bank			
	For the Three-Month Periods Ended 30 June		For the Six-Month Periods Ended 30 June	
	2007	2006	2007	2006
General customers	1,010	864	1,968	1,515
Financial institutions	(4)	(21)	(5)	(12)
Total	1,006	843	1,963	1,503

26 LOSS ON DEBT RESTRUCTURING

Loss on debt restructuring consisted of:

(Million Baht)

	Consolidated			
	For the Three-Month Periods Ended 30 June		For the Six-Month Periods Ended 30 June	
	2007	2006	2007	2006
Net present value of cash flows lower than investments in receivables (reversal for non-performing restructured loans)	174	164	228	412
Transferred assets lower than investments in receivables	145	392	168	704
Total	319	556	396	1,116

(Million Baht)

	The Bank			
	For the Three-Month Periods Ended 30 June		For the Six-Month Periods Ended 30 June	
	2007	2006	2007	2006
Net present value of cash flows lower than investments in receivables (reversal for non-performing restructured loans)	171	161	223	385
Transferred assets lower than investments in receivables	122	286	138	512
Total	293	447	361	897

27 ASSETS PLEDGED AS COLLATERAL

Assets pledged as collateral consisted of:

(Million Baht)

	Consolidated and The Bank	
	30 June 2007	31 December 2006
Deposits	1,130	438
Government bonds	3,644	5,581
State enterprise bonds	3,150	3,136
Foreign bonds	139	145
Total	8,063	9,300

The Bank has pledged these assets as collateral for derivatives, for electricity consumption, for court collateral and for repurchase agreements.

28 CONTINGENCIES

Contingencies consisted of:

(Million Baht)

	Consolidated					
	30 June 2007			31 December 2006		
	Baht	Foreign Currency	Total	Baht	Foreign Currency	Total
Avals on bills	623	-	623	441	-	441
Letters of indemnity-						
borrowing	-	174	174	20	178	198
Other guarantees	55,081	6,402	61,483	49,767	6,016	55,783
Letters of credit	1,414	19,029	20,443	1,161	18,039	19,200
Exchange rate agreements						
Purchase agreements	29,624	177,900	207,524	25,911	173,130	199,041
Sale agreements	10,525	323,560	334,085	15,007	293,294	308,301
Interest rate agreements						
Purchase agreements	224,616	86,499	311,115	165,554	63,315	228,869
Sale agreements	224,216	94,186	318,402	165,129	47,826	212,955
Credit Default Swap	-	691	691	-	721	721
Unused credit line of						
overdraft	128,135	-	128,135	118,482	-	118,482
Others	6,836	5,871	12,707	760	5,545	6,305
Total	681,070	714,312	1,395,382	542,232	608,064	1,150,296

(Million Baht)

	The Bank					
	30 June 2007			31 December 2006		
	Baht	Foreign Currency	Total	Baht	Foreign Currency	Total
Avals on bills	623	-	623	441	-	441
Letters of indemnity-borrowing	-	174	174	20	178	198
Other guarantees	55,070	6,223	61,293	49,753	5,889	55,642
Letters of credit	1,414	19,029	20,443	1,161	18,039	19,200
Exchange rate agreements						
Purchase agreements	29,624	177,900	207,524	25,911	173,130	199,041
Sale agreements	10,525	323,560	334,085	15,007	293,294	308,301
Interest rate agreements						
Purchase agreements	224,616	86,499	311,115	165,554	63,315	228,869
Sale agreements	224,216	94,186	318,402	165,129	47,826	212,955
Credit Default Swap	-	691	691	-	721	721
Unused credit line of overdraft	128,135	-	128,135	118,482	-	118,482
Others	6,816	5,871	12,687	706	5,545	6,251
Total	681,039	714,133	1,395,172	542,164	607,937	1,150,101

Under normal business operations, the Bank is a defendant in various litigation against the Bank. These include cases of wrongful acts brought against the Bank, with total claims amounting to Baht 9,269 million and Baht 13,594 million as of 30 June 2007 and 31 December 2006, respectively. The Management believes that any liability resulting from this litigation will not be material to the Bank's financial position or on the results of its operations.

29 RELATED PARTY TRANSACTIONS AND BALANCES

1. Loans and contingencies made to executive officers and to business entities where the Bank and its subsidiaries, their directors or executive officers, holds 10% or more of their paid-up capital are summarized as follows:

(Million Baht)

	Consolidated	
	30 June 2007	31 December 2006
	End of Period	End of Year
Loans		
1. Executive officers	19	23
2. Business entities where the Bank and subsidiaries, their directors or executive officers, hold 10% or more of the paid - up capital[1]	1,160	1,159
Total	1,179	1,182
Contingencies		
1. Executive officers	-	-
2. Business entities where the Bank and subsidiaries, their directors or executive officers, hold 10% or more of the paid - up capital	24	95
Total	24	95

(Million Baht)

	The Bank	
	30 June 2007 End of Period	31 December 2006 End of Year
Loans		
1. Executive officers	19	23
2. Business entities where the Bank, its directors or executive officers, hold 10% or more of the paid - up capital[1]	26,405	22,594
Total	26,424	22,617
Contingencies		
1. Executive officers	-	-
2. Business entities where the Bank, its directors or executive officers, hold 10% or more of the paid - up capital	62	152
Total	62	152

[1] Transactions occurring between the Bank and related business entities are charged at market price as with other normal business.

2. Related Party

Relationships between the Bank and other business entities where control exists consisted of:

Company Name	Type of Relationship	% Shareholding Directly and Indirectly 30 June 2007	% Shareholding Directly and Indirectly 31 December 2006	Type of share	Type of Business
Phethai Asset Management Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Asset Management
Progress Land and Buildings Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Property Development
Kasikorn Factoring Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Lending
Kasikorn Research Center Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Service
Progress Gunpai Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Service
Progress Plus Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Service
Progress Facilities Management Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Service
Progress Management Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Service
Progress Software Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Service
Kasikorn Leasing Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Lending
Kasikorn Asset Management Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Mutual Fund Management
Kasikorn Securities Public Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Securities Business
Progress Storage Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Service
Progress Service Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Service
Progress HR Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Service
Progress Appraisal Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Service
Progress Service Support	Subsidiary	100.00%	100.00%	Ordinary share	Service

3. Significant transactions occurring between the Bank and related parties are summarized as follows:

(Million Baht)

	The Bank	
	30 June 2007	31 December 2006
Loans		
Subsidiary Companies		
- Phethai Asset Management Co., Ltd.		
Beginning balance	6,550	8,925
Addition (deduction)	(870)	(2,375)
Ending balance	5,680	6,550
Accrued interest receivables		
Subsidiary Companies		
- Phethai Asset Management Co., Ltd.	17	26
Deposits		
Subsidiary Companies		
- Phethai Asset Management Co., Ltd.	18	52

(Million Baht)

	The Bank	
	For the Three-Month Periods Ended 30 June	
	2007	2006
Interest income		
Subsidiary Companies		
- Phethai Asset Management Co., Ltd.	52	74

(Million Baht)

	The Bank	
	For the Six-Month Periods Ended 30 June	
	2007	2006
Interest income		
Subsidiary Companies		
- Phethai Asset Management Co., Ltd.	118	130

Loans to Phethai Asset Management Company Limited are 3-month bills with interest rates equal to the interest rate of a 3-month fixed deposit. Deposits were pledged as collateral. As of 30 June 2007 and 31 December 2006 the pledged deposits were Baht 18 million and Baht 52 million, respectively.

As at 30 June 2007 and 31 December 2006, the Bank has provided an allowance for doubtful accounts for Phethai Asset Management Company Limited, classified as normal loans, amounting to Baht 57 million and Baht 66 million, respectively.

Income and expenses shared between the Bank and Phethai Asset Management Company Limited are charged at cost, except for fee income, which is charged at market price.

The Bank has provided an allowance for doubtful accounts for related business entities using the same method as for general customers and in accordance with the BoT's regulations.

4. Additional transactions occurring between the Bank and related business entities, which are charged at market price as with other normal business or the price as stipulated in the agreement, are as follows:

4.1 Assets, liabilities and contingencies between the Bank, its subsidiary and associated companies are summarized as follows:

(Million Baht)

	Consolidated		The Bank	
	30 June 2007	31 December 2006	30 June 2007	31 December 2006
Loans				
Subsidiary Companies				
- Kasikorn Leasing Co., Ltd.	-	-	16,340	10,843
- Kasikorn Factoring Co., Ltd.	-	-	3,225	3,965
- Progress Appraisal Co., Ltd.	10	-	10	-
Interbank and Money Market Items (Assets)				
Subsidiary Company				
- Kasikorn Securities Public Co., Ltd.	-	-	-	75
Other Assets				
Subsidiary Companies				
- Kasikorn Asset Management Co., Ltd.	-	-	24	23
- Kasikorn Leasing Co., Ltd.	-	-	11	14
- Progress Land and Buildings Co., Ltd.	-	-	40	-

(Million Baht)

	Consolidated		The Bank	
	30 June 2007	31 December 2006	30 June 2007	31 December 2006
Deposits				
Subsidiary Companies				
- Kasikorn Leasing Co., Ltd.	-	-	212	269
- Kasikorn Factoring Co., Ltd.	-	-	154	254
- Progress Gunpai Co., Ltd.	135	116	135	116
- Progress Land and Buildings Co., Ltd.	-	-	51	449
- Progress Software Co., Ltd.	46	82	46	82
- Kasikorn Research Center Co., Ltd.	-	-	22	21
- Kasikorn Asset Management Co., Ltd.	-	-	21	23
- Progress Facilities Management Co., Ltd.	18	21	18	21
- Progress Management Co., Ltd.	18	15	18	15
- Progress Service Co., Ltd.	15	26	15	26
- Progress H R Co., Ltd.	13	9	13	9
- Progress Appraisal Co., Ltd.	11	24	11	24
- Progress Storage Co., Ltd.	9	13	9	13
- Progress Plus Co., Ltd.	8	26	8	26
Interbank and Money Market Items (Liabilities)				
Subsidiary Company				
- Kasikorn Securities Public Co., Ltd.	-	-	378	397
Borrowings				
Subsidiary Company				
- Kasikorn Asset Management Co., Ltd.	-	-	346	314
Other Liabilities				
Subsidiary Companies				
- Progress Software Co., Ltd.	69	60	69	60
- Progress Plus Co., Ltd.	23	39	23	39
- Progress Appraisal Co., Ltd.	14	8	14	8
- Progress HR Co., Ltd.	-	13	-	13

(Million Baht)

	Consolidated		The Bank	
	30 June 2007	31 December 2006	30 June 2007	31 December 2006
Contingencies				
Subsidiary Company				
- Kasikorn Factoring Co., Ltd.	-	-	37	45

Certain subsidiaries and associated companies have entered into 2-year building lease agreements with the Bank. Rentals are charged at cost. As of 30 June 2007 and 31 December 2006, the Bank and its related parties have rental agreements with remaining tenures amounting to Baht 6 million and Baht 7 million, respectively.

4.2 Revenue and expenses occurring between the Bank, its subsidiary and associated companies are summarized as follows:

(Million Baht)

	Consolidated		The Bank	
	For the Three-Month Periods Ended 30 June		For the Three-Month Periods Ended 30 June	
	2007	2006	2007	2006
Subsidiary Companies				
Revenue:				
Interest income	-	-	232	135
Dividend income	-	-	230	268
Fee income	-	-	64	73
Other income	-	-	10	11
Expenses:				
Interest expenses	-	-	-	-
Personnel expenses	-	-	27	25
Other expenses	437	360	467	376
Associated Companies				
Expenses:				
Other expenses	14	11	14	11

(Million Baht)

	Consolidated		The Bank	
	For the Six-Month Periods Ended 30 June		For the Six-Month Periods Ended 30 June	
	2007	2006	2007	2006
Subsidiary Companies				
Revenue:				
Interest income	-	-	441	226
Dividend income	-	-	370	268
Fee income	-	-	128	135
Other income	-	-	19	21
Expenses:				
Interest expenses	-	-	21	10
Personnel expenses	-	-	112	51
Other expenses	852	618	903	648
Associated Companies				
Expenses:				
Other expenses	27	23	27	23

The Bank has entered into a staff secondment agreement with Kasikorn Securities Public Company Limited, commencing from January 2006. The agreement shall be terminated at any time by the Bank giving notice 60 days prior to the termination date. The Bank is responsible for salaries, welfare and other benefits and any liabilities that arise or may arise from the actions of the employees.

For the six-month periods ended 30 June 2007 and 2006, the Bank incurred expenses amounting to Baht 112 million and Baht 51 million, respectively, presented as personnel expenses in the statements of income.

4.3 Assets, liabilities and contingencies between the Bank and other business entities in which the directors, key executive officers and close members of their families have significant influence were summarized as follows:

(Million Baht)

	Consolidated and The Bank	
	30 June 2007	31 December 2006
Loans		
- Quality Houses Public Co., Ltd.	689	439
- Charoen Pokphand Foods Public Co., Ltd.	526	655
- Dole Thailand Co., Ltd.	337	69
- Thanakorn Vegetable Oil Products Co., Ltd.	262	240
- Bangkok Glass Industry Co., Ltd.	260	344
- Loxley Public Co., Ltd.	236	47
- Siam Container Pipe Co., Ltd.	227	227
- Siam Food Products Public Co., Ltd.	190	130
- Trinity Securities Co., Ltd.	100	-
- Manager Media Group Public Co., Ltd.	-	35
Deposits		
- Thai Airways International Public Co., Ltd.	627	342
- Muang Thai Life Assurance Co., Ltd.	538	349
- Serm Suk Public Co., Ltd.	176	430
- Com - Link Co., Ltd.	168	95
- Phatra Insurance Public Co., Ltd.	144	256
- Mitsubishi Elevator Asia Co., Ltd.	79	79
- Aspac Oil (Thailand) Co., Ltd.	72	58
- Sermsuk Beverage Co., Ltd.	69	46
- Smithithada Co., Ltd.	53	52
- Thai British Security Printing Public Co., Ltd.	48	121
- Nithi Thamrong Co., Ltd.	44	24
- Sup Wattana Co., Ltd.	38	38
- Siam Food Products Public Co., Ltd.	35	5
- Loxley Public Co., Ltd.	34	104
- SCB Securities Co., Ltd.	32	44

	(Million Baht)	
	Consolidated and The Bank	
	30 June 2007	31 December 2006
Deposits		
- Bangkok Glass Industry Co., Ltd.	32	37
- National ITMX Co., Ltd.	28	5
- Loxley Trading Co., Ltd.	21	14
- The Deves Insurance Public Co,. Ltd.	19	6
- CS Loxinfo Public Co., Ltd.	15	27
- Phatra Real Estate Public Co., Ltd.	14	11
- Ekpavee Co., Ltd.	12	1
-Muang Thai Fortis Holding Co., Ltd.	11	1
- Chanaporn Co., Ltd.	10	10
- PointAsia Dot Com (Thailand) Co., Ltd.	10	4
- Trinity Securities Co., Ltd.	7	12
- Avant Development Co., Ltd.	5	10
- The Lamsam Estate Co., Ltd.	-	30
- Globex Securities Co., Ltd.	-	14
- Manager Media Group Public Co., Ltd.	-	11
Contingencies		
- Charoen Pokphand Foods Public Co., Ltd.	1,220	717
- Thai Airways International Public Co., Ltd.	996	1,110
- Siam Food Products Public Co., Ltd.	555	713
- Quality Houses Public Co., Ltd.	274	267
- Loxley Public Co., Ltd.	143	388
- Dole Thailand Co., Ltd.	109	76
- Com - Link Co., Ltd.	71	71
- Thai British Security Printing Public Co., Ltd.	31	22
- Samart Telcom Public Co., Ltd.	30	30
- Loxley Trading Co., Ltd.	28	43
- Yip In Tsoi & Jacks Ltd.	25	84

(Million Baht)

	Consolidated and The Bank	
	30 June 2007	31 December 2006
Contingencies		
- Serm Suk Public Co., Ltd.	20	38
- Thanakorn Vegetable Oil Products Co., Ltd.	13	17
- SCT Co., Ltd.	8	26
- Bangkok Glass Industry Co., Ltd.	-	132

4.4 Assets, liabilities and contingencies between the Bank and its directors and key executive officers or the Bank's employees who have authority and responsibility for planning, directing and controlling the activities of the Bank are summarized as follows:

(Million Baht)

	Consolidated and The Bank	
	30 June 2007	31 December 2006
Loans	31	35
Deposits	1,261	1,338

30 BENEFITS OF DIRECTORS AND EXECUTIVES

The Bank and its subsidiary companies have not paid other benefits to directors and executives except for the benefits that are normally paid such as directors' fee, directors' bonus (if any) and income tax, executives' salary and bonus (if any).

31 COMMITMENTS

Capital Commitments

(Million Baht)

	Consolidated	
	30 June 2007	31 December 2006
Contracted but not provided for	3,870	3,507
Authorized but not contracted for	450	26
Total	4,320	3,533

		(Million Baht)
	The Bank	
	30 June 2007	31 December 2006
Contracted but not provided for	3,863	3,498
Authorized but not contracted for	450	26
Total	4,313	3,524

Long-Term Lease Agreements

1. Lease Agreements

The Bank and its subsidiary companies have entered into land/building lease agreements for branch offices and vehicle lease agreements. The Bank and its subsidiary companies were committed to pay future rentals, which are summarized as follows:

			(Million Baht)
		Consolidated	The Bank
Type of Lease Agreement	Remaining Period	30 June 2007	30 June 2007
Land/building lease agreements	1 July 2007 – 17 October 2027	605	560
Vehicle lease agreements	1 July 2007 – 1 July 2012	594	552
Others	1 July 2007 – 29 February 2012	24	-
Total		1,223	1,112

			(Million Baht)
		Consolidated	The Bank
Type of Lease Agreement	Remaining Period	31 December 2006	31 December 2006
Land/building lease agreements	1 January 2007 – 17 October 2027	564	549
Vehicle lease agreements	1 January 2007 – 30 November 2011	429	403
Others	1 January 2007 – 19 January 2011	20	-
Total		1,013	952

2. Service Agreements

On 12 November 2002 the Bank entered into an Information Technology Service Agreement with IBM Thailand Co., Ltd., under which service will be provided until 31 December 2012 and for which as of 30 June 2007 and 31 December 2006, the Bank is committed to pay a total service fee of Baht 3,271 million and Baht 3,919 million respectively.

32 EVENTS AFTER BALANCE SHEET DATE

On 26 July 2007, the Bank and one of its subsidiary registered the establishment of KAOKLA Venture Capital Management Security Limited ("KAOKLA") with registered capital of Baht 5 million. The Bank and its subsidiary own 99.99% of KAOKLA.

On 11 July 2007, the Bank registered a change in its paid-up capital as a result of the increase in paid-up capital of 356,852 shares at Baht 10 par value, totaling Baht 3,568,520 from the exercise of warrants for ordinary shares, which were issued and offered for sale to Bank employees, except for directors. Therefore, as of 11 July 2007, the Bank had total paid-up share capital of Baht 23,879,693,130.

33 THE FINANCIAL POSITIONS AND RESULTS OF OPERATIONS DIFFERENTIATED BY DOMESTIC AND FOREIGN BUSINESS

The financial positions and results of operations differentiated by domestic and foreign business can be summarized as follows:

1. Financial Position Classified by Types of Business

(Million Baht)

	Consolidated 30 June 2007				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	952,903	34,242	987,145	(24,513)	962,632
Interbank and money market items - net (assets)	96,281	9,622	105,903	-	105,903
Investments – net	68,328	23,975	92,303	-	92,303
Loans	702,978	440	703,418	-	703,418
Deposits	764,145	3	764,148	-	764,148
Interbank and money market items (liabilities)	15,370	408	15,778	-	15,778
Borrowings	45,921	6,876	52,797	-	52,797
Contingencies	1,407,644	15,370	1,423,014	(27,632)	1,395,382

(Million Baht)

	Consolidated				
	31 December 2006				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	925,340	28,097	953,437	(17,928)	935,509
Interbank and money market items - net (assets)	76,929	5,913	82,842	-	82,842
Investments – net	80,421	21,566	101,987	-	101,987
Loans	677,302	(95)	677,207	-	677,207
Deposits	750,981	(77)	750,904	-	750,904
Interbank and money market items (liabilities)	17,142	547	17,689	-	17,689
Borrowings	38,619	7,174	45,793	-	45,793
Contingencies	1,163,343	16,040	1,179,383	(29,087)	1,150,296

(Million Baht)

	The Bank				
	30 June 2007				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	953,328	34,242	987,570	(24,513)	963,057
Interbank and money market items-net (assets)	96,340	9,622	105,962	-	105,962
Investments – net	76,145	23,975	100,120	-	100,120
Loans	699,199	440	699,639	-	699,639
Deposits	764,623	3	764,626	-	764,626
Interbank and money market items (liabilities)	15,742	408	16,150	-	16,150
Borrowings	45,988	6,876	52,864	-	52,864
Contingencies	1,407,434	15,370	1,422,804	(27,632)	1,395,172

(Million Baht)

	The Bank (Restated) 31 December 2006				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	926,701	28,097	954,798	(17,928)	936,870
Interbank and money market items-net (assets)	76,966	5,913	82,879	-	82,879
Investments – net	88,496	21,566	110,062	-	110,062
Loans	672,878	458	673,336	-	673,336
Deposits	751,968	4	751,972	-	751,972
Interbank and money market items (liabilities)	17,620	466	18,086	-	18,086
Borrowings	38,808	7,174	45,982	-	45,982
Contingencies	1,163,148	16,040	1,179,188	(29,087)	1,150,101

2. Results of Operations Classified by Types of Business

(Million Baht)

	Consolidated For the Three-Month Period Ended 30 June 2007				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	13,729	409	14,138	(278)	13,860
Interest expense	4,654	419	5,073	(278)	4,795
Net income (expense) from interest and dividend	9,075	(10)	9,065	-	9,065
Non-interest income	4,732	33	4,765	-	4,765
Non-interest expense	8,343	32	8,375	-	8,375
Income (loss) before income tax	5,464	(9)	5,455	-	5,455

(Million Baht)

	Consolidated				
	For the Three-Month Period Ended 30 June 2006				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	12,684	411	13,095	(257)	12,838
Interest expense	3,888	418	4,306	(257)	4,049
Net income (expense) from interest and dividend	8,796	(7)	8,789	-	8,789
Non-interest income	3,314	43	3,357	-	3,357
Non-interest expense	7,240	34	7,274	-	7,274
Income (loss) before income tax	4,870	2	4,872	-	4,872

(Million Baht)

	The Bank				
	For the Three-Month Period Ended 30 June 2007				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	13,910	409	14,319	(278)	14,041
Interest expense	4,677	419	5,096	(278)	4,818
Net income (expense) from interest and dividend	9,233	(10)	9,223	-	9,223
Non-interest income	4,214	33	4,247	-	4,247
Non-interest expense	7,997	32	8,029	-	8,029
Income (loss) before income tax	5,450	(9)	5,441	-	5,441

(Million Baht)

	The Bank (Restated)				
	For the Three-Month Period Ended 30 June 2006				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	12,828	411	13,239	(257)	12,982
Interest expense	3,893	418	4,311	(257)	4,054
Net income (expense) from interest and dividend	8,935	(7)	8,928	-	8,928
Non-interest income	3,021	43	3,064	-	3,064
Non-interest expense	6,900	34	6,934	-	6,934
Income before income tax	5,056	2	5,058	-	5,058

(Million Baht)

	Consolidated				
	For the Six-Month Period Ended 30 June 2007				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	27,695	776	28,471	(499)	27,972
Interest expense	9,788	794	10,582	(499)	10,083
Net income (expense) from interest and dividend	17,907	(18)	17,889	-	17,889
Non-interest income	8,945	25	8,970	-	8,970
Non-interest expense	15,813	64	15,877	-	15,877
Income (loss) before income tax	11,039	(57)	10,982	-	10,982

(Million Baht)

	Consolidated				
	For the Six-Month Period Ended 30 June 2006				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	23,856	820	24,676	(514)	24,162
Interest expense	6,610	855	7,465	(514)	6,951
Net income (expense) from interest and dividend	17,246	(35)	17,211	-	17,211
Non-interest income	6,453	7	6,460	-	6,460
Non-interest expense	13,718	70	13,788	-	13,788
Income (loss) before income tax	9,981	(98)	9,883	-	9,883

(Million Baht)

	The Bank				
	For the Six-Month Period Ended 30 June 2007				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	27,934	776	28,710	(499)	28,211
Interest expense	9,832	794	10,626	(499)	10,127
Net income (expense) from interest and dividend	18,102	(18)	18,084	-	18,084
Non-interest income	8,033	25	8,058	-	8,058
Non-interest expense	15,165	64	15,229	-	15,229
Income (loss) before income tax	10,970	(57)	10,913	-	10,913

(Million Baht)

	The Bank (Restated)				
	For the Six-Month Period Ended 30 June 2006				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	23,957	820	24,777	(514)	24,263
Interest expense	6,619	855	7,474	(514)	6,960
Net income (expense) from interest and dividend	17,338	(35)	17,303	-	17,303
Non-interest income	5,790	7	5,797	-	5,797
Non-interest expense	13,139	70	13,209	-	13,209
Income (loss) before income tax	9,989	(98)	9,891	-	9,891

34 FINANCIAL INSTRUMENTS

A financial instrument is any contract that gives rise to both a financial asset of one enterprise and a financial liability or equity instrument of another enterprise.

Credit risk

Credit risk refers to the risk that a counterparty or a borrower may default on its contractual obligations and agreements. Such default may be caused by the counterparty's inability to pay due to financial encumbrances or their intention not to abide by the contractual agreements, resulting in a loss to the Bank.

The Bank has implemented credit risk management processes to measure and control credit risk. Through the use of credit risk rating tools for assessing customers' credit risk rating, the Bank is capable of granting better quality loans. In addition, for retail customers, the Bank used credit scoring as a tool to determine an appropriate return

given the risk level of each loan. In addition, the Bank allocates credit concentration to various business sectors and industries, so as to diversify credit risk as a whole.

In the credit approval process, the Bank considers the customer's ability to repay and the loan objectives as key factors in the approval of credit and may obtain sufficient collateral or other securities, where appropriate, as a means of mitigating the risk of financial losses from default. To maximize the effectiveness of the credit approval process, credit analysis and approval functions are separated from the units responsible for maintaining customer relationships. The Bank also has processes for regularly reviewing customers' credit rating and performance on all approved transactions. For non-performing loans (NPL), the Bank has closely and continuously monitored, resolved and/or restructured them to retain maximum benefits for the organization.

For the "loans" item shown in the balance sheet, the Bank's maximum credit loss is the carrying amount of net loans after deduction of applicable allowance for losses without considering the value of collateral. In addition, credit risk may arise from off-balance sheet items or contingencies.

Market risk

Market risk is any risk due to changes in interest rates, foreign exchange rates or securities prices that will have an effect on the Bank's funding costs, investment position or foreign currency position, resulting in possible loss to the Bank. Market risk for the Bank can be categorized as interest rate risk, foreign exchange risk and equity position risk.

1. Interest rate risk

   Interest rate risk refers to any risk that arises from changes in interest rates which may affect the value of the Bank's financial instruments or may cause volatility in the Bank's earnings or fluctuations in the value of the Bank's financial assets and liabilities, both in the current reporting period and in future years. Interest rate risk also arises from the structure and characteristics of the Bank's assets, liabilities and equities. Most of the Bank's credit is based on the Bank's floating interest rates (MLR, MOR and MRR). Deposit interest rates are in line with the announcements made by the Bank. As a result, the interest rate risk faced by the Bank is generally low. However, the Bank actively manages such risk by adjusting its asset and liability structure in order to maximize returns under the acceptable risk levels in order to best fit current market conditions and trends. Management of interest rate risk is under the supervision of the Bank's Asset and Liability Management Sub-Committee.

An analysis of loans (including financial institutions) at fixed and floating interest rates (MLR, MOR and MRR) as follows:

(Million Baht)

	Consolidated		The Bank	
	30 June 2007	31 December 2006	30 June 2007	31 December 2006
Fixed interest rate	164,547	170,065	164,344	170,282
Floating interest rate	540,022	509,008	536,446	504,920
Total Loans (including financial institutions)	704,569	679,073	700,790	675,202

The average balances of the interest-bearing financial assets and liabilities of the Bank and its subsidiaries, calculated by using the average of the beginning and the ending balances, and the average interest and dividend rates for the six-month period ended 30 June 2007 and for the year ended 31 December 2006 are as follows:

(Million Baht)

	Consolidated					
	30 June 2007			31 December 2006		
	Average Balance	Interest and Dividend Income/ Expense	Average Rate (%)	Average Balance	Interest and Dividend Income/ Expense	Average Rate (%)
Interest-bearing Financial Assets						
Interbank and money market items	98,047	1,664	3.39	76,278	4,102	5.38
Securities purchased under resale agreements	14,100	338	4.79	15,850	386	2.44
Investments	100,207	2,484	4.96	103,610	4,446	4.29
Loans	690,313	23,486	6.80	652,076	42,876	6.58
Total	902,667	27,972	6.20	847,814	51,810	6.11
Interest-bearing Liabilities						
Deposits	757,526	9,196	2.43	719,383	14,709	2.04
Interbank and money market items	16,734	110	1.31	18,558	491	2.65
Securities sold under repurchase agreements	1,773	3	0.34	12,955	22	0.17
Borrowings	49,295	774	3.14	36,760	1,975	5.37
Total	825,328	10,083	2.44	787,656	17,197	2.18

(Million Baht)

	The Bank					
	30 June 2007			31 December 2006 (Restated)		
	Average Balance	Interest and Dividend Income/ Expense	Average Rate (%)	Average Balance	Interest and Dividend Income/ Expense	Average Rate (%)
Interest-bearing Financial Assets						
Interbank and money market items	94,433	1,678	3.55	74,406	4,096	5.50
Securities purchased under resale agreements	14,100	338	4.79	15,850	386	2.44
Investments	109,072	2,893	5.30	114,068	4,325	3.79
Loans	686,488	23,302	6.79	647,029	42,693	6.60
Total	904,093	28,211	6.24	851,353	51,500	6.05
Interest-bearing Liabilities						
Deposits	758,299	9,221	2.43	720,442	14,713	2.04
Interbank and money market items	17,118	120	1.40	18,654	510	2.73
Securities sold under repurchase agreements	1,773	3	0.34	12,955	22	0.17
Borrowings	49,423	783	3.17	36,854	1,978	5.37
Total	826,613	10,127	2.45	788,905	17,223	2.18

Financial assets and liabilities, classified by maturity of interest repricing, as of 30 June 2007 and 31 December 2006 are shown below:

(Million Baht)

Consolidated
30 June 2007

	Immediate Repricing	Less than 6 months	6 months to 1 Year	1 Year to 5 Years	Over 5 Years	Non-interest Bearing	Stop Accrued	Total
Financial Assets								
Cash	-	-	-	-	-	19,668	-	19,668
Interbank and money market Items	2,601	98,309	691	-	-	4,313	-	105,914
Securities purchased under resale agreements	-	6,000	-	-	-	-	-	6,000
Investments	10,076	9,820	11,854	22,643	16,310	23,099	1,988	95,790
Loans	510,982	84,597	918	24,119	21,659	978	60,165	703,418
Accrued interest receivable	-	-	-	-	-	1,774	-	1,774
Customers' liability under acceptances	-	-	-	-	-	1,536	-	1,536
Other assets	-	-	-	-	-	5,781	-	5,781
Total Financial Assets	523,659	198,726	13,463	46,762	37,969	57,149	62,153	939,881
Financial Liabilities								
Deposits	349,945	200,026	167,003	7,496	-	39,678	-	764,148
Interbank and money market Items	3,106	8,871	1,068	600	200	1,933	-	15,778
Liabilities payable on demand	-	-	-	-	-	8,845	-	8,845
Borrowings	-	33,868	-	12,000	6,929	-	-	52,797
Bank's liability under acceptances	-	-	-	-	-	1,536	-	1,536
Other liabilities	-	-	-	-	-	10,272	-	10,272
Total Financial Liabilities	353,051	242,765	168,071	20,096	7,129	62,264	-	853,376
On-balance sheet items	170,608	(44,039)	(154,608)	26,666	30,840	(5,115)	62,153	86,505

(Million Baht)

	Consolidated 31 December 2006							
	Immediate Repricing	Less than 6 months	6 months to 1 Year	1 Year to 5 Years	Over 5 Years	Non-interest Bearing	Stop Accrued	Total
Financial Assets								
Cash	-	-	-	-	-	18,411	-	18,411
Interbank and money market Items	3,003	74,267	3,219	-	-	2,368	-	82,857
Securities purchased under resale agreements	-	22,200	-	-	-	-	-	22,200
Investments	10,538	17,160	3,686	30,895	23,727	16,577	2,041	104,624
Loans	490,824	89,540	11,558	19,909	4,706	1,365	59,304	677,206
Accrued interest receivable	-	-	-	-	-	1,813	-	1,813
Customers' liability under acceptances	-	-	-	-	-	525	-	525
Other assets	-	-	-	-	-	6,535	-	6,535
Total Financial Assets	504,365	203,167	18,463	50,804	28,433	47,594	61,345	914,171
Financial Liabilities								
Deposits	345,864	181,094	177,505	5,452	-	40,989	-	750,904
Interbank and money market Items	2,246	11,271	1,067	800	-	2,305	-	17,689
Liabilities payable on demand	-	-	-	-	-	6,757	-	6,757
Borrowings	-	26,619	-	12,000	7,174	-	-	45,793
Bank's liability under acceptances	-	-	-	-	-	525	-	525
Other liabilities	-	-	-	-	-	9,389	-	9,389
Total Financial Liabilities	348,110	218,984	178,572	18,252	7,174	59,965	-	831,057
On-balance sheet items	156,255	(15,817)	(160,109)	32,552	21,259	(12,371)	61,345	83,114

(Million Baht)

	The Bank 30 June 2007							
	Immediate Repricing	Less than 6 months	6 months to 1 Year	1 Year to 5 Years	Over 5 Years	Non-interest Bearing	Stop Accrued	Total
Financial Assets								
Cash	-	-	-	-	-	19,667	-	19,667
Interbank and money market items	2,941	97,963	691	-	-	4,378	-	105,973
Securities purchased under resale agreements	-	6,000	-	-	-	-	-	6,000
Investments	10,076	9,686	11,674	22,643	16,310	31,760	1,235	103,384
Loans	510,120	90,521	1,102	23,631	21,541	978	51,746	699,639
Accrued interest receivable	-	-	-	-	-	1,595	-	1,595
Customers' liability under acceptances	-	-	-	-	-	1,536	-	1,536
Other assets	-	-	-	-	-	5,275	-	5,275
Total Financial Assets	523,137	204,170	13,467	46,274	37,851	65,189	52,981	943,069
Financial Liabilities								
Deposits	350,277	200,026	167,003	7,496	-	39,824	-	764,626
Interbank and money market items	3,130	9,211	1,068	600	200	1,941	-	16,150
Liabilities payable on demand	-	-	-	-	-	8,845	-	8,845
Borrowings	-	33,935	-	12,000	6,929	-	-	52,864
Bank's liability under acceptances	-	-	-	-	-	1,536	-	1,536
Other liabilities	-	-	-	-	-	10,149	-	10,149
Total Financial Liabilities	353,407	243,172	168,071	20,096	7,129	62,295	-	854,170
On-balance sheet items	169,730	(39,002)	(154,604)	26,178	30,722	2,894	52,981	88,899

(Million Baht)

The Bank

31 December 2006

	Immediate Repricing	Less than 6 months	6 months to 1 Year	1 Year to 5 Years	Over 5 Years	Non-interest Bearing	Stop Accrued	Total
Financial Assets								
Cash	-	-	-	-	-	18,410	-	18,410
Interbank and money market items	3,363	73,854	3,219	-	-	2,458	-	82,894
Securities purchased under resale agreements	-	22,200	-	-	-	-	-	22,200
Investments	10,538	16,996	3,555	30,715	23,727	25,561	1,235	112,327
Loans	490,324	96,711	11,596	19,052	4,651	1,365	49,637	673,336
Accrued interest receivable	-	-	-	-	-	1,629	-	1,629
Customers' liability under acceptances	-	-	-	-	-	525	-	525
Other assets	-	-	-	-	-	5,669	-	5,669
Total Financial Assets	504,225	209,761	18,370	49,767	28,378	55,617	50,872	916,990
Financial Liabilities								
Deposits	346,175	181,094	177,925	5,452	-	41,326	-	751,972
Interbank and money market items	2,280	11,630	1,068	800	-	2,308	-	18,086
Liabilities payable on demand	-	-	-	-	-	6,757	-	6,757
Borrowings	-	26,808	-	12,000	7,174	-	-	45,982
Bank's liability under acceptances	-	-	-	-	-	525	-	525
Other liabilities	-	-	-	-	-	9,195	-	9,195
Total Financial Liabilities	348,455	219,532	178,993	18,252	7,174	60,111	-	832,517
On-balance sheet items	155,770	(9,771)	(160,623)	31,515	21,204	(4,494)	50,872	84,473

2. Foreign exchange risk

Foreign exchange risk is the risk that occurs from changes in exchange rates which may affect the value of the Bank's financial instruments or may cause volatility in the Bank's earnings or fluctuations in the value of the Bank's assets and liabilities.

The Bank engages in foreign exchange related transactions, which may create foreign exchange risk. However, the Bank believes that such risk is low, as most foreign currency transactions are protected by customers' underlying transactions. The Bank's policy is to minimize foreign exchange risk by closing its foreign exchange position on a daily basis. Management of foreign exchange risk is under the supervision of the Asset and Liability Management Sub-Committee.

Foreign currency positions in Baht equivalent, as of 30 June 2007 and 31 December 2006 were as follows:

(Million Baht)

	Consolidated					
	30 June 2007					
	Currency					
	US Dollars	Yen	Pounds	Euro	Others	Total
Assets						
Cash	381	33	43	177	105	739
Interbank and money market items - net	101,098	28	63	132	237	101,558
Investments - net	35,876	-	-	3	50	35,929
Loans and accrued interest receivables - net	19,538	779	64	985	186	21,552
Other assets	1,229	1	7	-	3	1,240
Total assets	158,122	841	177	1,297	581	161,018
Liabilities						
Deposits	4,169	112	49	367	121	4,818
Interbank and money market items	423	13	-	-	315	751
Liability on demand	3,792	55	74	191	221	4,333
Borrowings	6,876	-	-	-	-	6,876
Other liabilities	5,386	123	68	388	180	6,145
Total liabilities	20,646	303	191	946	837	22,923
Foreign currency position of on-balance items-net	137,476	538	(14)	351	(256)	138,095
Off-balance sheet items-net (Forward exchange contracts, cross currency swaps and FX options)	(142,591)	(809)	(11)	701	(78)	(144,190)

(Million Baht)

	Consolidated					
	31 December 2006					
	Currency					
	US Dollars	Yen	Pounds	Euro	Others	Total
Assets						
Cash	324	15	42	199	94	674
Interbank and money market items - net	79,199	65	89	227	157	79,737
Investments - net	36,695	-	-	3	52	36,750
Loans and accrued interest receivables - net	17,641	854	105	1,341	344	20,285
Other assets	1,825	-	1	-	2	1,828
Total assets	135,684	934	237	1,770	649	139,274
Liabilities						
Deposits	5,437	111	36	308	135	6,027
Interbank and money market items	485	-	-	-	15	500
Liability on demand	3,131	26	129	266	157	3,709
Borrowings	7,174	-	-	-	-	7,174
Other liabilities	4,630	-	18	4	54	4,706
Total liabilities	20,857	137	183	578	361	22,116
Foreign currency position of on-balance items-net	114,827	797	54	1,192	288	117,158
Off-balance sheet items-net (Forward exchange contracts, cross currency swaps and FX options)	(116,363)	(776)	(48)	(1,131)	(195)	(118,513)

(Million Baht)

	The Bank					
	30 June 2007					
	Currency					
	US Dollar	Yen	Pounds	Euro	Others	Total
Assets						
Cash	381	33	43	177	105	739
Interbank and money market items - net	101,098	28	63	132	237	101,558
Investments - net	35,876	-	-	3	50	35,929
Loans and accrued interest receivables - net	19,538	779	64	985	186	21,552
Other assets	1,229	1	7	-	3	1,240
Total assets	158,122	841	177	1,297	581	161,018
Liabilities						
Deposits	4,169	112	49	367	121	4,818
Interbank and money market items	423	13	-	-	315	751
Liability on demand	3,792	55	74	191	221	4,333
Borrowings	6,876	-	-	-	-	6,876
Other liabilities	5,385	123	66	388	180	6,142
Total liabilities	20,645	303	189	946	837	22,920
Foreign currency position of on-balance items-net	137,477	538	(12)	351	(256)	138,098
Off-balance sheet items-net (Forward exchange contracts, cross currency swaps and FX options)	(142,591)	(809)	(11)	701	(78)	(144,190)

(Million Baht)

	The Bank					
	31 December 2006					
	Currency					
	US Dollar	Yen	Pounds	Euro	Others	Total
Assets						
Cash	324	15	42	199	94	674
Interbank and money market items - net	79,199	65	89	227	157	79,737
Investments - net	36,695	-	-	3	52	36,750
Loans and accrued interest receivables - net	17,641	854	105	1,341	344	20,285
Other assets	1,825	-	1	-	2	1,828
Total assets	135,684	934	237	1,770	649	139,274
Liabilities						
Deposits	5,437	111	36	308	135	6,027
Interbank and money market items	485	-	-	-	15	500
Liability on demand	3,131	26	129	266	157	3,709
Borrowings	7,174	-	-	-	-	7,174
Other liabilities	4,629	-	16	4	54	4,703
Total liabilities	20,856	137	181	578	361	22,113
Foreign currency position of on-balance items-net	114,828	797	56	1,192	288	117,161
Off-balance sheet items-net (Forward exchange contracts cross currency swaps and FX options)	(116,363)	(776)	(48)	(1,131)	(195)	(118,513)

3. Equity position risk

Equity position risk is any risk that arises from changes in the price of equities or common stock that may cause volatility in the Bank's earnings or fluctuations in the value of the Bank's financial assets.

The Bank's policy is not to increase its equity investments, but to divest any equity position that is not directly related to its main banking business. The Bank manages and monitors market situations closely in order to acquire supportive information for proper management and retain maximum benefits for the Bank.

Liquidity risk

Liquidity risk is the risk that the Bank may not be able to meet its obligations as they fall due, because of inability to realise its assets or to cover funding requirements at an appropriate price which results in a loss to the Bank.

The Bank manages its liquidity position under the Bank of Thailand's liquidity reserve regulations and other applicable regulations. The Treasury Department is accountable for managing the Bank's liquidity position by providing short-term and long-term funding sources as well as investing in highly liquid assets in both domestic and foreign currencies. The Bank also ensures that its liquidity position is suitable and sufficient for the current and foreseeable market conditions. The Asset and Liabilities Management Sub-Committee supervise management of liquidity risk.

A maturity analysis of financial assets and liabilities as of 30 June 2007 and 31 December 2006 was as follows:

(Million Baht)

	Consolidated 30 June 2007						
	At call	Less than 6 months	6 months to 1 Year	1 Year to 5 Years	Over 5 Years	No Maturity	Total
Financial Assets							
Cash	-	-	-	-	-	19,668	19,668
Interbank and money market items	7,260	97,963	691	-	-	-	105,914
Securities purchased under resale agreements	-	6,000	-	-	-	-	6,000
Investments	436	15,268	20,321	31,233	21,750	6,782	95,790
Loans	164,591	257,345	6,524	134,578	140,380	-	703,418
Accrued interest receivables	41	1,470	-	143	120	-	1,774
Customers' liability under acceptance	-	1,536	-	-	-	-	1,536
Other assets	-	1,814	-	-	-	3,967	5,781
Total Financial Assets	172,328	381,395	27,536	165,954	162,250	30,417	939,881
Financial Liabilities							
Deposits	389,622	199,901	167,318	7,307	-	-	764,148
Interbank and money market items	5,077	8,334	1,067	1,100	200	-	15,778
Liability payable on demand	8,845	-	-	-	-	-	8,845
Borrowings	-	33,868	-	-	18,929	-	52,797
Bank's liability under accpetances	-	1,536	-	-	-	-	1,536
Other liabilities	98	3,065	355	86	-	6,668	10,272
Total Financial Liabilities	403,642	246,704	168,740	8,493	19,129	6,668	853,376
Liquidity-net	(231,314)	134,692	(141,204)	157,461	143,121	23,749	86,505

(Million Baht)

	Consolidated						
	31 December 2006						
	At call	Less than 6 months	6 months to 1 Year	1 Year to 5 Years	Over 5 Years	No Maturity	Total
Financial Assets							
Cash	-	-	-	-	-	18,411	18,411
Interbank and money market items	5,594	75,099	2,164	-	-	-	82,857
Securities purchased under resale agreements	-	22,200	-	-	-	-	22,200
Investments	446	18,243	8,812	41,800	30,582	4,741	104,624
Loans	157,919	262,247	7,867	120,895	128,278	-	677,206
Accrued interest receivables	40	1,525	-	100	148	-	1,813
Customers' liability under acceptance	-	525	-	-	-	-	525
Other assets	-	2,188	-	-	-	4,347	6,535
Total Financial Assets	163,999	382,027	18,843	162,795	159,008	27,499	914,171
Financial Liabilities							
Deposits	386,854	177,733	179,316	7,001	-	-	750,904
Interbank and money market items	4,588	10,734	1,067	1,100	200	-	17,689
Liability payable on demand	6,757	-	-	-	-	-	6,757
Borrowings	-	26,619	-	-	19,174	-	45,793
Bank's liability under accpetances	-	525	-	-	-	-	525
Other liabilities	109	2,944	520	78	-	5,738	9,389
Total Financial Liabilities	398,308	218,555	180,903	8,179	19,374	5,738	831,057
Liquidity-net	(234,309)	163,472	(162,060)	154,616	139,634	21,761	83,114

(Million Baht)

	The Bank 30 June 2007						
	At call	Less than 6 months	6 months to 1 Year	1 Year To 5 Years	Over 5 Years	No Maturity	Total
Financial Assets							
Cash	-	-	-	-	-	19,667	19,667
Interbank and money market items	7,319	97,963	691	-	-	-	105,973
Securities purchased under resale agreements	-	6,000	-	-	-	-	6,000
Investments	166	15,134	20,141	30,894	21,607	15,442	103,384
Loans	161,581	262,626	6,369	132,637	136,426	-	699,639
Accrued interest receivables	-	1,499	-	96	-	-	1,595
Customers' liability under acceptances	-	1,536	-	-	-	-	1,536
Other assets	-	1,964	-	-	-	3,311	5,275
Total Financial Assets	169,066	386,722	27,201	163,627	158,033	38,420	943,069
Financial Liabilities							
Deposits	390,100	199,901	167,318	7,307	-	-	764,626
Interbank and money market items	5,071	8,711	1,068	1,100	200	-	16,150
Liability payable on demand	8,845	-	-	-	-	-	8,845
Borrowings	-	33,935	-	-	18,929	-	52,864
Bank's liability under acceptances	-	1,536	-	-	-	-	1,536
Other liabilities	98	3,071	355	86	-	6,539	10,149
Total Financial Liabilities	404,114	247,154	168,741	8,493	19,129	6,539	854,170
Liquidity-net	(235,048)	139,568	(141,540)	155,134	138,904	31,881	88,899

(Million Baht)

	The Bank 31 December 2006						
	At call	Less than 6 months	6 months to 1 Year	1 Year To 5 Years	Over 5 Years	No Maturity	Total
Financial Assets							
Cash	-	-	-	-	-	18,410	18,410
Interbank and money market items	5,631	75,099	2,164	-	-	-	82,894
Securities purchased under resale agreements	-	22,200	-	-	-	-	22,200
Investments	166	18,080	8,680	41,267	30,409	13,725	112,327
Loans	156,192	267,543	7,294	118,774	123,533	-	673,336
Accrued interest receivables	-	1,561	-	68	-	-	1,629
Customers' liability under acceptances	-	525	-	-	-	-	525
Other assets	-	2,071	-	-	-	3,598	5,669
Total Financial Assets	161,989	387,079	18,138	160,109	153,942	35,733	916,990
Financial Liabilities							
Deposits	387,502	177,733	179,736	7,001	-	-	751,972
Interbank and money market items	4,588	11,130	1,068	1,100	200	-	18,086
Liability payable on demand	6,757	-	-	-	-	-	6,757
Borrowings	-	26,808	-	-	19,174	-	45,982
Bank's liability under acceptances	-	525	-	-	-	-	525
Other liabilities	109	2,953	520	78	-	5,535	9,195
Total Financial Liabilities	398,956	219,149	181,324	8,179	19,374	5,535	832,517
Liquidity-net	(236,967)	167,930	(163,186)	151,930	134,568	30,198	84,473

Fair value

Fair value is the estimated value that the Bank and its subsidiaries could receive from the sale of financial assets, or the estimated cost of redeeming their financial liabilities. Fair values are based on market value, or estimated values derived from using general market principles of calculation.

The following is a summary of carrying amounts and estimated fair values of financial assets and liabilities and off-balance sheet items as of 30 June 2007 and 31 December 2006.

(Million Baht)

	Consolidated			
	30 June 2007		31 December 2006	
	Carrying Amount	Fair value	Carrying Amount	Fair value
Financial Assets				
Cash	19,668	19,668	18,411	18,411
Interbank and money market items – net	105,903	105,903	82,842	82,842
Securities purchased under resale agreements	6,000	6,000	22,200	22,200
Investments – net	92,303	92,362	101,987	101,887
Loans and accrued interest receivables – net	671,823	671,823	646,026	646,026
Customers' liability under acceptances	1,536	1,536	525	525
Other assets	5,781	5,781	6,535	6,535
Total Financial Assets	903,014	903,073	878,526	878,426
Financial Liabilities				
Deposits	764,148	764,148	750,904	750,904
Interbank and money market items	15,778	15,778	17,689	17,689
Liabilities payable on demand	8,845	8,845	6,757	6,757
Borrowings	52,797	54,513	45,793	47,113
Bank's liability under acceptances	1,536	1,536	525	525
Other liabilities	10,272	10,272	9,389	9,389
Total Financial Liabilities	853,376	855,092	831,057	832,377

(Million Baht)

	The Bank			
	30 June 2007		31 December 2006	
	Carrying Amount	Fair value	Carrying Amount	Fair value
Financial Assets				
Cash	19,667	19,667	18,410	18,410
Interbank and money market items – net	105,962	105,962	82,879	82,879
Securities purchased under resale agreements	6,000	6,000	22,200	22,200
Investments – net	100,120	100,179	110,062	109,963
Loans and accrued interest receivables – net	672,234	672,234	646,993	646,993
Customers' liability under acceptances	1,536	1,536	525	525
Other assets	5,275	5,275	5,669	5,669
Total Financial Assets	910,794	910,853	886,738	886,639
Financial Liabilities				
Deposits	764,626	764,626	751,972	751,972
Interbank and money market items	16,150	16,150	18,086	18,086
Liabilities payable on demand	8,845	8,845	6,757	6,757
Borrowings	52,864	54,513	45,982	47,113
Bank's liability under acceptances	1,536	1,536	525	525
Other liabilities	10,149	10,149	9,195	9,195
Total Financial Liabilities	854,170	855,819	832,517	833,648

The following methods and assumptions were used by the Bank in estimating fair values of financial assets and liabilities as disclosed herein:

The fair values of cash, interbank and money market items (assets and liabilities), securities purchased under resale agreements, customers' liability under acceptances, accrued income, other assets, liabilities payable on demand, securities sold under repurchase agreements, bank's liabilities under acceptances, accrued interest payables and other liabilities are stated at their carrying values at the reporting date.

The fair values of held-for-trading investments, available-for-sale investments and held-to-maturity investments are stated according to the Bank's policy mentioned in Note 3.4.

The fair value of general investments is stated at cost, net of allowance for their impairment.

The fair values of loans and accrued interest receivables are based on the carrying values of loans and accrued interest receivables, net of allowance for doubtful accounts, since most loans are floating rate ones.

The carrying values of deposits usually approximate fair values, except for negotiable certificates of deposit (NCD) for which fair value is calculated by using the expected yield on borrowings.

The fair values of borrowings are estimated by using market values.

The following is a summary of the notional amounts and the fair value of the consolidated and the Bank 's derivative instruments as at 30 June 2007 and 31 December 2006:

(Million Baht)

	Consolidated and The Bank 30 June 2007			
	Notional Amount			
	Up to 1 year	Over 1 year	Total	Fair Value
Forward exchange contracts	440,367	13,729	454,096	2,408
Cross currency swaps	7,462	80,052	87,514	2,152
Interest rate swaps	97,080	236,581	333,661	(213)
Credit default swaps	-	691	691	1
Other derivatives	459	369	828	-

(Million Baht)

	Consolidated and The Bank 31 December 2006			
	Notional Amount			
	Up to 1 year	Over 1 year	Total	Fair Value
Forward exchange contracts	411,169	924	412,093	2,210
Cross currency swaps	12,361	82,888	95,249	1,074
Interest rate swaps	56,832	178,249	235,081	108
Credit default swaps	-	721	721	1
Other derivatives	83	1,001	1,084	-

The fair value is ordinarily derived from quoted market price or from generally accepted pricing models, where no market price is available.

35 RECLASSIFICATION OF ACCOUNTS

Certain accounts in the financial statements for the three-month and the six-month periods ended 30 June 2006 have been reclassified to conform with the presentation in the financial statements for the three-month and six-month period ended 30 June 2007.

36 APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved for issue by the Audit Committee on 24 August 2007.

END